Filed Pursuant to Rule 424(b)(5)
Registration No. 333-116464

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion, dated October 4, 2004

PROSPECTUS SUPPLEMENT (To Prospectus dated September 24, 2004)

4,300,000 Shares

Hughes Supply, Inc.

Common Stock

This is an offering of 4,300,000 shares of common stock of Hughes Supply, Inc. Of the 4,300,000 shares being offered, Hughes Supply, Inc. is selling 4,000,000 shares and the selling shareholder is selling 300,000 shares. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholder.

Our common stock is traded on the New York Stock Exchange under the symbol “HUG.” On October 1, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $30.40 per share.

Investing in the shares involves risks. “ Risk Factors” begin on page S-10.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Hughes Supply	$	$
Proceeds, before expenses, to the selling shareholder	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 645,000 shares of our common stock on the same terms and conditions set forth above to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about October     , 2004.

LEHMAN BROTHERS

CITIGROUP GOLDMAN, SACHS & CO.

WACHOVIA SECURITIES

October     , 2004

Water and Sewer
Plumbing
HVAC
Maintenance, Repair and Operations
Electrical
Utilities
Industrial PVF
Building Materials
Fire Protection
Mechanical Industrial

HUGHES

Branch Locations

493 Branches in 38 States

Alaska
Water and Sewer
108 branches in 23 states
Plumbing/HVAC
157 branches in 19 states
MRO
66 branches in 28 states
Utilities
37 branches in 16 states
Electrical
39 branches in 5 states
Industrial PVF
35 branches in 15 states
Building Materials/Fire Protection/Mechanical PVF
51 branches in 15 states

HUGHES

Solutions. Supply. Service.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. This prospectus supplement is part of, and should be read in conjunction with, the accompanying prospectus and the information incorporated by reference therein. The information we present in this prospectus supplement may add, update or change information included or incorporated by reference in the accompanying prospectus. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. If information contained or incorporated by reference in the accompanying prospectus is inconsistent with this prospectus supplement, the information in this prospectus supplement will apply and will supersede that information contained or incorporated by reference in the accompanying prospectus prior to the date of this prospectus supplement.

We have based or derived the market data and our relative position within each market described in this prospectus supplement from third-party sources, including the U.S. Department of Commerce, the U.S. Census Bureau, the Congressional Budget Office, industry publications and other sources and management estimates based on our more than 75 years of operating history. While we believe these sources to be reliable, and our estimates to be reasonable, we have not independently verified these third-party sources and we make no representation as to their accuracy.

As used throughout this prospectus supplement, “Hughes,” “Hughes Supply,” “we,” “us” and “our” refers to Hughes Supply, Inc. and its subsidiaries, except where the context otherwise requires. “Selling shareholder” refers to David H. Hughes, as trustee of the David H. Hughes Trust, originally dated June 16, 1987, as most recently amended and restated on May 26, 2004, which we refer to as the David H. Hughes Trust.

For purposes of this prospectus supplement, the assumed sale price of the common stock we are offering is $30.40 per share, the last reported price of our common stock on the New York Stock Exchange on October 1, 2004.

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SUMMARY

This summary is not complete and does not contain all of the information that you should consider before buying shares in this offering. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page S-10 and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision.

Hughes Supply, Inc.

Our Business

Founded in 1928, we are one of the largest diversified wholesale distributors of construction, repair and maintenance-related products in the United States. We distribute over 350,000 products to more than 100,000 customers through 493 branches located in 38 states. Our principal customers include electrical, plumbing, water and sewer, and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies. Although we have a national presence, we operate primarily in the southeastern and southwestern United States, from which we respectively derived 51% and 25% of our net sales for the six months ended July 30, 2004. We operate in 14 of the 15 fastest growing states in the United States, which collectively contributed 76% of our net sales for the six months ended July 30, 2004. We had net sales of $3.3 billion and $2.1 billion, and operating income of $122.7 million and $121.1 million, for our 2004 fiscal year and for the six months ended July 30, 2004, respectively.

We are organized on a product line basis into six reportable segments: Water & Sewer; Plumbing/Heating, Ventilating and Air Conditioning (HVAC); Maintenance, Repair and Operations (MRO); Utilities; Electrical; and Industrial Pipe, Valves and Fittings (PVF). We include in an “Other” category our Building Materials, Fire Protection and Mechanical Industrial product lines. Our segments are complementary, enabling us to be a single-source provider and providing us with opportunities to secure a larger share of our customers’ business. Our customers use our products for commercial, residential, industrial and public infrastructure construction projects, and related maintenance, repair and operations. We believe the diversity of the end-markets we serve and our broad offering of replacement, repair and maintenance products help lessen the impact on us of the seasonality and cyclicality that affect the construction industry as a whole. The following charts illustrate our estimate of the end markets we serve and the relative net sales and operating income contribution of our product lines for the six months ended July 30, 2004.

We believe that our more than 75 years of experience delivering superior customer service, the depth and breadth of our product offerings, and our sales force’s extensive technical expertise, make us a market leader in our businesses. The following table illustrates our estimated domestic market position (based on net sales) in each of our product lines, the primary end-markets served and the principal products sold:

Product Lines	Market Position	Primary End Markets Served	Principal Products
Water & Sewer	#2 Nationally	Residential, Commercial, Public Infrastructure	Piping products, fire hydrants, water meters, storm drains, irrigation products, concrete vaults
Plumbing/HVAC	#2 Nationally	Residential, Commercial, Industrial	Plumbing fixtures and related fittings, plumbing accessories and supplies, HVAC equipment and parts
MRO	#1 Nationally in Apartment MRO Market	Commercial	Plumbing and electrical supplies, appliances and parts, hardware and janitorial supplies, HVAC equipment and parts, door and window parts
Utilities	#2 Nationally	Public Infrastructure	Electrical transmission and distribution equipment, wire and cable, energy products
Electrical	Market Leader in Southeast	Residential, Commercial, Industrial	Wire management products, electrical distribution equipment, wire and cable, automation equipment
Industrial PVF	Market Leader in Southwest	Industrial	Pipes, valves, flanges, fittings, plate, sheet, tubing
Other	Not Applicable	Commercial, Residential, Industrial, Public Infrastructure	Building materials, fire protection products, mechanical industrial products

Our Industry

Based on industry data and management estimates, we believe that the U.S. wholesale construction, repair and maintenance distribution market collectively generated approximately $200 billion of revenues in 2003 and is highly fragmented. We are one of the largest diversified wholesale distributors in the United States (based on net sales), and we have approximately a 2% overall market share. Spending in the U.S. construction, repair and maintenance industries generally follows trends in the domestic economy, although different factors affect the level of spending in various market segments, which can result in significantly different growth rates across those segments.

We believe that the following industry trends will benefit our business:

•	Continued Population Growth in Core Markets. According to U.S. Department of Commerce estimates, 14 of the 15 fastest growing states, from which we currently derive 76% of our consolidated net sales, will account for 75% of the net population change in the United States from 1995 to 2025. We believe this growth will lead to new residential and commercial construction and will require additions and improvements to public infrastructure.

•	Increased Spending on Domestic Public Infrastructure Projects. According to a 2002 report by the Congressional Budget Office, in order to replace and/or maintain aging public water and wastewater infrastructure, federal, state and local governments will need to spend an aggregate of approximately $300 billion over the next decade. We also anticipate increased spending over the next decade to upgrade electric transmission and distribution systems in the United States.

•	Continued Recovery in Commercial Construction and Improved Industrial Activity. Commercial and industrial construction and maintenance spending in the United States decreased significantly in the three-year period from 2001 through 2003. However, in 2004, commercial construction and industrial maintenance activity has improved and we believe that if the domestic economy continues to expand, construction and maintenance spending in the commercial and industrial sectors will continue to increase.

•	Industry Consolidation. The highly fragmented nature of our industry is leading to consolidation because larger distributors can more cost-effectively and efficiently meet customers’ needs, due in large part to greater information technology capabilities, financial capacity, purchasing power, national coverage and operating leverage compared to smaller competitors. In addition, larger distributors have the resources necessary to meet the demands of professional customers, such as a broad product offering from industry-leading manufacturers, better overall product expertise and value-added services. We believe that with our strong competitive position, size, geographic reach and experienced management team, we are well positioned to continue to benefit from consolidation trends within the wholesale distribution industry.

•	Increased Market Share Opportunities for National MRO Distributors. We believe that the continuing consolidation of large property management companies and the continuing growth in group purchasing organizations will benefit MRO distributors that can provide single-source purchasing and national same- or next-day delivery capabilities. We believe that we are well-positioned to capitalize on these trends as well as additional opportunities in the property management, lodging and hospitality, healthcare, education and government services markets.

In addition to the above long-term trends, our industry is currently experiencing an unusual commodity pricing/demand phenomenon, evidenced by rising commodity prices together with strong product demand. This phenomenon has favorably impacted our margins in the first half of fiscal year 2005. In a period of weak product demand, gross margins in our industry could be negatively affected.

Our Competitive Strengths

We believe that the following competitive strengths are the keys to our success:

•	Respected Industry Leader in a Highly Fragmented Market. As one of the largest and most well-recognized diversified distributors of construction, repair and maintenance-related products in the United States, we have advantages over our smaller competitors. We enjoy economies of scale, such as significant purchasing power with our vendors; a broad offering of products and services; the resources to invest in state-of-the-art information technology and other operating systems to offer value-added services to our customers; and the geographic presence to service national accounts.

•	Comprehensive Product Offering and Loyal Customer Base. As part of our emphasis on superior customer service, we offer more than 350,000 products, providing us with a competitive advantage over smaller distributors that focus on a narrower product range. We believe our broad product offering provides us opportunities to be a single-source supplier to our customers and to participate in multiple phases of construction projects and related repair and maintenance work. We complement our product offering with customer-driven, value-added services, such as integrated supply, kitting, assembly and fabrication services. We believe that our operating history of over 75 years, our broad product and service offering, our highly knowledgeable sales force, our local market focus, our well-known brand name and our reputation for superior customer service have been critical to our ability to shift our customers’ purchasing decision away from one based primarily on price to one also built on expertise, trust, loyalty and service.

•	Highly Knowledgeable Sales Force. We have approximately 2,400 sales personnel who work directly with our branches. The members of our sales force are highly knowledgeable technical professionals, many of whom have engineering or other technical backgrounds. As a result, our customers work directly with sales personnel who have relevant expertise in our customers’ particular disciplines. We believe that our technical expertise and our collaborative working relationship with our customers as well as our delivery capabilities distinguishes us from many of our competitors, including large retailers of home improvement products, which we believe are not well-equipped to provide the depth of technical expertise and service that professional customers require.

•	Strong Purchasing Power. Because of our size and market position, we have significant purchasing power with our vendors. We use our preferred vendor program to concentrate a significant portion of our purchasing with a core group that views us as a strategic partner and offers us higher discounts and greater rebates than we have or would have achieved through more diffuse purchasing practices. These discounts and volume rebates enable us to respond effectively to competitive pressures in our local markets.

•	Highly Experienced and Proven Senior Management Team. We believe that our senior management team’s experience with rapidly growing and market-leading distribution companies is a competitive advantage as we seek to expand our business. In March 2001, Tom Morgan joined our company as President and Chief Operating Officer, and in May 2003, he became our Chief Executive Officer. Prior to joining us, Mr. Morgan was Chief Executive Officer of U.S. Office Products and spent 22 years at Genuine Parts, an automotive and office products distributor. Since his arrival, Mr. Morgan has added new senior management team members to complement our experienced Hughes Supply associates. Recent management additions include David Bearman, our Executive Vice President and Chief Financial Officer, who joined us in March 2003. Mr. Bearman’s experience includes serving as Chief Financial Officer of Cardinal Health, a pharmaceutical distribution company, from 1989 to 1998, and more than 20 years’ prior experience at General Electric Company, where he served as Chief Financial Officer of four different GE subsidiaries.

Our Business Strategy

We intend to become the leading diversified distributor of construction, repair and maintenance-related products in the United States. In pursuing that goal, we expect to significantly increase our earnings and return on invested capital, which we believe will lead to increased shareholder value. Our multi-year strategy focuses on (1) organic growth; (2) strategic acquisitions; and (3) best-in-class operations.

The key elements of our strategy are to:

•	Capitalize on Organic Growth Opportunities. We believe there is potential for organic growth in each of our businesses, with particular opportunities in our MRO, Water & Sewer and Utilities businesses. We intend to capture additional MRO business by continuing to expand our geographic footprint, further developing our MRO-specific, web-based catalog business and targeting national accounts serving the property management, lodging and hospitality, healthcare, education and government services markets. In our Water & Sewer business, in addition to capitalizing on population growth trends and the resulting infrastructure needs, federal and state mandates requiring drainage and storm water management compliance present significant opportunities for us. In our Utilities business, we also believe there are opportunities for us to develop and enhance relationships with municipal, cooperative and investor-owned electric utility companies that, in order to gain efficiencies and reduce inventories, are relying more on wholesale distributors for procurement services.

•	Pursue Disciplined Acquisition Program. In addition to our organic growth, we continue to pursue selective acquisitions of companies that complement our current portfolio of businesses. In evaluating acquisition candidates, we seek companies that are market leaders; possess good operations management; serve attractive end-markets; generate high returns on invested capital; reduce our exposure to the seasonality and cyclicality of new construction markets; and expand our national footprint. Our acquisitions of Todd Pipe & Supply (Plumbing/HVAC) and Standard Wholesale Supply Company (Water & Sewer) in fiscal year 2005, of Century Maintenance Supply, Inc. (MRO) and Marden Susco, LLC (Water & Sewer) in fiscal year 2004, and of Utiliserve Holdings, Inc. (Utilities) in fiscal year 2003, demonstrate our ability to identify and consummate acquisitions of companies that meet our selective criteria. We also evaluate our current product lines against these criteria and will make changes to our portfolio, as we deem appropriate.

•	Focus on Best-in-Class Operations. Our operating strategy is to buy, operate and sell as one integrated, streamlined organization. Specific actions taken or to be taken include the following:

•	The implementation of an integrated, company-wide, industry-leading distribution platform to ensure that our logistics and customer support functions operate on a common system, which is part of the information technology framework we collectively refer to as Hughes Unified;

•	The development and implementation of best-in-class financial and analytical systems with a particular emphasis on enhanced management of our accounts receivable and accounts payable to gain transactional efficiencies and on data warehousing to ensure that we are capturing relevant and timely information about our customers and vendors that will aid in decision making;

•	The rationalization of our branches, particularly in our Plumbing/HVAC, Electrical, and Building Materials businesses, to maximize branch profitability while continuing to provide our customers with convenient access to our broad product offerings;

•	The establishment of a purchasing system that will provide us with additional purchasing leverage resulting in improved margins and will enhance our working capital efficiency by improving fill rates and inventory turnover;

•	The strengthening of our position in the supply chain by further integrating our business with that of our vendors through the use of electronic data interfaces and other technology links and with the businesses of our customers by providing value-added services, such as integrated supply, kitting, assembly and fabrication services; and

•	The continued execution of best-in-class marketing programs, targeting both customers and vendors, which are designed to build on the Hughes brand name, to increase incremental revenues, improve customer retention and enhance business relationships across the supply chain.

Recent Developments

On August 24, 2004, our Board of Directors approved a two-for-one stock split in the form of a stock dividend that was paid on September 22, 2004 to shareholders of record as of the close of business on September 15, 2004.

On October 4, 2004, we entered into a purchase agreement to acquire Southwest Power, Inc. and Western States Electric, Inc., each a large privately-owned distributor of electrical transmission and distribution (T&D) supplies and equipment in the United States, and, together, one of the largest T&D distributors focused exclusively on the western and southwestern United States and, recently, western Canada. We refer to Southwest Power, Inc. and Western States Electric, Inc. collectively as SWP/WSE. The purchase price under the purchase agreement is $123.5 million, payable in cash, subject to post-closing balance sheet adjustments. We anticipate that the closing will occur on November 1, 2004, subject to customary closing conditions, including expiration or termination of the Hart-Scott-Rodino waiting period. We cannot assure you, however, that the transaction will be consummated. SWP/WSE operates 26 branches in 11 states and British Columbia, and provides its more than 2,100 customers with a complete T&D product offering and innovative supply chain management services. Its customers include investor-owned utilities, municipal utilities, public utility districts, rural electric cooperative utilities and contractors serving the utility industry. For the twelve months ended December 31, 2003, SWP/WSE reported revenues of approximately $244 million.

Our headquarters are located at One Hughes Way, Orlando, Florida 32805. Our telephone number is (407) 841-4755, and our website is www.hughessupply.com. The information provided on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Unless otherwise indicated, all of the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option described below.

Common stock offered by us	4,000,000 shares

Common stock offered by the selling shareholder	300,000 shares

Common stock to be outstanding after the offering	66,029,214 shares

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to 645,000 shares to cover over-allotments.

Use of proceeds

We intend to use the net proceeds from this offering, together with any net proceeds from our concurrent private offering of our senior notes due 2014, for the acquisition of businesses, including the proposed acquisition of SWP/WSE, the repayment of outstanding borrowings under our revolving credit agreement, payment of scheduled principal amortization and interest on our senior notes due 2005 through 2013, capital expenditures, working capital needs, and other general corporate purposes.

We will not receive any proceeds from the sale of our common stock by the selling shareholder.

New York Stock Exchange symbol	HUG

Risk Factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page S-10 of this prospectus supplement before investing in our common stock.

Concurrent senior notes offering

Concurrently with this offering of our common stock, we are separately offering, only to qualified institutional buyers in a private offering under Rule 144A under the Securities Act of 1933, as amended, $300,000,000 aggregate principal amount of our senior notes due 2014. The notes offering is being made exclusively by a separate offering memorandum. The offering of the common stock and the notes offering are not contingent on one another. There can be no assurance that the offering of our senior notes due 2014 will be completed. The notes offered by our notes offering have not been registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or any state securities laws and, unless so registered, may not be offered or sold, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of October 1, 2004, and excludes:

•	3,005,504 shares issuable upon exercise of stock options outstanding under our 1997 Executive Stock Plan and our Director’s Stock Plan as of that date with a weighted-average exercise price of $15.96 per share; and

•	553,428 net shares available as of that date for future grant or issuance pursuant to our 1997 Executive Stock Plan.

Summary Consolidated Financial Data

We derived the summary financial statement data for the fiscal years ended January 30, 2004, January 31, 2003, and January 25, 2002 set forth below from our audited consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. For each of the fiscal years set forth below, our fiscal year was a 52- or 53-week period ending on the last Friday in January. Fiscal year 2003 contained 53 weeks while the remaining fiscal years set forth below contained 52 weeks. Beginning in fiscal year 2005 and thereafter, our fiscal year will be a 52-week period ending on January 31. We derived the summary financial statement data for the six months ended July 30, 2004 and August 1, 2003 set forth below from our unaudited consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Our unaudited consolidated financial statements for the six months ended July 30, 2004 and August 1, 2003 include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results for the period. Our results for interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year. You should read the information presented below together with our financial statements, the notes to those statements and the other financial information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Fiscal Years Ended			Six Months Ended
	January 30, 2004(1)	January 31, 2003	January 25, 2002	July 30, 2004(1)	August 1, 2003
				(unaudited)
	(in millions, except per share data)
Statement of Operations:
Net sales	$3,253.4	$3,066.3	$3,037.7	$2,135.9	$1,597.9
Gross margin	733.7	709.7	697.1	511.2	359.9
Selling, general and administrative expenses	589.8	568.0	564.0	377.4	287.3
Operating income	122.7	121.2	101.3	121.1	62.5
Interest expense	34.6	30.3	35.9	13.8	15.1
Income taxes	36.8	40.1	30.6	41.4	20.3
Net income	57.7	58.1	44.1	69.2	30.5
Earnings per share:(2)
Basic	$1.26	$1.25	$0.95	$1.15	$0.67
Diluted	$1.23	$1.23	$0.94	$1.12	$0.66
Dividends declared per share(2)	$0.20	$0.18	$0.17	$0.13	$0.10
Weighted-average shares outstanding:(2)
Basic	45.9	46.4	46.4	60.0	45.7
Diluted	47.0	47.3	46.8	61.9	46.5

Balance Sheet Data:
Cash and cash equivalents	$8.3	$1.7	$6.8	$18.2	$3.8
Working capital (including cash)	603.6	558.8	588.3	749.2	567.0
Total assets	1,881.3	1,434.9	1,293.2	2,203.9	1,500.3
Current portion of long-term debt	44.6	63.8	19.2	45.2	63.7
Long-term debt	368.7	378.1	403.7	449.6	366.4
Total debt	413.3	441.9	422.9	494.8	430.1
Shareholders’ equity	1,012.0	644.8	594.5	1,082.2	666.9

(1)	Includes the operations of Century Maintenance Supply, Inc. for all periods after December 19, 2003.
(2)	Share and per-share data reflect, for all periods presented, the two-for-one stock split effective September 22, 2004.

RISK FACTORS

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described below and in the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the notes to those statements. If any of the events described below actually occur, our business, financial condition or results of operations could be materially and adversely affected. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Our Business

We operate in a highly competitive marketplace, which may result in decreased demand or prices for our products.

The wholesale construction, repair and maintenance distribution industry is highly competitive and fragmented. The principal competitive factors in our business include, but are not limited to:

•	availability of, and ability to deliver, materials and supplies;

•	technical product knowledge and expertise as to application and usage;

•	advisory or other service capabilities;

•	ability to build and maintain customer relationships;

•	pricing of products; and

•	availability of credit.

Our competition includes other wholesalers, manufacturers that sell products directly to their respective customer base and some of our customers that resell our products. We also compete, to a limited extent, with retailers in the markets for plumbing, electrical fixtures and supplies, building materials, MRO supplies and contractors’ tools. Competition varies depending on product line, customer classification and geographic market. We may not be successful in responding effectively to competitive pressures, particularly from competitors with substantially greater financial and other resources than us. Furthermore, because of the fragmented nature of the markets in which we operate, we are also susceptible to being underbid by local competition.

Delays in the implementation of our new Hughes Unified operating system, or interruptions in the proper functioning of our information systems, could disrupt our operations and cause unanticipated increases in our costs.

We continue to implement our Hughes Unified operating system and expect implementation to be completed for our existing Hughes businesses within the next 12 months. Subsequent acquisitions could extend the time frame an additional year for those businesses exclusively. We believe that this time frame will enable us to reduce implementation-related risk, minimize customer disruption, reduce system outages and disruptions and spread implementation costs. Delays in the successful implementation of the new systems or their failure to meet our expectations could result in adverse consequences, including disruption of operations or unanticipated increases in costs. In addition, the proper functioning of our information systems is critical to the successful operation of our business. Although we protect our information systems through physical and software safeguards and we have back-up remote processing capabilities, these information systems are still vulnerable to natural disasters, power losses, telecommunications failures, physical or internet access intrusions and similar events. If our critical information systems fail or are otherwise unavailable, we would have to accomplish these functions manually, which could temporarily affect our ability to process orders, identify business opportunities, maintain proper levels of inventories, bill accounts receivable and pay expenses.

We rely heavily on our key personnel and the loss of one or more of these individuals could harm our ability to carry out our business strategy.

We believe that our ability to implement our business strategy and our continued success will largely depend upon the efforts, skills, abilities and judgment of our executive management team. Our success also depends to a significant degree upon our ability to recruit and retain our highly knowledgeable sales personnel and our sales and marketing, operations and other senior managers. We may not be successful in attracting and retaining these employees or in managing our growth successfully, which may in turn have an adverse effect on our results of operations and financial condition.

We may not be able to efficiently or effectively integrate newly-acquired businesses into our business or achieve expected profitability from our acquisitions.

Integrating newly-acquired businesses involves a number of risks, including:

•	unforeseen difficulties in integrating operations and systems;

•	problems assimilating and retaining the employees of the acquired company or our employees;

•	challenges in retaining customers of the acquired company or our customers following the acquisition;

•	potential adverse short-term effects on operating results through increased costs or otherwise; and

•	the possibility that management may be distracted from regular business concerns by integration activities and related problem-solving.

If we are unable to effectively integrate strategic acquisitions, our business, results of operations and financial condition could be materially and adversely affected.

We may be unable to achieve our enhanced profitability goals.

We have set goals to progressively improve our profitability ratio over time by enhancing our gross margin ratio and reducing our expense ratio. There can be no assurance that we will achieve our enhanced profitability goals. Factors that could significantly adversely affect our efforts to achieve these goals include, but are not limited to, the following:

•	failure to improve our revenue mix by investing, including through acquisitions, in businesses that provide higher margins than we have been able to generate historically;

•	failure to increase our rebates from vendors through our vendor consolidation initiatives;

•	failure to improve our ability to manage prices with customers through the utilization of improved information technology;

•	failure to reduce our overhead and support expenses following the full implementation of our new advanced distribution operating and financial management systems; and

•	delays in implementing, or unexpected costs associated with, the continued rationalization of our branch distribution and support network.

Our results of operations are affected by changes in commodity prices and product demand.

Rising commodity prices can have a positive effect on our gross margins in periods of strong product demand or a negative effect when product demand is weak. During periods of rapid price decline, particularly during periods of weak demand, our net sales and gross margins could be negatively affected. As the value of our inventories and related cost of sales are determined by the moving average cost method, the impact of any commodity price changes on our cost of sales will generally occur later than the impact resulting from such changes on our net sales. Our financial results in the first six months of fiscal 2005 benefited from the effect of rising prices in the major commodities used in products we distribute, together with strong product demand. If we are negatively impacted by the factors described above, we may not be able to maintain the level of gross margins experienced in the first six months of fiscal year 2005.

We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

A significant portion of our expenses are fixed costs, which do not fluctuate proportionately with sales. Consequently, a percentage decline in our net sales has a greater percentage effect on our operating income. Any decline in our net sales could cause our profitability to be adversely affected. Moreover, a key element of our strategy is managing our assets, including our substantial fixed assets, more effectively, including through sales or other disposals of excess assets. Our failure to rationalize our fixed assets in the time and within the costs we expect could have an adverse effect on our results of operations and financial condition.

Because our business is working capital intensive, we rely on our ability to manage our product purchasing and customer credit policies.

Our operations are working capital intensive, and our inventories, accounts receivable and accounts payable are key components of our working capital. We manage our inventories and accounts payable through our product purchasing policies and our accounts receivable through our customer credit policies. Approximately 94% of our net sales are credit sales, and although we take measures to secure lien and bond rights, where available, our customers’ ability to pay may depend on the economic strength of the construction industry and regional economies. If we fail to adequately manage our product purchasing or customer credit policies, our working capital and financial condition may be adversely affected.

We depend on our vendors for materials and supplies. Unexpected product shortages could interrupt our operations and adversely affect our results of operations and financial condition.

In total, we purchase materials and supplies from over 10,000 manufacturers and other vendors, no one of which accounted for more than 5% of our total material and supply purchases during fiscal 2004. Despite this widely diversified base of manufacturers and vendors, we may still experience shortages as a result of unexpected industry demand or production difficulties. If this were to occur and we were unable to obtain a sufficient allocation of products from other manufacturers and vendors, there could be a short-term adverse effect on our results of operations and a long-term adverse effect on our customer relationships and reputation. In addition, we have strategic relationships with key vendors. In the event we are unable to maintain those relationships, we may lose some of the competitive pricing advantages that those relationships offer us, which could, in turn, adversely affect our results of operations and financial condition.

We may not be successful in identifying and consummating future acquisitions, which is an important element of our business strategy.

We intend to continue to grow, in part, through strategic acquisitions. We compete with a number of other companies in pursuing acquisitions, and some of those competitors may be more successful than we in completing future strategic acquisitions. Moreover, acquisitions we propose to make may be subject to antitrust reviews and may face other regulatory challenges. In addition, we may require additional debt or equity financing to fund future acquisitions, and financing may not be available or may only be available on terms we consider unfavorable. As a result of these and other factors, our ability to identify and consummate future acquisitions is uncertain.

If we become subject to material liabilities under our self-insured programs, our financial results may be adversely affected.

We provide workers’ compensation, automobile and product/general liability coverage through a program that is partially self-insured. In addition, we provide medical coverage to our employees through a partially self-insured preferred provider organization. Our results of operations and financial condition may be adversely affected if the number and severity of insurance claims increase.

Our indebtedness could limit our ability to operate our business, obtain additional financing and pursue other business opportunities.

As of July 30, 2004, our outstanding indebtedness was $494.8 million compared to shareholders’ equity of $1.1 billion. Our debt level may restrict our pursuit of new acquisition opportunities, require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness and prevent us from obtaining additional financing. Our failure to make required debt payments could result in an acceleration of our indebtedness, causing our outstanding indebtedness to become immediately due and payable. In addition, our revolving credit agreement requires us to meet specific financial and financial ratio tests on an ongoing basis. Our failure to meet those tests could limit our ability to borrow additional funds under that agreement and could result in an event of default, which, if left uncured, could lead to an acceleration of our indebtedness. We use those borrowings for working capital and general corporate purposes. A limitation on our ability to obtain additional revolving loans could materially and adversely affect our business.

Risks Related to Our Industry

Our operating results depend on the strength of the general economy, which is beyond our control.

Demand for our products and services depends to a significant degree on construction, repair and maintenance spending in the commercial, residential, industrial and public infrastructure markets. The level of activity in these end markets depends on a variety of factors that we cannot control, including:

•	In the commercial market, vacancy rates, interest rates, the availability of financing and regional and general economic conditions;

•	In the residential market, new housing starts and residential renovation projects, which are influenced by interest rates, availability of financing, housing affordability, unemployment, demographic trends, gross domestic product growth and consumer confidence;

•	In the industrial market, capital spending, the industrial economic outlook, corporate profitability, interest rates and capacity utilization; and

•	In the public infrastructure market, interest rates, availability of public funds and general economic conditions.

Weather conditions can also affect the timing of construction and the demand for our products and services. Although we have diversified our business to reduce our exposure to the seasonality and cyclicality of the construction markets through our focus on expanding our MRO and other replacement-related businesses, we continue to be sensitive to changes in the economy, which may adversely affect our results of operations and financial condition. We are especially susceptible to economic fluctuations in Florida, Texas, North Carolina, Georgia and Arizona, which collectively accounted for approximately 64% and 59% of our consolidated net sales during fiscal year 2004 and the first six months of fiscal year 2005, respectively.

Fluctuating commodity prices may adversely impact our operating results.

The cost of steel, aluminum, copper, nickel alloys, polyvinyl chloride (pvc) and other commodities used in products distributed by us can be volatile. Market demand for these products drives cost volatility, and market demand is beyond our control. Although we attempt to pass increased costs to our customers, we are not always able to do so quickly or at all. Significant fluctuations in the cost of such commodities have adversely affected and in the future may adversely affect our results of operations and financial condition.

The movement of manufacturing facilities overseas may adversely affect our operating results.

The U.S. manufacturing industry has experienced, and is expected to continue to experience, a shift in production to overseas facilities. This shift has resulted in the closings of existing facilities in the United States, which from time to time has reduced, and may in the future reduce, the amount of our business in our Industrial PVF segment. If additional U.S. operations of our customers are moved overseas or if new plant construction in the United States continues to decline, our results of operations and financial condition may be adversely affected.

Risks Related to Our Common Stock

Our quarterly results are seasonal and may have an adverse effect on the market price of our common stock.

Our operating results are seasonal. Historically, we have experienced lower operating results in the first and fourth quarters than in the second and third quarters of our fiscal year. Seasonal weather conditions, such as cold or wet weather, can also delay construction projects, further contributing to quarterly fluctuations in our operating results. If our financial results for a quarter fall below investors’ expectations, the market price of our common stock may decline, perhaps significantly.

Dividend payments are restricted and within the discretion of our Board of Directors.

The payment of future dividends, if any, will be at the discretion of our Board of Directors, after taking into account various factors, including earnings, capital requirements and surplus, financial position, contractual restrictions and other relevant business considerations. We are also party to debt instruments and agreements that contain provisions limiting the amount of dividends that we may pay. In the future, we may become a party to debt instruments or agreements that further restrict our ability to pay dividends. Moreover, our board may decide not to pay, or to reduce the amount of, dividends even when the aforementioned factors are positive.

Our stock price may fluctuate substantially.

Our common stock is traded on the New York Stock Exchange under the symbol “HUG.” The market price of our stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including our operating results, availability of capital, changes in general conditions in the economy, the financial markets, the wholesale construction, repair and maintenance industry or other developments affecting us, our customers or our competitors, some of which may be unrelated to our performance. Those fluctuations and demand for our products may adversely affect the price of our stock. In addition, if our results of operations fail to meet the expectations of investors, our stock price could decline.

Furthermore, the stock market in general has experienced volatility that has often been unrelated to the operating performance of companies in our industry. These fluctuations and general economic, political and market conditions may adversely affect the market price of our common stock, regardless of our operating results. Among other things, volatility in our stock price could mean that investors will not be able to sell their shares at or above the prices that they pay in this offering. The volatility also could impair our ability in the future to offer common stock as a source of additional capital or as consideration in the acquisition of other businesses.

Certain anti-takeover provisions may make our stock less attractive to investors.

Certain provisions of our restated articles of incorporation, as amended, Florida law and our shareholders’ rights plan may make it more difficult for a third party to acquire a controlling interest in us, even if a change in control would benefit shareholders. These provisions may delay or prevent transactions in which shareholders would receive a substantial premium for their shares over then-prevailing market prices. These provisions may also limit shareholders’ ability to approve transactions they may otherwise believe are in their best interests. In particular, these provisions include a provision dividing the Board of Directors into three classes of directors elected for staggered three-year terms; a provision authorizing the issuance of preferred stock without shareholder approval; and a provision requiring that certain business combinations receive approval by two-thirds of our shares of voting stock.

FORWARD-LOOKING STATEMENTS

Some of the statements set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor provisions created by those sections. When used in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein, the words “believe,” “anticipate,” “estimate,” “expect,” “may,” “will,” “should,” “plan,” “intend,” “project” or phrases such as “will be well-positioned to,” “will benefit,” “will gain” and similar expressions are intended to identify forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, our expectations may not prove to be correct. Actual results or events may differ significantly from those indicated in our forward-looking statements as a result of various important factors, as discussed in the section entitled “Risk Factors.” We assume no obligation to publicly update or revise our forward-looking statements, except to the extent required by law.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $116.4 million from this offering, after deducting the discounts, commissions and estimated expenses payable by us. If the underwriters exercise in full their over-allotment option, this amount will be approximately $135.2 million. We will not receive any proceeds from the sale of our common stock by the selling shareholder.

We intend to use the net proceeds from this offering and any proceeds from our concurrent private offering of our senior notes due 2014 for acquisition of businesses, including the proposed acquisition of SWP/WSE, the repayment of outstanding borrowings under our revolving credit agreement, payment of scheduled principal amortization and interest on our senior notes due 2005 through 2013, capital expenditures, working capital needs, and other general corporate purposes. The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, the availability of other funds and other factors. Pending completion of the proposed acquisition of SWP/WSE, the portion of these proceeds that would be used for the purchase price for SWP/WSE will be used to reduce the amount borrowed under our revolving credit agreement or for other general corporate purposes. There can be no assurance that the proposed acquisition of SWP/WSE will be completed.

As of October 1, 2004, our revolving credit agreement, which matures June 14, 2009, had an outstanding balance of approximately $230.7 million. At October 1, 2004, revolving borrowings under the agreement bore interest at rates ranging from 2.1% to 2.7%.

Lehman Commercial Paper, Inc., Citicorp USA, Inc. and Wachovia Bank, N.A., affiliates of three of the underwriters, are lenders under our revolving credit agreement and will be repaid in whole from the proceeds of this offering and our concurrent private offering of our senior notes due 2014. In the aggregate, they hold approximately 29% of the commitments under that agreement. Because more than 10% of the net proceeds of this offering may be paid to affiliates of the underwriters, this offering will be conducted in accordance with NASD Conduct Rule 2710(h). See “Underwriting—Our Relationships with the Underwriters.”

This offering is not conditioned on the completion of our concurrent private offering of our senior notes due 2014. There can be no assurance that the concurrent private offering of our senior notes due 2014 will be completed for the amount contemplated or at all.

DIVIDEND POLICY AND PRICE RANGE OF COMMON STOCK

Historically, we have paid quarterly dividends on our common stock, and we expect to continue to pay quarterly dividends in the future. However, the payment of future dividends, if any, will be at the discretion of our Board of Directors, after taking into account various factors, including earnings, capital requirements and surplus, financial position, contractual restrictions and other relevant business considerations. Our Board of Directors is not obligated to pay dividends at any time in the future. See “Risk Factors—Risks Related to Our Common Stock—Dividend payments are restricted and within the discretion of our Board of Directors.”

Our common stock trades on the New York Stock Exchange under the symbol “HUG.” The following table sets forth for the periods indicated the intra-day high and low sales prices for our common stock as reported on the NYSE Composite Tape and cash dividends declared on our common stock. The high and low sales prices for our common stock and the amount of cash dividends have been adjusted to reflect the two-for-one stock split effective September 22, 2004.

	Common Stock Price		Cash Dividends Declared Per Share
	High	Low
Fiscal Year Ended January 25, 2002:
First Quarter	$9.45	$6.61	$0.0425
Second Quarter	13.15	7.49	0.0425
Third Quarter	13.95	8.88	0.0425
Fourth Quarter	15.98	11.61	0.0425

Fiscal Year Ended January 31, 2003:
First Quarter	$21.18	$14.50	$0.0425
Second Quarter	23.48	15.73	0.0425
Third Quarter	19.04	12.66	0.0425
Fourth Quarter	17.75	12.05	0.0500

Fiscal Year Ended January 30, 2004:
First Quarter	$14.45	$9.89	$0.0500
Second Quarter	19.56	14.35	0.0500
Third Quarter	20.08	16.10	0.0500
Fourth Quarter	25.88	19.30	0.0500

Fiscal Year Ending January 31, 2005:
First Quarter	$30.25	$23.18	$0.0650
Second Quarter	30.93	25.83	0.0650
Third Quarter (through October 1, 2004)	31.89	28.18	—

The last reported sale price of our common stock on the New York Stock Exchange on October 1, 2004 was $30.40 per share. At October 1, 2004, there were 62,029,214 shares of our common stock outstanding, held by 897 shareholders of record. This may not be an accurate indication of the total number of beneficial owners of our common stock as of that date, since many shares are held by nominees in street name for beneficial owners.

CAPITALIZATION

The following table sets forth our capitalization: (1) on an actual basis as of July 30, 2004; (2) pro forma to give effect to the sale of 4,000,000 shares of common stock in this offering and the application of the net proceeds of this offering; and (3) pro forma to give effect to the sale of 4,000,000 shares of common stock in this offering and to the completion of our concurrent private offering of our senior notes due 2014, assuming total net proceeds from both offerings of $414.2 million, and the application of the total net proceeds of both offerings.

This table should be read in conjunction with “Use of Proceeds” and “Selected Consolidated Financial Data” in this prospectus supplement. It should also be read in conjunction with our audited and unaudited financial statements, including the related notes, included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of July 30, 2004
	Actual(1)	Pro Forma for this Offering(1)(2)(3)	Pro Forma for this Offering and the Notes Offering(1)(2)(3)(4)
	(in millions)
	(unaudited)
Cash and cash equivalents	$18.2	$18.2	$219.0

Long-term debt (including current portion):
Revolving credit agreement(3)	$213.4	$97.0	$—
Senior notes due 2005 through 2013	272.3	272.3	272.3
Senior notes due 2014	—	—	300.0
Other notes payable	9.1	9.1	9.1

Total debt	$494.8	$378.4	$581.4

Shareholders’ equity:
Preferred stock (10,000,000 shares authorized, none issued)	$—	$—	$—
Common stock (100,000,000 shares authorized; 61,638,078 shares issued-actual; 65,638,078 shares issued-pro forma)	61.6	65.6	65.6
Capital in excess of par value	504.9	617.3	617.3
Retained earnings	527.5	527.5	527.5
Unearned compensation related to outstanding restricted stock	(11.8)	(11.8)	(11.8)

Total shareholders’ equity	1,082.2	1,198.6	1,198.6

Total capitalization	$1,577.0	$1,577.0	$1,780.0

(1)	Share data reflect the two-for-one stock split effective September 22, 2004.
(2)	Pending completion of the proposed acquisition of SWP/WSE, the portion of the proceeds that would be used for the purchase price for SWP/WSE will be used to reduce the amount borrowed under our revolving credit agreement.
(3)	As of October 1, 2004, our revolving credit agreement, which matures June 14, 2009, had an outstanding balance of approximately $230.7 million and bore interest at rates ranging from 2.1% to 2.7%. Included within our revolving credit agreement as of July 30, 2004 and October 1, 2004, was $29.0 million and $114.9 million, respectively, of amounts outstanding on our commercial paper program.
(4)	This common stock offering is not conditioned on the completion of the concurrent private offering of our senior notes due 2014. There can be no assurance that the concurrent private offering of our senior notes due 2014 will be completed for the amount contemplated or at all.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data for, and as of, each of the fiscal years ended January 30, 2004, January 31, 2003, January 25, 2002, January 26, 2001, and January 28, 2000 and the six-month periods ended July 30, 2004 and August 1, 2003. We derived the selected consolidated financial data as of and for the fiscal years ended January 30, 2004, January 31, 2003, January 25, 2002, January 26, 2001, and January 28, 2000 from our audited consolidated financial statements and related notes. Our fiscal year was a 52- or 53-week period ending on the last Friday in January. Fiscal year 2003 contained 53 weeks while the remaining fiscal years set forth below contained 52 weeks. Beginning in fiscal year 2005 and thereafter, our fiscal year will be a 52-week period ending on January 31. We derived the selected financial data as of and for the six-month periods ended July 30, 2004 and August 1, 2003 from our unaudited consolidated financial statements and related notes. Our unaudited consolidated financial statements for the six months ended July 30, 2004 and August 1, 2003 include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results for the period. Our results for interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements, notes to those statements and other financial information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Fiscal Years Ended						Six Months Ended
	January 30, 2004(1)	January 31, 2003	January 25, 2002	January 26, 2001		January 28, 2000	July 30, 2004(1)	August 1, 2003
							(unaudited)
	(in millions, except per share data)
Statement of Income:
Net sales	$3,253.4	$3,066.3	$3,037.7	$3,310.2		$2,994.9	$2,135.9	$1,597.9
Cost of sales	2,519.7	2,356.6	2,340.6	2,565.1		2,321.0	1,624.7	1,238.0

Gross margin	733.7	709.7	697.1	745.1		673.9	511.2	359.9

Selling, general and administrative expenses	589.8	568.0	564.0	590.6		510.7	377.4	287.3
Depreciation and amortization	21.2	20.5	31.1	32.6		29.8	12.7	10.1
Impairment of long-lived assets	—	—	0.7	15.6		—	—	—

Total operating expenses	611.0	588.5	595.8	638.8		540.5	390.1	297.4

Operating income	122.7	121.2	101.3	106.3		133.4	121.1	62.5
Interest and other income	6.4	7.3	9.3	17.7	(2)	8.0	3.3	3.4
Interest expense	34.6	30.3	35.9	43.3		31.8	13.8	15.1

Income before income taxes	94.5	98.2	74.7	80.7		109.6	110.6	50.8
Income taxes	36.8	40.1	30.6	34.2		43.7	41.4	20.3

Net income	$57.7	$58.1	$44.1	$46.5		$65.9	69.2	$30.5

Earnings per share:(3)
Basic	$1.26	$1.25	$0.95	$1.00		$1.41	$1.15	$0.67
Diluted	$1.23	$1.23	$0.94	$0.99		$1.40	$1.12	$0.66

Dividends declared per share(3)	$0.20	$0.18	$0.17	$0.17		$0.17	$0.13	$0.10

Weighted-average shares outstanding:(3)
Basic	45.9	46.4	46.4	46.5		46.8	60.0	45.7
Diluted	47.0	47.3	46.8	47.2		47.1	61.9	46.5

Balance Sheet Data:
Cash and cash equivalents	$8.3	$1.7	$6.8	$22.4		$10.0	$18.2	$3.8
Working capital (including cash)	603.6	558.8	588.3	679.1		653.0	749.2	567.0
Total assets	1,881.3	1,434.9	1,293.2	1,406.7		1,367.9	2,203.9	1,500.3
Total debt	413.3	441.9	422.9	531.5		535.8	494.8	430.1
Shareholders’ equity	1,012.0	644.8	594.5	570.0		522.4	1,082.2	666.9

(1)	Includes the operations of Century Maintenance Supply, Inc. for all periods after December 19, 2003.
(2)	Includes an $11.0 million gain on the sale of our Pool & Spa business in January 2001 for $48.0 million.
(3)	Share and per-share data reflect, for all periods presented, the two-for-one stock split effective September 22, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference herein or therein.

Business

Founded in 1928, we are one of the largest diversified wholesale distributors of construction, repair and maintenance-related products in the United States. We distribute over 350,000 products to more than 100,000 customers through 493 branches located in 38 states. Our principal customers include electrical, plumbing, water and sewer, and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies. Although we have a national presence, we operate principally in the southeastern and southwestern United States.

Fiscal Year

Our fiscal year was previously a 52- or 53-week period ending on the last Friday in January. Beginning in fiscal year 2005 and thereafter, our fiscal year will be a 52-week period ending on January 31. The change in our fiscal year ending date was made to simplify reporting and to allow for better comparability between reporting periods. The six months ended July 30, 2004 and August 1, 2003 each contained 26 weeks, respectively. Fiscal year 2003 contained 53 weeks while fiscal year 2004 and fiscal year 2002 each contained 52 weeks. The additional week in fiscal year 2003 was included in the first quarter.

Segment Information

During the third quarter of fiscal year 2004, we revised our reporting structure to provide additional disclosure by realigning our previously reported operating segments (Electrical/Plumbing, Industrial PVF and Water & Sewer/Building Materials) on a more disaggregated basis by product line into six operating segments and an Other category. The revised operating segments are: Water & Sewer, Plumbing/HVAC, MRO, Utilities, Electrical and Industrial PVF. The Other category includes our Building Materials, Fire Protection and Mechanical Industrial product lines. The Industrial PVF segment remains unchanged.

Inter-segment sales are excluded from net sales presented for each segment. Operating income for each segment includes certain corporate expense allocations for employee benefits, corporate overhead expenses, data processing expenses and insurance. These allocations are based on consumption or at a standard rate determined by management.

In connection with the change of our reporting structure and to more accurately reflect consumption, we changed our method of allocating corporate overhead expenses to the segments. All prior period segment results have been reclassified to reflect these changes.

Business Combinations, Divestitures and Other Drivers

On May 28, 2004, we acquired Todd Pipe & Supply which we refer to as Todd Pipe, one of the largest independent wholesale plumbing suppliers in Southern California and Las Vegas, Nevada. The acquisition of Todd Pipe allows us to expand our geographic footprint into high-growth markets and to invest in businesses with returns historically higher than the returns generated by our own plumbing business. The purchase price consisted of $74.5 million of net cash paid for Todd Pipe’s net assets, including the assumption of accounts payable, accrued and other liabilities, which collectively totaled $42.3 million, subject to finalization of working capital adjustments in accordance with the purchase agreement. The results of Todd Pipe’s operations have been included in our consolidated statements of income since May 28, 2004.

On May 3, 2004, we acquired Standard Wholesale Supply Company which we refer to as Standard, a distributor of waterworks, electrical and plumbing products primarily serving residential and infrastructure water and sewer contractors and customers in Las Vegas, Nevada. The acquisition of Standard allows us to accelerate our expansion into the high-growth market of Las Vegas, Nevada, and also allows us to invest in a business that is well-aligned with our culture of providing the highest level of service possible to the customer, along with quality products. The purchase price consisted of $23.7 million of net cash paid for Standard’s net assets, including the assumption of accounts payable, accrued and other liabilities, which collectively totaled $10.9 million, subject to finalization of working capital adjustments in accordance with the purchase agreement. The results of Standard’s operations have been included in our consolidated statements of income since May 3, 2004.

On December 19, 2003, we acquired Century Maintenance Supply, Inc., which we refer to as Century, a leading supplier of MRO products serving the multi-family apartment market throughout the United States. The acquisition has enabled us to become a leader in the apartment MRO market and has facilitated our entry into adjacent customer markets such as hospitality and lodging, assisted living and healthcare, education and government. The purchase price consisted of $260.0 million cash paid for Century’s net assets, including the assumption of $31.6 million of accounts payable and accrued liabilities and $101.5 million of debt. The results of Century’s operations have been included in our consolidated statements of income since December 19, 2003.

On August 4, 2003, we acquired substantially all of the net assets of Marden Susco, LLC, which we refer to as Marden Susco, a southern California supplier of underground piping products for use in municipal water, sewer and storm drain systems. The acquisition allowed us to expand our Water & Sewer business into California. The purchase price consisted of $19.6 million cash paid for Marden Susco’s net assets, including the assumption of $13.7 million of accounts payable and accrued liabilities and $6.7 million of debt. The results of Marden Susco’s operations have been included in our consolidated statements of income since August 4, 2003.

On August 9, 2002, we acquired all of the capital stock of Utiliserve Holdings, Inc., which we refer to as Utiliserve, a wholesale distributor of electrical transmission and distribution products and services to the U.S. electric utility industry. As a result of the acquisition, we are a leading provider of electrical transmission and distribution products and services in the United States. We also expanded our development of customer contracts as a result of Utiliserve’s value-added services, including vendor-managed inventory, collaborative emergency response, and job-site delivery. The purchase price consisted of $33.4 million cash paid (net of cash acquired of $1.9 million) for Utiliserve’s net equity along with the assumption of $54.5 million and $33.2 million of debt and other liabilities, respectively. The results of Utiliserve’s operations have been included in our consolidated statements of income since August 9, 2002.

Same-Store Sales Methodology

Our same-store sales methodology includes sales from all branches, including those that are newly opened, combined, split, closed or acquired during the comparative fiscal periods and excludes sales from any divested branches. For comparative purposes, prior period sales are reported on a pro forma basis to include pre-acquisition sales activity. All same-store sales amounts and percentages presented in this report exclude the impact of the additional week of net sales in the first quarter of fiscal year 2003.

Results of Operations

Overview

Six Months Ended July 30, 2004 Compared to Six Months Ended August 1, 2003

Our results of operations for the first six months of fiscal year 2005 reflect net sales, net income and diluted earnings per share growth, driven by higher commodity prices across all of our segments, increased residential and commercial demand, and the impact of recent acquisitions including Marden Susco, Century, Standard and Todd Pipe. Net sales increased 33.7% to $2,135.9 million during the first six months of fiscal year 2005, compared to the $1,597.9 million reported in the prior year. Same-store sales increased 15.8% with growth reported in all of our segments and the three product lines comprising the Other category. Net income during the first six months of fiscal year 2005 totaled $69.2 million, a $38.7 million increase compared to the prior year net income of $30.5 million. The 126.9% increase in net income was primarily attributable to a 140 basis point increase in our gross margin ratio to net sales, from 22.5% during the first six months of 2004 to 23.9% during the first six months of 2005, in addition to a 30 basis point improvement in our ratio of operating expenses to net sales, despite higher personnel, insurance, fuel, and acquisition integration expenses. Diluted earnings per share during the first six months of fiscal year 2005 totaled $1.12 on 61.9 million shares outstanding, compared to $0.66 per diluted share reported in the prior year on 46.5 million shares outstanding.

Fiscal 2004 Compared to Fiscal 2003

Our performance in fiscal year 2004 reflected continued strength in the residential construction market and improvement in the commercial construction industry. After a slow start in the first half of the year, our business came back strongly in the second half, delivering sales beyond our expectations, particularly in the fourth quarter. We achieved 2.3% same-store sales growth in fiscal year 2004, our first year of positive same-store sales growth since fiscal year 2001. Gross margin ratio to net sales decreased due to competitive pressures and changes to our product mix, with historically lower gross margin businesses like Utilities comprising a higher percentage of our consolidated net sales. Offsetting some of the sell-side margin pressure were higher vendor rebates and discounts as a result of our vendor consolidation efforts and improved programs with our suppliers.

Performance in fiscal year 2004 was hindered by a significant sales and profitability decrease in the Industrial PVF segment, our highest operating margin business, as well as underperforming branches in our Plumbing/HVAC segment. The comparison with fiscal year 2003 was also impacted by the additional week in the first quarter of fiscal year 2003. We experienced higher operating expenses in freight, employee healthcare, marketing and insurance during fiscal year 2004. Given our fixed cost structure, we will continue to manage expenses carefully to leverage sales. However, we are also increasing our level of investment spending, particularly in information technology, through various initiatives such as the implementation of our Hughes Unified distribution platform and new systems in finance and data warehousing.

Net Sales

Net sales are affected by numerous factors, including, but not limited to, commodity pricing, changes in demand, seasonality, weather, competition and construction cycles.

Six Months Ended July 30, 2004 Compared To Six Months Ended August 1, 2003

The following table presents the major components of our consolidated net sales in the first six months of fiscal years 2005 and 2004 (in millions):

	Six Months Ended
	July 30, 2004	August 1, 2003	Percentage Variance
Existing sales base	$1,839.3	$1,560.3	17.9%
Branch openings/closures	17.6	37.6
Acquisitions	380.7	334.5

Same-store sales(1)	2,237.6	1,932.4	15.8%
Less: Pre-acquisition pro forma sales	(101.7)	(334.5)

Reported Net Sales	$2,135.9	$1,597.9	33.7%

(1)	Same store sales calculation includes all branches, including those that are newly opened, closed or acquired during the comparative fiscal periods. For comparative purposes, prior period sales are reported on a pro forma basis to include pre-acquisition sales activity.

Net sales in the first six months of fiscal year 2005 totaled $2,135.9 million, an increase of $538.0 million or 33.7% compared to the prior year’s first six months net sales of $1,597.9 million. This increase was primarily due to the acquisitions of Marden Susco and Century completed during the third and fourth quarters of fiscal year 2004, respectively, the acquisitions of Standard and Todd Pipe completed in May 2004, commodity price increases, continued strength in residential demand and increased demand from a strengthening commercial construction sector.

Same-store sales increased $305.2 million or 15.8% during the first six months of fiscal year 2005 as compared to the prior year. All of our segments reported positive same-store sales growth during the first six months of fiscal year 2005, with double digit growth reported in five of our six segments and all three product lines comprising the Other category. The growth in same-store sales was primarily the result of higher commodity prices, continued strength in residential demand and stronger commercial activity.

Fiscal 2004 Compared to Fiscal 2003

Consolidated net sales in fiscal year 2004 totaled $3,253.4 million, an increase of $187.1 million or 6.1%, compared to fiscal year 2003’s net sales of $3,066.3 million due partially to the acquisitions of Century, Marden Susco and Utiliserve as well as strong residential construction activity and an improvement in the commercial construction market during the second half of the fiscal year. The Century and Marden Susco acquisitions added net sales of $29.2 million and $31.2 million, respectively, during fiscal year 2004. A full year of Utiliserve activity in fiscal year 2004 increased net sales by $131.3 million. These increases were partially offset by a benefit of $55.1 million included in fiscal year 2003’s consolidated net sales due to the additional week included in its first quarter.

In fiscal year 2004, consolidated same-store sales increased $78.7 million or 2.3%. This increase was due to the procurement of several large subdivision and municipal projects in the midwestern water and sewer markets, an overall improvement in the commercial construction markets served by the Plumbing/HVAC segment and the Building Materials product line in the eastern United States, and market share growth in the MRO segment. These increases were partially offset by lower sales in the Industrial PVF segment due to weak end-market demand and the loss of a large Utilities segment customer during the second quarter of fiscal year 2004.

Fiscal 2003 Compared to Fiscal 2002

Consolidated net sales in fiscal year 2003 increased $28.6 million or 0.9% compared to fiscal year 2002. Excluding the additional week included in the first quarter of fiscal year 2003, consolidated net sales decreased by $26.5 million or 0.9%. The slight decrease is primarily the net result of a slow-down in the non-residential building and commercial construction sectors and a decline in Industrial PVF sales due to the postponement or cancellation of certain projects, partially offset by $95.3 million of net sales related to the acquisition of Utiliserve during fiscal year 2003.

Same store sales decreased by $136.8 million or 4.2% during fiscal year 2003 as compared to fiscal year 2002. The decrease is the result of a slow-down in the non-residential building and commercial construction sectors and a decline in Industrial PVF sales due to the postponement or cancellation of certain projects.

Gross Margin

Gross margin is affected by numerous factors, including, but not limited to, business mix changes, commodity pricing, competition, vendor rebates and direct shipments compared to stock sales.

Six Months Ended July 30, 2004 Compared To Six Months Ended August 1, 2003

Gross margin and gross margin ratio to net sales in the first six months of fiscal years 2005 and 2004 were as follows (dollars in millions):

	Six Months Ended		Percentage and Basis Point Variance
	July 30, 2004	August 1, 2003
Gross margin	$511.2	$359.9	42.0%
Gross margin ratio to net sales	23.9%	22.5%	140

Gross margin ratio to net sales totaled 23.9% and 22.5% in the first six months of fiscal years 2005 and 2004, respectively. The 140 basis point improvement during the first six months of fiscal year 2005 was mainly attributable to the improved performance of traditionally higher margin businesses, including Industrial PVF and Building Materials, resulting from our ability to pass on higher commodity prices and improved market conditions, in addition to a higher net sales mix of our higher margined MRO business resulting from the acquisition of Century in December 2003. Our MRO business comprised 10.9% of our net sales in the first six months of fiscal year 2005 compared with 4.2% in the comparable prior year period.

The value of our inventories and related cost of sales are determined by the moving average cost method. Changes in cost of sales therefore generally occur later than price changes reflected in our net sales figures over a given period of time. While commodity prices increased during the first six months of fiscal year 2005, our gross margin ratio to net sales decreased 70 basis points to 23.6% during the second quarter from 24.3% experienced during the first quarter of fiscal year 2005. Our gross margin ratio to net sales is expected to continue to moderate as cost of sales begin to reflect the higher priced inventory.

Fiscal 2004 Compared to Fiscal 2003 and Fiscal 2003 Compared to Fiscal 2002

	Gross Margin			Percentage & Basis Point Variances
	Fiscal Years Ended			Fiscal Years Ended
	2004	2003	2002	2004	2003
Gross margin	$733.7	$709.7	$697.1	3.4%	1.8%
Gross margin ratio to net sales	22.6%	23.1%	22.9%	(50)	20

The decrease in gross margin ratio to net sales to 22.6% in fiscal year 2004 from 23.1% in fiscal year 2003 was driven primarily by competitive pricing pressures and the mix of our net sales activity. In fiscal year 2004, the Utilities segment, which has historically generated lower gross margins than our other segments, comprised a higher percentage of consolidated net sales, and the Industrial PVF segment, a higher gross margin business, comprised a lower percentage of consolidated net sales. Additionally an unfavorable margin impact resulting from higher inventory reserve requirements was partially offset by an increase in vendor rebates resulting from our continued vendor consolidation efforts and improved programs with our suppliers.

Gross margin ratio to net sales was 23.1% and 22.9% in fiscal year 2003 and fiscal year 2002, respectively. Gross margin ratio to net sales during fiscal year 2003 benefited from increased vendor rebates and discounts as a result of our vendor consolidation efforts, and a reduction in inventory reserve requirements attributable to lower dead stock and excess inventory levels. Partially offsetting this improvement was the addition of Utiliserve to the sales mix, which generates lower gross margins but lower operating expenses than our other segments. Pricing pressures brought about by intensified competition resulting from the slowdown in the non-residential and commercial construction sectors and the adverse impact of deflationary pressures on pvc and ductile iron pipe products also unfavorably impacted gross margin ratio to net sales in fiscal year 2003.

Operating Expenses

We are primarily a fixed cost business; consequently, a percentage change in our net sales can have a greater percentage effect on our operating expense ratio.

Six Months Ended July 30, 2004 Compared To Six Months Ended August 1, 2003

Operating expenses and percentage of net sales for the first six months of fiscal years 2005 and 2004 were as follows (in millions):

	Operating Expenses			Percentage of Net Sales
	Six Months Ended			Six Months Ended
	July 30, 2004	August 1, 2003	Percentage Variance	July 30, 2004	August 1, 2003	Basis Point Variance
Personnel expenses	$251.2	$189.8	32.3%	11.8%	11.9%	(10)
Other selling, general and administrative expenses	126.2	97.5	29.4%	5.9%	6.1%	(20)
Depreciation and amortization	12.7	10.1	25.7%	0.6%	0.6%	—

Total	$390.1	$297.4	31.2%	18.3%	18.6%	(30)

As a percentage of net sales, personnel expenses remained relatively flat at 11.8% and 11.9% during the first six months of fiscal years 2005 and 2004, respectively, with the $61.4 million increase in costs primarily relating to the Marden Susco, Century, Standard, and Todd Pipe acquisitions, which collectively added $30.0 million of personnel expenses to the first six months of fiscal year 2005 and which were the primary contributors to a 17.6% increase in our workforce, from an average of approximately 7,400 employees during the first six months of fiscal year 2004 to approximately 8,700 during the first six months of fiscal year 2005. Personnel expenses during the first six months of fiscal year 2005, excluding the impact of acquisitions, increased by $31.4 million primarily due to an increase in salaries and wages, including commissions, bonuses, vacation and payroll taxes, resulting from considerably higher net sales and margin growth, and a significant increase in employee healthcare insurance expenses due to higher enrollment and increasing healthcare costs.

As a percentage of net sales, other selling, general and administrative expenses remained relatively consistent at 5.9% and 6.1% during the first six months of fiscal 2005 and 2004, respectively, with the $28.7 million increase in costs primarily relating to the Marden Susco, Century, Standard, and Todd Pipe acquisitions, which added $16.6 million of other selling, general and administrative expenses to the first half of fiscal year 2005. Excluding the acquisitions, other selling, general and administrative expenses increased by $12.1 million primarily due to additional sales, property and other tax expenses; an increase in vehicle lease expense due to our initiative to lease vehicles upon replacement of owned vehicles; an increase in the provision for doubtful accounts resulting from a bad debt recovery of approximately $0.9 million during the second quarter of fiscal year 2004 in the Utilities segment relating to a bankruptcy settlement associated with one customer in addition to the growth in net sales; an increase in insurance expenses primarily relating to higher losses associated with our casualty insurance program; an increase in fuel costs; an increase in building rent and repairs resulting from our first quarter of fiscal year 2005 sale-leaseback transactions; and a donation of $0.5 million in the first quarter of fiscal year 2005 to the Hughes Supply Foundation, Inc., a not-for-profit charitable foundation.

As a percentage of net sales, depreciation and amortization expenses remained flat at 0.6% for the first six months of fiscal years 2005 and 2004, respectively. The increase of $2.6 million during the first six months of fiscal year 2005 as compared to the prior year period is primarily the result of the amortization of intangible assets related to the Century and Todd Pipe acquisitions.

Fiscal 2004 Compared to Fiscal 2003 and Fiscal 2003 Compared to Fiscal 2002

Operating expenses and percentage of net sales for fiscal years 2004, 2003 and 2002 were as follows (dollars in millions):

	Operating Expenses			Percentage of Net Sales
	Fiscal Years Ended			Fiscal Years Ended
	2004	2003	2002	2004	2003	2002
Personnel expenses	$386.1	$379.8	$373.9	11.9%	12.4%	12.3%
Other selling, general and administrative expenses	203.7	188.2	190.1	6.3%	6.1%	6.3%
Depreciation and amortization	21.2	20.5	31.1	0.7%	0.7%	1.0%
Impairment of long-lived assets	—	—	0.7	—	—	—

Total operating expenses	$611.0	$588.5	$595.8	18.8%	19.2%	19.6%

As a percentage of net sales, personnel expenses were 11.9% and 12.4% in fiscal years 2004 and 2003, respectively. Our workforce increased 16.7% from approximately 7,200 employees at January 31, 2003 to approximately 8,400 employees at January 30, 2004 primarily as a result of the acquisitions of Century and Marden Susco. Century and Marden Susco added $7.7 million of personnel expenses to fiscal year 2004, and a full year of Utiliserve activity during the year additionally increased personnel expenses by $6.1 million. Employee healthcare insurance expenses increased $3.6 million due to increased enrollment and higher rates. The primary factor contributing to the decrease in personnel expenses as a percentage of net sales was a favorable impact resulting from a change to our employee vacation policy. Under the new vacation policy adopted in fiscal year 2004, employees earn their vacation entitlement ratably during the year. Previously, vacation was granted at the beginning of the calendar year. This policy change resulted in a net reversal of our vacation accrual of $8.1 million. Personnel expenses were also favorably impacted by the additional week in fiscal year 2003, which added approximately $7.2 million to the prior year’s first quarter.

As a percentage of net sales, other selling, general and administrative expenses were 6.3% and 6.1% in fiscal years 2004 and 2003, respectively. The increase was primarily attributable to higher fuel prices, resulting in increased shipping and freight costs of $5.3 million, a $1.7 million increase in marketing expenses related to enhanced customer award programs, an increase of $1.6 million in telecommunications expenses attributable to increased bandwidth capacity, and an insurance expense increase of $1.3 million due primarily to increased insurance premiums. Fiscal year 2004 also included expenses of $2.2 million primarily for lease obligations related to the closure of seven Plumbing/HVAC branches and our Texas distribution center, and $2.2 million associated with the relocation of our corporate offices. These increases were offset by a $4.5 million decrease in our provision for doubtful accounts due primarily to lower write-offs of uncollectible customer accounts and higher recoveries of previously written off receivables. The additional week in the first quarter of fiscal year 2003 included $1.2 million of other selling, general and administrative expenses.

As a percentage of net sales, personnel expenses were 12.4% and 12.3% in fiscal year 2003 and fiscal year 2002, respectively. Our workforce remained essentially flat with approximately 7,200 employees at January 31, 2003 and January 25, 2002. At January 31, 2003, this included approximately 200 employees as a result of the acquisition of Utiliserve, which increased personnel expenses by $5.6 million in fiscal year 2003. The additional week in the first quarter of fiscal year 2003 also added $7.2 million of personnel expenses. The primary factors contributing to the increase in personnel expenses in fiscal year 2003 were higher employee health insurance expense ($2.4 million) and incentive compensation expense ($6.5 million) associated with bonus programs and restricted stock issued to key executives during fiscal year 2002. These increases were partially offset by reductions in overtime ($1.3 million), contract labor ($2.6 million) and severance expense ($2.7 million). In fiscal year 2003, we continued with our hiring freeze and wage and salary management programs, which included limits on merit and promotional salary increases. These savings were offset in fiscal year 2003 by incremental personnel costs associated with the Hughes Unified implementation and increased employee health insurance.

As a percentage of net sales, other selling, general and administrative expenses were 6.1% and 6.3% in fiscal year 2003 and fiscal year 2002, respectively. The additional week in the first quarter of fiscal year 2003 added $1.2 million of other selling, general and administrative expenses. We experienced higher losses totaling $1.5 million on our property/casualty insurance program and increased data processing expenses of $1.0 million primarily for consulting related to the Hughes Unified platform. We also made donations of $0.9 million in fiscal year 2003 to Hughes Supply Foundation, Inc., a not-for-profit charitable organization. Offsetting these increases were expenses of $3.1 million that were incurred in fiscal year 2002, primarily for lease obligations ($1.6 million) and other contractual obligations ($1.5 million), related to the closure and/or consolidation of branches in fiscal year 2002. Our provision for doubtful accounts decreased $2.0 million in fiscal year 2003 due to provisions in fiscal year 2002 for uncollectible receivables related to our international business.

As a percentage of net sales, depreciation and amortization were 0.7% and 1.0% in fiscal year 2003 and fiscal year 2002, respectively. Of the total $10.6 million decrease, $9.2 million related to the amortization of goodwill, which was eliminated in fiscal year 2003 under Statement of Financial Accounting Standards (“FAS”) 142, Goodwill and Other Intangible Assets. The remaining decrease of $1.4 million was largely the result of reduced capital spending in fiscal year 2003 along with the elimination of depreciation expense related to our forklift fleet and trailers. Certain of these assets were sold and subsequently leased-back by us in fiscal year 2002.

In the fourth quarter of fiscal year 2002, we recorded an impairment loss of $0.7 million related to goodwill of one entity in our Plumbing/HVAC segment.

Operating Income

Operating income is affected by numerous factors, including, but not limited to, fluctuations in net sales as well as changes in business and product mix.

Six Months Ended July 30, 2004 Compared To Six Months Ended August 1, 2003

Operating income in the first six months of fiscal years 2005 and 2004 was as follows (in millions):

	Operating Income			Percentage of Net Sales
	Six Months Ended			Six Months Ended
	July 30, 2004	August 1, 2003	Percentage Variance	July 30, 2004	August 1, 2003	Basis Point Variance
Operating income	$121.1	$62.5	93.8%	5.7%	3.9%	180

Operating income during the first six months of fiscal year 2005 totaled $121.1 million, increasing $58.6 million or 93.8%, compared to the prior year’s first six months operating income total of $62.5 million, due in part to the acquisitions of Marden Susco, Century, Standard, and Todd Pipe. As a percentage of net sales, operating income increased 180 basis points during the first six months of fiscal year 2005 to 5.7%, as compared to 3.9% in the prior year, primarily due to improved product pricing and mix, higher commodity prices, increased residential and commercial demand, our continued efforts to manage our expenses to leverage increased net sales, and the overall higher return contributions from our recent acquisitions.

Fiscal 2004 Compared to Fiscal 2003 and Fiscal 2003 Compared to Fiscal 2002

	Operating Income			Percentage of Net Sales
	Fiscal Years Ended			Fiscal Years Ended
	2004	2003	2002	2004	2003	2002
Operating income	$122.7	$121.2	$101.3	3.8%	4.0%	3.3%

Operating income in fiscal year 2004 totaled $122.7 million, increasing $1.5 million or 1.2%, compared to fiscal year 2003’s operating income of $121.2 million. Operating income as a percentage of net sales decreased 20 basis points to 3.8% in fiscal year 2004 compared to 4.0% in fiscal year 2003 due primarily to a decline in Industrial PVF net sales and profitability as a result of the significant downturn in the petrochemical and power industries, and the additional week included in the first quarter of fiscal year 2003, which improved the prior year’s operating income leverage by $4.6 million. Partially offsetting these decreases was operating income from the acquisitions of Century and Marden Susco, which collectively added $3.2 million of operating income to fiscal year 2004. A full year of Utiliserve activity in fiscal year 2004 also increased operating income $5.7 million.

Operating income in fiscal year 2003 totaled $121.2 million, increasing $19.9 million or 19.6%, compared to operating income of $101.3 million in fiscal year 2002. Operating income as a percentage of net sales was 4.0% and 3.3% in fiscal year 2003 and fiscal year 2002, respectively. The 70 basis points increase was primarily driven by the elimination of $9.2 million of goodwill amortization, which is no longer required under FAS 142, combined with higher gross margins, which improved 20 basis points in fiscal year 2003. Since we are primarily a fixed cost business, with the most significant variable expense being cost of sales, operating income for all of our segments was also favorably impacted by the additional week in fiscal year 2003, which added approximately $4.6 million of operating income.

Interest and Other Income

Six Months Ended July 30, 2004 Compared To Six Months Ended August 1, 2003

Interest and other income totaled $3.3 million and $3.4 million in the first six months of fiscal years 2005 and 2004, respectively.

Fiscal 2004 Compared to Fiscal 2003 and Fiscal 2003 Compared to Fiscal 2002

Interest and other income totaled $6.4 million, $7.3 million, and $9.3 million in fiscal years 2004, 2003 and 2002, respectively. The decrease in fiscal 2004 was primarily due to reduced collections of service charge income on past due or delinquent accounts. The decrease in interest and other income in fiscal year 2003 was attributable to reduced interest income of $1.5 million, of which $0.9 million related to the $25.0 million short-term receivable recorded in connection with the sale of our pool & spa business in January 2001. Average cash balances and interest rates declined during fiscal year 2003, which contributed to the remaining decrease in interest income. Further contributing to the overall decrease in interest and other income was reduced foreign exchange gains related to our discontinued international operations in Mexico.

Interest Expense

Six Months Ended July 30, 2004 Compared To Six Months Ended August 1, 2003

Interest expense totaled $13.8 million and $15.1 million in the first six months of fiscal years 2005 and 2004, respectively. Included in interest expense for the first six months of fiscal year 2005 was a $0.8 million charge associated with the write-off of unamortized loan origination costs relating to our $290 million revolving credit agreement which was replaced by a new $500 million revolving credit agreement on June 14, 2004. Excluding the $0.8 million charge, interest expense decreased by $2.1 million during the first half of fiscal year 2005 as compared to the prior year. The decrease in interest expense was primarily the result of an 84 basis point decrease in our weighted average interest rate for the first six months of fiscal year 2005 in addition to a change in the mix of our debt balances represented by a lower percentage of higher-cost fixed rate senior notes and a higher percentage of lower-cost variable rate borrowings under our new revolving credit agreement, the collective impact of which was partially offset by an increase in overall debt levels from the prior year. Total debt increased by $64.7 million or 15.0% from $430.1 million as of August 1, 2003 to $494.8 million as of July 30, 2004 as a result of the funding of the Standard and Todd Pipe acquisitions in May 2004 and to help support the increased working capital levels primarily resulting from our net sales growth.

Fiscal 2004 Compared to Fiscal 2003

In fiscal year 2004 and fiscal year 2003, interest expense totaled $34.6 million and $30.3 million, respectively. The increase was primarily due to approximately $2.6 million of debt issuance costs associated with the interim $250.0 million senior unsecured term loan (the “term loan”) and additional borrowings under our $290 million revolving credit agreement used to initially fund the acquisition of Century. We used the proceeds from the issuance of our common stock in January 2004 to repay the term loan in full. We also incurred $1.1 million of loan origination fees in connection with the amendment of our $290 million revolving credit agreement to permit the new term loan borrowings and to make its financial and other covenants essentially the same as the term loan agreement. These increases were offset by lower average interest rates and lower outstanding debt balances in fiscal year 2004. Total debt decreased $28.6 million or 6.5% from $441.9 million as of January 31, 2003 to $413.3 million of January 30, 2004 and our weighted-average interest rate for fiscal year 2004 decreased 110 basis points compared to the prior year.

Fiscal 2003 Compared to Fiscal 2002

Interest expense totaled $30.3 million and $35.9 million in fiscal year 2003 and fiscal year 2002, respectively. The decrease in interest expense of $5.6 million or 15.6% in fiscal year 2003 was due to a reduction of average outstanding debt balances combined with lower interest rates in fiscal year 2003. Borrowing levels were reduced in the first and second quarters of fiscal year 2003 largely as a result of working capital improvements. In the third quarter of fiscal year 2003, we made additional borrowings under our revolving credit agreement in order to fund the acquisition of Utiliserve. As a result, total debt increased from $422.9 million at January 25, 2002 to $441.9 million at January 31, 2003.

Income Taxes

Six Months Ended July 30, 2004 Compared To Six Months Ended August 1, 2003

Our effective tax rate was 37.4% and 40.0% in the first six months of fiscal years 2005 and 2004, respectively. The decrease in our effective tax rate during the first six months of fiscal year 2005 was primarily attributable to a $1.7 million tax benefit realized in the first quarter of fiscal year 2005 related to federal income tax filing amendments associated with prior fiscal years. Our effective tax rate is expected to be 39.0% for the remainder of fiscal year 2005.

Fiscal 2004 Compared to Fiscal 2003 and Fiscal 2003 Compared to Fiscal 2002

Our effective tax rate was 38.9%, 40.9% and 41.0% in fiscal years 2004, 2003 and 2002, respectively. The decrease in fiscal year 2004 was primarily attributable to a lower effective state income tax rate and a tax benefit related to a discontinued operation in Mexico.

Net Income

Six Months Ended July 30, 2004 Compared To Six Months Ended August 1, 2003

In the first six months of fiscal years 2005 and 2004, net income totaled $69.2 million and $30.5 million, respectively. Diluted earnings per share were $1.12 and $0.66 on 61.9 million and 46.5 million shares outstanding during the first six months of fiscal years 2005 and 2004, respectively.

Fiscal 2004 Compared to Fiscal 2003 and Fiscal 2003 Compared to Fiscal 2002

Net income totaled $57.7 million, $58.1 million and $44.1 million in fiscal years 2004, 2003 and 2002, respectively. Diluted earnings per share were $1.23, $1.23 and $0.94 in fiscal years 2004, 2003 and 2002, respectively. In fiscal year 2003, we adopted FAS 142, which eliminated the amortization of goodwill. Had we accounted for goodwill consistent with the provisions of FAS 142 in prior periods, our net income and diluted earnings per share would have been $57.7 million, $58.1 million, and $49.5 million and $1.23, $1.23 and $1.06 in fiscal years 2004, 2003 and 2002, respectively. Other factors impacting net income and diluted earnings per share have been discussed above.

Segment Results

Consolidated and same-store sales by segment in the first six months of fiscal years 2005 and 2004 were as follows (dollars in millions):

	Consolidated Net Sales			Same-Store Sales
	Six Months Ended			Six Months Ended
	July 30, 2004	August 1, 2003	Percentage Variance	July 30, 2004	August 1, 2003	Percentage Variance
Water & Sewer	$594.9	$451.5	31.8%	$615.0	$521.2	18.0%
Plumbing/HVAC	501.0	424.7	18.0%	582.6	529.8	10.0%
MRO	233.2	66.8	249.1%	233.2	226.5	3.0%
Utilities	208.8	180.4	15.7%	208.8	180.4	15.7%
Electrical	210.3	180.4	16.6%	210.3	180.4	16.6%
Industrial PVF	168.3	140.5	19.8%	168.3	140.5	19.8%
Other	219.4	153.6	42.8%	219.4	153.6	42.8%

Total	$2,135.9	$1,597.9	33.7%	$2,237.6	$1,932.4	15.8%

Consolidated and same-store net sales by segment in fiscal years 2004, 2003 and 2002 were as follows (dollars in millions):

	Consolidated Net Sales
	Fiscal Years Ended			Percentage Variance 2004 to 2003	Percentage Variance 2003 to 2002
	2004	2003	2002
Water & Sewer	$922.4	$877.2	$833.1	5.2%	5.3%
Plumbing/HVAC	842.1	826.9	855.3	1.8%	(3.3%)
MRO	158.7	118.9	110.5	33.5%	7.6%
Utilities	363.8	248.3	144.9	46.5%	71.4%
Electrical	362.8	375.5	430.6	(3.4%)	(12.8%)
Industrial PVF	283.2	313.9	330.4	(9.8%)	(5.0%)
Other	320.4	305.6	332.9	4.8%	(8.2%)

	$3,253.4	$3,066.3	$3,037.7	6.1%	0.9%

	Same-Store Sales
	Fiscal Years Ended		Dollar Variance	Percentage Variance 2004 to 2003
	2004	2003(1)
Water & Sewer	$955.7	$924.3	$31.4	3.4%
Plumbing/HVAC	842.1	811.8	30.3	3.7%
MRO	442.7	408.8	33.9	8.3%
Utilities	363.8	371.1	(7.3)	(2.0%)
Electrical	362.8	368.0	(5.2)	(1.4%)
Industrial PVF	283.2	308.1	(24.9)	(8.1%)
Other	320.4	299.9	20.5	6.8%

	$3,570.7	$3,492.0	$78.7	2.3%

	Same-Store Sales
	Fiscal Years Ended		Dollar Variance	Percentage Variance 2003 to 2002
	2003(1)	2002
Water & Sewer	$796.4	$796.1	$0.3	0.0%
Plumbing/HVAC	826.9	871.8	(44.9)	(5.2%)
MRO	118.9	112.4	6.5	5.8%
Utilities	379.5	356.5	23.0	6.5%
Electrical	375.5	439.5	(64.0)	(14.6%)
Industrial PVF	313.9	337.7	(23.8)	(7.0%)
Other	305.6	339.5	(33.9)	(10.0%)

	$3,116.7	$3,253.5	$(136.8)	(4.2%)

(1)	The difference in same-store sales amounts for fiscal 2003 is due to our same-store sales methodology. See “Same-Store Sales Methodology”.

Operating income by segment and as a percentage of net sales for the first six months of fiscal years 2005 and 2004 was as follows (dollars in millions):

	Operating Income			Percentage of Net Sales
	Six Months Ended			Six Months Ended
	July 30, 2004	August 1, 2003	Percentage Variance	July 30, 2004	August 1, 2003	Basis Point Variance
Water & Sewer	$29.3	$22.3	31.4%	4.9%	4.9%	—
Plumbing/HVAC	13.6	7.2	88.9%	2.7%	1.7%	100
MRO	19.6	4.2	366.7%	8.4%	6.3%	210
Utilities	7.5	7.5	0.0%	3.6%	4.2%	(60)
Electrical	6.3	3.5	80.0%	3.0%	1.9%	110
Industrial PVF	23.9	11.9	100.8%	14.2%	8.5%	570
Other	20.9	5.9	254.2%	9.5%	3.8%	570

Total	$121.1	$62.5	93.8%	5.7%	3.9%	180

	Operating Income (Loss)
	Fiscal Years Ended			Percentage of Net Sales
	2004	2003	2002	2004	2003	2002
Water & Sewer	$45.1	$40.4	$38.9	4.9%	4.6%	4.7%
Plumbing/HVAC	8.4	14.0	(2.8)	1.0%	1.7%	(0.3%)
MRO	10.1	8.8	5.8	6.4%	7.4%	5.2%
Utilities	13.7	10.2	7.2	3.8%	4.1%	5.0%
Electrical	8.2	8.1	12.8	2.3%	2.2%	3.0%
Industrial PVF	23.0	31.7	29.1	8.1%	10.1%	8.8%
Other	14.2	8.0	10.3	4.4%	2.6%	3.1%

	$122.7	$121.2	$101.3	3.8%	4.0%	3.3%

All operating segments were favorably impacted in fiscal 2003 by the leverage gained from the additional week of net sales.

The following is a discussion of factors impacting net sales and operating income for our operating segments:

Water & Sewer

Net Sales. Net sales in the first six months of fiscal year 2005 totaled $594.9 million, an increase of $143.4 million or 31.8% compared to the prior year’s first six months net sales total of $451.5 million. This increase included sales of $40.2 million from the Marden Susco acquisition completed in August 2003 and sales of $22.2 million from the Standard acquisition completed in May 2004. Same store sales increased by $93.8 million or 18.0% compared to the first six months of fiscal year 2004 amount, which includes pro forma sales of $33.3 million for Marden Susco and $36.3 million for Standard. A higher volume of private and public infrastructure projects, particularly in the mid-Atlantic, Southeast and West markets, and higher prices for PVC, ductile iron pipe and steel drove the 18.0% same-store sales increase in the first half of fiscal year 2005.

Net sales in fiscal year 2004 totaled $922.4 million, an increase of $45.2 million or 5.2% compared to fiscal year 2003’s net sales of $877.2 million. This increase was partially due to the acquisition of Marden Susco, which resulted in additional net sales of $31.2 million in fiscal year 2004. Same-store sales increased $31.4 million or 3.4% as a result of increased subdivision projects and increased sewer and waterline projects during fiscal year 2004. Partially offsetting these increases was a $14.5 million decrease resulting from the additional week in the first quarter of fiscal year 2003 and a $6.3 million decrease related to branch closures.

Same-store sales remained consistent during fiscal year 2003 as compared to fiscal year 2002, increasing by approximately $0.3 million. The consistent level of same-store sales from fiscal year 2002 to fiscal year 2003 was the net result of favorable public and residential construction in fiscal year 2003; several new large infrastructure projects, including an automated water meter project; and a reduction in the concrete product line’s net sales mainly due to decreased demand in the Texas market.

Operating Income. As a percentage of net sales, operating income remained consistent at 4.9% during the first six months of fiscal years 2005 and 2004, respectively. The flat level of operating income as a percentage of net sales was primarily the result of decreased gross margins attributable to competitive pricing pressures in certain markets offset by increased rebate income resulting from continued vendor consolidation efforts and improved programs with our suppliers, and lower operating expenses as a percentage of net sales.

Operating income as a percentage of net sales increased to 4.9% in fiscal year 2004 from 4.6% in fiscal year 2003. The 30 basis point increase in fiscal year 2004 was due primarily to increased sales volume and stable margins on large-scale projects in relation to fixed expenses.

Operating income as a percentage of net sales remained essentially flat at 4.6% and 4.7% in fiscal year 2003 and fiscal year 2002, respectively. The leverage gained from the additional week included in fiscal year 2003 and the elimination of goodwill amortization in accordance with FAS 142 was offset by lower sales volume and reduced gross margins in relation to fixed expenses for our Water & Sewer segment. The decrease in gross margin was due in part to competitive pressures and deflationary pricing on pvc and ductile iron pipe products. Several low margin infrastructure projects combined with a higher proportion of direct shipments, which typically generate lower gross margins, also negatively impacted gross margins in fiscal year 2003.

Plumbing/HVAC

Net Sales. Net sales in the first six months of fiscal year 2005 totaled $501.0 million, an increase of $76.3 million or 18.0% compared to the prior year’s first six months net sales total of $424.7 million. This increase included sales of $45.0 from the Todd Pipe acquisition completed on May 28, 2004. Same-store sales increased by $52.8 million or 10.0% compared to the first six months of fiscal year 2004, which included pro forma sales of $105.1 million for Todd Pipe. The 10.0% growth in same-store sales during the first six months of fiscal year 2005 was primarily attributable to stronger demand in the commercial sector and continued strength in residential projects, along with price increases in steel, copper and PVC products.

Net sales in fiscal year 2004 totaled $842.1 million, an increase of $15.2 million or 1.8% compared to fiscal year 2003’s net sales of $826.9 million. This increase was primarily due to same-store sales growth of $30.3 million or 3.7% due to increased business on several large accounts resulting from improved market penetration in fiscal year 2004 and overall improvement in the commercial plumbing market. These increases were offset partially by the additional week in the first quarter of fiscal year 2003, which added $14.5 million to fiscal year 2003’s net sales.

Same-store sales decreased $44.9 million or 5.2% in fiscal year 2003 compared to fiscal year 2002 largely as a result of competitive pressures in certain local markets, compounded by weak commercial and industrial business. In addition, same-store sales in the Texas market were also unfavorably impacted due to inclement weather conditions. Partially offsetting these decreases was an increase in sales in the Plumbing/HVAC’s western region, due in part to the expansion of our customer base.

Operating Income. As a percentage of net sales, operating income increased to 2.7% in the first six months of fiscal year 2005 from 1.7% during the prior year’s first six months. The 100 basis point improvement in the ratio was primarily the result of more favorable commodity prices, growth in the commercial market, continued strength in residential projects, and increased rebate income, in addition to the inclusion of Todd Pipe in the segment’s operating results beginning in May 2004.

Operating income as a percentage of net sales decreased to 1.0% of net sales in the fiscal year 2004 from 1.7% of net sales in fiscal year 2003. The 70 basis point decrease during fiscal year 2004 was primarily due to lower gross margin direct shipments comprising a higher percentage of the sales mix as well as increased selling, general and administrative expenses driven by costs associated with closing of seven underperforming branches and our Texas distribution center during January 2004. These decreases were partially offset by lower personnel expenses resulting from headcount reductions. Additionally, fiscal year 2003’s performance was favorably impacted by the leverage gained from the additional week in its first quarter.

As a percentage of net sales, operating income increased to 1.7% in fiscal year 2003 from an operating loss of 0.3% in fiscal year 2002. The 200 basis point improvement in operating income was largely attributable to lower provisions for doubtful accounts, the elimination of goodwill amortization in accordance with FAS 142 and the leverage gained from the additional week included in fiscal year 2003. The provision for doubtful accounts decreased to $2.5 million in fiscal year 2003 from $6.3 million in fiscal year 2002 largely due to the economic slowdown that affected our markets, particularly our international business, during late fiscal year 2001. In fiscal year 2002, we recorded provisions for doubtful accounts of $3.9 million for our international business. Gross margin also improved due, in part, to the closure of certain branches in fiscal year 2002. During the third and fourth quarters of fiscal year 2002, we closed 23 branches in the Plumbing/HVAC segment because these branches did not strategically fit into our core businesses and/or they did not perform to expectations. These branches generally yielded lower gross margins in relation to the other branches. Gross margin was also favorably impacted by margin improvement programs initiated during fiscal year 2002, including increases in vendor rebate programs and focused purchasing.

MRO

Net Sales. Net sales in the first six months of fiscal year 2005 totaled $233.2 million, an increase of $166.4 million or 249.1% compared to the prior year’s first six months net sales total of $66.8 million. This increase was primarily the result of the acquisition of Century, which was completed in December 2003. Same-store sales increased $6.7 million or 3.0% compared to the first six months of fiscal year 2004 amount, which included pro forma sales of $159.7 million for Century. The growth in same-store sales during the first six months of fiscal year 2005 was primarily due to improved penetration in certain markets and various sales initiatives, the benefits of which were partially offset by the disruption caused by the sales force rationalization and integration efforts associated with the Century acquisition and continued weakness in the apartment market.

Net sales for fiscal year 2004 totaled $158.7 million, an increase of $39.8 million or 33.5% compared to fiscal year 2003’s net sales of $118.9 million. This increase was partially due to the acquisition of Century, which resulted in additional net sales of $29.2 million in fiscal year 2004. Same-store sales increased $33.9 million or 8.3% compared to the prior year. Despite historically high vacancy rates, net sales increased due to our continued focus on securing national accounts to increase market share and our construction services initiative. Under the national accounts initiative, the MRO segment targets large property management companies to become their preferred supplier. The construction services initiative is geared toward renovation and refurbishment of older apartment complexes. These increases were partially offset by the impact of the additional week in the first quarter of fiscal year 2003, which added $1.9 million to net sales in fiscal year 2003.

Same-store sales increased $6.5 million or 5.8% in fiscal year 2003 compared to fiscal year 2002 primarily due to MRO’s strategic focus on both its national accounts and construction services initiatives.

Operating Income. As a percentage of net sales, operating income increased to 8.4% in the first six months of fiscal year 2005 from 6.3% in the prior year’s first six months. The 210 basis point improvement during the first half of fiscal year 2005 occurred despite lower sales growth and integration costs and was primarily attributable to the inclusion of Century, which generates higher returns on net sales.

Operating income as a percentage of net sales decreased to 6.4% in fiscal year 2004 from 7.4% in fiscal year 2003. The decrease of 100 basis points in fiscal year 2004 was primarily driven by lower gross margins due to changes in sales mix and higher selling, general and administrative expenses partially attributable to start-up costs associated with newly-opened branches. Additionally fiscal year 2003’s performance was favorably impacted by the leverage gained from the additional week in its first quarter.

Operating income as a percentage of net sales was 7.4% and 5.2% in fiscal year 2003 and fiscal year 2002, respectively. The 220 basis point improvement was due to the leverage gained from the additional week included in the first quarter of fiscal year 2003 combined with substantially higher sales volumes and gross margin improvements. The increase in gross margin was primarily attributable to more focused purchasing and a change in sales mix from lower margin products such as appliances to higher margin products, including imported items such as plumbing fixtures.

Utilities

Net Sales. Net sales and same-store sales in the first six months of fiscal year 2005 totaled $208.8 million, an increase of $28.4 million or 15.7% compared to the prior year. The sales growth experienced during the first six months of fiscal year 2005 was primarily attributable to higher sales resulting from our continued efforts to expand alliances with large electric utility companies, in addition to improved overall market conditions and higher pricing for steel, aluminum, copper, and PVC products.

Net sales in fiscal year 2004 totaled $363.8 million, an increase of $115.5 million or 46.5% compared to fiscal year 2003’s net sales of $248.3 million. A full year of Utiliserve activity in fiscal year 2004 increased net sales by $131.3 million. This increase was partially offset by the impact of the additional week in the first quarter of fiscal year 2003, which added $2.9 million to net sales in the prior year. Same-store sales decreased $7.3 million or 2.0% due primarily to the loss of a large electric utility customer during the second quarter of fiscal year 2004.

Net sales during fiscal year 2003 increased by $103.4 million or 71.4% as compared to fiscal year 2002, despite a highly competitive market and a general slowdown in the economy. The increase is primarily the result of the Utiliserve acquisition during fiscal year 2003 in addition to same-store sales growth of $23.0 million or 6.5% resulting from sales initiatives aimed at providing value-added services, such as the installation and testing of automated electric utility meters.

Operating Income. As a percentage of net sales, operating income decreased to 3.6% in the first six months of fiscal year 2005, from 4.2% in the prior year’s first six months. The 60 basis point decrease was primarily the result of the impact of a bad debt recovery totaling approximately $0.9 million in the second quarter of fiscal year 2004 relating to a bankruptcy settlement associated with one specific customer. Excluding the impact of the bad debt recovery, operating income as a percentage of net sales decreased by 10 basis points primarily as a result of a higher percentage of lower margin direct shipment sales. The ratio of operating expenses to net sales (excluding the bad debt recovery) was consistent during the first six months of fiscal years 2005 and 2004, respectively, as the increase in the ratio relating to our efforts to put an infrastructure in place necessary to support additional business from alliance customers was offset by the impact of the leverage obtained from the net sales growth.

Operating income as a percentage of net sales decreased to 3.8% in fiscal year 2004 from 4.1% in fiscal year 2003. The 30 basis point decrease was primarily due to lower gross margins due to competitive pressures. Increased selling, general and administrative expenses were partially offset by lower provisions for doubtful accounts due to the recovery of a significant customer account during fiscal year 2004. Additionally, fiscal year 2003’s performance was favorably impacted by the leverage gained from the additional week in its first quarter.

Operating income as a percentage of net sales decreased to 4.1% in fiscal year 2003 from 5.0% in fiscal year 2002. Operating income was negatively impacted by lower gross margins, which resulted from a change in sales mix. Partially offsetting this decrease was the leverage gained from the additional week included in fiscal year 2003 and the acquisition of Utiliserve, which generated higher operating income returns compared to the Utilities segment and Hughes as a whole in fiscal year 2003.

Electrical

Net Sales. Net sales and same-store sales in the first six months of fiscal year 2005 totaled $210.3 million, an increase of $29.9 million or 16.6% compared to the prior year. Sales growth experienced in the first six months of fiscal year 2005 as compared to the comparable prior year period was primarily the result of higher prices for steel, copper and PVC-based products, in addition to the strengthening economy and increased and larger commercial, residential and municipal projects, primarily in Florida.

Net sales in fiscal year 2004 totaled $362.8 million, a decrease of $12.7 million or 3.4% compared to fiscal year 2003’s net sales of $375.5 million. This decrease resulted, in part, from the additional week in the first quarter of fiscal year 2003, which added $7.5 million to net sales in fiscal year 2003. Same-store sales decreased $5.2 million or 1.4% primarily due to weakness in the commercial construction and industrial markets, particularly in office buildings and hotel construction during the first half of fiscal year 2004. The economic downturn in these markets experienced over the last three years has placed significant pressure on the electrical distribution industry; however, during the fourth quarter of fiscal year 2004, sales and bid activity improved as commercial construction activity increased.

Same-store sales decreased $64.0 million or 14.6% in fiscal year 2003 compared to fiscal year 2002 largely as a result of the economic slowdown in the electrical commercial construction market, particularly in the southeast and Texas. Competitive pressures in certain local markets, weak commercial, industrial and original equipment manufacturer (OEM) business and inclement weather conditions in the Texas market also contributed to the decrease.

Operating Income. As a percentage of net sales, operating income increased to 3.0% in the first six months of fiscal year 2005 from 1.9% in the prior year’s first six months. The 110 basis point improvement during the first six months of fiscal year 2005 was primarily the result of the leverage obtained from the increase in sales volumes.

Operating income as a percentage of net sales remained relatively flat at 2.3% and 2.2% in fiscal year 2004 and fiscal year 2003, respectively. Reduced selling, general and administrative expenses were proportionate with lower sales volumes resulting from competitive pressures and weak commercial and industrial markets. Gross margins benefited from improved vendor rebates, which resulted from our continued focus on vendor consolidation efforts and improved programs with suppliers.

Operating income as a percentage of net sales decreased to 2.2% in fiscal year 2003 from 3.0% in the fiscal year 2002. Lower sales volumes in relation to the fixed expenses for the Electrical segment offset the leverage gained from the additional week included in fiscal year 2003 and the elimination of goodwill amortization in accordance with FAS 142. Partially offsetting this decline was improved gross margin, largely due to the implementation of centralized pricing on the Hughes Unified operating system. Gross margin also benefited from margin improvement programs initiated during fiscal year 2002, including increases in vendor rebate programs, more focused purchasing and reduced dead stock inventories, which resulted from the sale, disposal or return of inventories to our vendors.

Industrial PVF

Net Sales. Net sales and same-store sales in the first six months of fiscal year 2005 totaled $168.3 million, an increase of $27.8 million or 19.8% compared to the prior year’s first six months net sales total of $140.5 million. The increase in net sales during the first six months of fiscal year 2005 as compared to the prior year was primarily attributable to higher nickel and steel prices. The remainder of the increase was primarily the result of higher demand generated from a slight improvement in the industrial market, particularly in fabrication, the addition of several new accounts, and market share gains.

Net sales in fiscal year 2004 totaled $283.2 million, a decrease of $30.7 million or 9.8% compared to fiscal year 2003’s net sales of $313.9 million. Contributing to the decrease was $7.2 million of net sales related to the additional week in the first quarter of fiscal year 2003. Same-store sales decreased $24.9 million or 8.1% primarily due to the sharp decline in power and petrochemical industry capital spending and new plant construction.

Same-store sales decreased $23.8 million or 7.0% in fiscal year 2003 compared to fiscal year 2002. This decrease reflected the postponement or cancellation of certain gas utility, petrochemical and power generation plant construction and/or rehabilitation projects in late fiscal year 2002 and throughout fiscal year 2003. These projects were postponed and cancelled by our customers due to economic conditions, which resulted in reduced plant utilization and reduced capital spending. The same-store sales decline was partially offset by increased sales prices for certain commodity-based products, including stainless steel and nickel alloys.

Operating Income. As a percentage of net sales, operating income increased to 14.2% in the first six months of fiscal year 2005 from 8.5% in the prior year’s first six months. The 570 basis point increase during the first six months of fiscal year 2005 was primarily the result of an increase in gross margins attributable to higher selling prices related to nickel and steel products partially offset by a $0.6 million increase in the provision for doubtful accounts primarily relating to one specific customer.

Operating income as a percentage of net sales decreased to 8.1% in fiscal 2004 from 10.1% in fiscal year 2003. The decrease was primarily due to substantially lower sales volumes and gross margins in fiscal year 2004 due to the sharp decline in power and petrochemical industry capital spending and new plant construction.

Operating income as a percentage of net sales increased to 10.1% in fiscal year 2003 from 8.8% in fiscal year 2002. The Industrial PVF segment benefited from the leverage gained from the additional week in fiscal year 2003 and the elimination of goodwill amortization in accordance with FAS 142. Despite reduced sales volumes in fiscal year 2003, the Industrial PVF segment was able to increase gross margin by 190 basis points. This gross margin improvement in fiscal year 2003 was due to increased sales prices for certain commodity-based products, including stainless steel and nickel alloys. Gross margin also benefited from increases in the vendor rebate programs and reduced dead stock inventories, which resulted from the sale, disposal or return of inventories to the vendors.

Other

Net Sales. Net sales and same-store sales in the first six months of fiscal year 2005 totaled $219.4 million, an increase of $65.8 million or 42.8% compared to the prior year’s first six months net sales of $153.6 million, with all three product lines comprising the Other category experiencing strong sales growth. The Building Materials product line had sales growth of $37.2 million or 42.4% in the first six months of fiscal year 2005 as compared to the prior year’s first six months as a result of significant increases in the prices of steel and lumber, along with increased demand from the strengthening commercial construction market, particularly in Florida and North Carolina. The Fire Protection product line had sales growth of $25.3 million or 51.4% in the first six months of fiscal year 2005 as a result of significantly higher steel prices and increased demand. The Mechanical Industrial product line had sales growth of $3.3 million or 19.7% in the first six months of fiscal year 2005 compared to the first six months of fiscal year 2004 due primarily to higher steel prices.

Net sales in fiscal year 2004 totaled $320.4 million, an increase of $14.8 million or 4.8% compared to fiscal year 2003’s net sales of $305.6 million. Same-store sales increased $20.5 million or 6.8%. The Building Materials product line benefited from the strong increase in the number and size of construction projects in Florida and higher non-building construction starts. The Fire Protection product line also posted strong sales growth as a result of expansion into new markets and increases in subdivision and waterline projects. These increases were partially offset by a decline in net sales of $8.7 million related to branch closures as well as the additional week of sales in the first quarter of fiscal year 2003, which added $6.6 million to net sales in fiscal year 2003.

Same-store sales decreased $33.9 million or 10.0% in fiscal year 2003 compared to fiscal year 2002 primarily due to declines in the Fire Protection and Building Materials product lines, which decreased 11.8% and 9.9%, respectively. These decreases were largely attributable to a slowdown in non-residential and commercial construction markets particularly in the eastern region for the Fire Protection product line and the Atlanta market for the Building Materials product line.

Operating Income. As a percentage of net sales, operating income increased to 9.5% in the first six months of fiscal year 2005 from 3.8% in the prior year’s first six months. The 570 basis point increase for the first six months of fiscal year 2005 was primarily the result of strong sales and gross margin growth in all three product lines in addition to sound expense management.

Operating income as a percentage of net sales increased to 4.4% in fiscal year 2004 from 2.6% in fiscal year 2003. Significant increases in sales volumes, particularly strong sales growth in the Building Materials and Fire

Protection product lines, resulted in a 170 basis point improvement in fiscal year 2004. These increases were partially offset by decreases in gross margins on stock shipments associated with competitive pressures.

Operating income as a percentage of net sales decreased to 2.6% in fiscal year 2003 from 3.1% in fiscal year 2002. Higher provisions for doubtful accounts and lower gross margins offset the leverage gained from the additional week in fiscal year 2003 and the elimination of goodwill amortization under FAS 142. Gross margin decreased primarily as a result of competitive pressures and deflationary pricing on lumber and plywood products in the Building Materials product line.

Liquidity and Capital Resources

The following sets forth certain measures of our liquidity (dollars in millions):

	July 30, 2004	January 30, 2004
Working capital	$749.2	$603.6
Current ratio	2.3 to 1	2.4 to 1
Debt to total capital	31.4%	29.0%

	Six Months Ended
	July 30, 2004	August 1, 2003
Net cash (used in) provided by operating activities	$(1.1)	$42.3
Net cash used in investing activities	(82.4)	(7.6)
Net cash provided by (used in) financing activities	93.4	(32.6)

Working Capital

Compared to January 30, 2004, working capital increased $145.6 million or 24.1%. The increase in working capital was primarily attributable to higher accounts receivable driven by the double-digit same-store sales growth and the acquisitions of Standard and Todd Pipe, and increased cash and cash equivalents. These working capital increases were offset by lower levels of owned inventories (inventories less accounts payable) resulting from improved inventory and payables management and increased other current liabilities primarily attributable to the timing of income and sales tax accrual payments. We continue to focus on asset management initiatives that will improve our working capital efficiency.

Operating Activities

Net cash used in operating activities during the first six months of fiscal year 2005 totaled $1.1 million to support higher same-store sales growth compared to net cash provided by operating activities of $42.3 million for the first six months of fiscal year 2004. The $43.4 million decrease in operating cash flows was primarily driven by fluctuations in accounts receivable, inventories, accounts payable and other current liabilities despite higher results of operations during the first six months of fiscal year 2005.

Accounts receivable balances increased $169.2 million during the first six months of fiscal year 2005, of which $49.8 million related to the acquisitions of Standard and Todd Pipe, which are classified as investing activities for cash flow reporting purposes. The remaining net increase of $119.4 million was due primarily to same-store sales growth. Days sales outstanding remained flat in both periods, while past due balances as a percentage of total accounts receivable decreased during the first six months of fiscal year 2005.

The $103.6 million increase in inventories during the first six months of fiscal year 2005 includes $33.3 million related to the acquisitions of Standard and Todd Pipe, which has been classified as an investing activity for cash flow reporting purposes. The remaining net inventory increase of $70.3 million was the result of purchases made to support net sales growth and higher prices.

Higher prices as well as our efforts to extend vendor payment terms were the primary drivers of the $118.0 million increase in accounts payable during the first six months of fiscal year 2005, of which $32.7 million was associated with the acquisitions of Standard and Todd Pipe and has been classified as an investing activity for cash flow reporting purposes.

Other current liabilities increased $33.2 million during the first six months of fiscal year 2005, of which $10.3 million related to the investing activity associated with the acquisitions of Standard and Todd Pipe. The remaining net increase in other current liabilities during the first six months of fiscal year 2005 was primarily due to the timing of income and sales tax accrual payments.

Going forward, we expect operating cash flows to be strong as we continue to improve our working capital efficiency, allowing us to generate cash from operations.

Investing Activities

Our expenditures for property and equipment totaled $11.3 million and $8.0 million during the first six months of fiscal years 2005 and 2004, respectively. Of the total $11.3 million of capital expenditures, approximately $8.9 million related to information technology outlays, including amounts for the Hughes Unified operating system and the new Oracle Financial system implementation. While there can be no assurance that current expectations will be realized, capital expenditures are expected to be in the range of approximately $20.0 million to $25.0 million in fiscal year 2005.

Proceeds from the sale of property and equipment totaled $38.5 million and $0.4 million during the first six months of fiscal years 2005 and 2004, respectively. During the first six months of fiscal year 2005, proceeds from the sale of property and equipment consisted primarily of cash received from the first quarter sale-leaseback of a portfolio of properties comprised of 18 different branches. The resulting leases have qualified for operating lease treatment.

Cash payments for business acquisitions totaled $98.2 million during the first six months of fiscal year 2005. There were no business acquisitions during the first six months of fiscal year 2004. On May 28, 2004, we acquired Todd Pipe, one of the largest independent wholesale plumbing suppliers in Southern California and Las Vegas, Nevada. We paid $74.5 million for the net assets of Todd Pipe, including the assumption of $42.3 million of accounts payable, accrued and other liabilities, subject to finalization of working capital adjustments in accordance with the purchase agreement. On May 3, 2004, we completed the acquisition of Standard, a distributor of waterworks, electrical and plumbing products primarily serving residential and infrastructure water and sewer contractors and customers in Las Vegas, Nevada. The purchase price consisted of $23.7 million of net cash paid for Standard’s net assets, including the assumption of $10.9 million of accounts payable, accrued and other liabilities, subject to finalization of working capital adjustments in accordance with the purchase agreement.

On June 30, 2004, we made an $11.4 million investment in our corporate owned life insurance (“COLI”) policies to partially fund enhancements made in the first quarter of 2005 to our supplemental executive retirement plan (“SERP”), which provides supplemental benefits for certain key executive officers. While the SERP obligation is not funded by our general assets and thus the value of our COLI policies is not restricted to funding the SERP obligation, the interest income generated by our COLI policies will help offset the additional net periodic benefit costs associated with our SERP, as amended in the first quarter of 2005.

Financing Activities

During the first six months of fiscal years 2005 and 2004, net cash provided by (used in) financing activities totaled $93.4 million and ($32.6) million, respectively. Financing cash flows increased during the first six months of fiscal year 2005 by $126.0 million primarily reflecting larger amounts borrowed under our revolving credit agreement mainly resulting from our acquisitions of Standard and Todd Pipe in May 2004 as well as increases in working capital. Net borrowings (payments) made under our revolving credit agreement totaled $113.4 million and ($17.5) million during the first six months of fiscal years 2005 and 2004, respectively. Other debt payments, including scheduled payments on our senior and other notes, totaled $10.6 million and $9.3 million during the first six months of fiscal years 2005 and 2004, respectively.

On June 14, 2004, we replaced our existing $290 million revolving credit agreement, which was scheduled to mature on March 26, 2007, with a new $500 million revolving credit agreement, which we refer to as our revolving credit agreement, subject to borrowing limitations, which matures on June 14, 2009. Our revolving credit agreement is unsecured and contains financial and other covenants, including limitations on dividends and treasury stock purchases and maintenance of certain financial ratios. Our revolving credit agreement also includes an accordion feature that allows it to be expanded, in certain circumstances, by up to $150 million. As of July 30, 2004, we were in compliance with all financial covenants.

Dividend payments totaled $7.0 million and $4.7 million during the first six months of fiscal years 2005 and 2004, respectively. The higher dividend payments in fiscal year 2005 were primarily attributable to an increase in our common stock outstanding due to the sale of 13.8 million shares in a public offering during the fourth quarter of fiscal year 2004 and a 30% higher dividend rate during the first six months of fiscal year 2005.

On March 15, 1999, our Board of Directors authorized us to repurchase up to 5.0 million shares of our outstanding common stock to be used for general corporate purposes. Since March 15, 1999, we have repurchased a total of 3.7 million shares at an average price of $11.45 per share. Shares repurchased totaled $6.0 million during the first six months of fiscal year 2004. There were no shares repurchased during the first six months of fiscal year 2005.

Our liquidity and capital needs have generally been met by cash flows from operating activities and borrowings under our revolving credit agreement. As of July 30, 2004, we had $18.2 million of cash and $285.3 million of unused borrowing capacity (subject to borrowing limitations under long-term debt covenants) to fund ongoing operating requirements and anticipated capital expenditures. The funds necessary to finance the acquisitions of Standard and Todd Pipe were borrowed under our revolving credit agreement.

We have a shelf registration statement on Form S-3 on file with the SEC for the offer and sale, from time-to-time, of up to an aggregate of $700 million of equity and/or debt securities, including the shares of our common stock offered in this offering. We believe the shelf registration statement gives us additional flexibility in accessing the capital markets.

We also plan on issuing, concurrently with this offering of common stock, in a private offering under Rule 144A under the Securities Act, $300 million aggregate principal amount of our senior notes due 2014. On September 27, 2004, we entered into a 10-year Treasury rate lock contract at the current market price to hedge the Treasury rate (benchmark interest rate) component of the expected future coupon payments related to our note offering, which we believe to be probable.

These financing initiatives allow us to further develop our capital structure as the business expands, and together with continued strong financial performance, will provide us with the ability to fund and achieve our strategic growth goals. We believe we have sufficient borrowing capacity and cash on hand to take advantage of growth and business opportunities.

Off-Balance Sheet Arrangements

On April 30, 2004, we completed a sale-leaseback transaction for a portfolio of properties associated with 18 different branches. The properties were sold at a price of $32.7 million and leased back pursuant to 15-year minimum term operating leases. A loss of approximately $1.3 million resulting from the sale was recognized during the first quarter of fiscal year 2005 for the branches that were sold at a price less than their net book value. A gain of approximately $9.1 million resulting from the sale was deferred and will be amortized over the minimum term of the leases for branches that were sold at a price greater than their net book value. We do not have an option to purchase the leased facilities at the end of the minimum lease terms and have not issued any residual guarantees of the value of the leased facilities. The leases are accounted for as operating leases with future minimum annual lease payments totaling $1.9 million occurring during fiscal year 2005, $2.6 million per year occurring during fiscal years 2006 through 2008, $2.7 million occurring during fiscal year 2009, and $28.8 million occurring thereafter.

On March 16, 2004, we entered into a sale-leaseback transaction in which we sold our corporate headquarters building in Orlando, Florida to a subsidiary of Wachovia Development Corporation (“WDC”) for $23.0 million and leased the property back for a period of 20 years. The proceeds from the sale approximated the net book value of the property sold, and were paid by WDC to SunTrust Bank (“SunTrust”) for application against amounts outstanding under a separate real estate term credit agreement we had previously executed on June 5, 2002 with SunTrust. The lease expires on March 16, 2024, with five 5-year extensions exercisable at fair market value and at our option upon 12 months notice. We do not have an option to purchase the leased facility at the end of the minimum lease term and have not issued any residual value guarantee on the value of the leased facility. The lease is accounted for as an operating lease with future minimum annual lease payments totaling $1.2 million occurring during fiscal year 2005, $1.4 million per year occurring during fiscal years 2006 through 2009, and $25.6 million occurring thereafter.

We have entered into operating leases for certain facilities, vehicles and equipment. Many of our vehicle and equipment leases typically contain set residual values and residual value guarantees. We believe that the likelihood of any material amounts being funded in connection with these commitments is remote. The following table shows our approximate commitments related to those operating leases that contain residual value guarantees as of July 30, 2004 (in millions):

	Total Amounts Committed	Fiscal Year 2005	Fiscal Years 2006-2007	Fiscal Years 2008-2009	Thereafter
Residual guarantees under operating leases	$2.9	$0.1	$1.6	$1.2	$—

Contractual Obligations

The following table presents our approximate obligations to make future payments under contractual obligations as of July 30, 2004 (in millions):

	Payments Due by Period
	Total	Fiscal Year 2005	Fiscal Years 2006-2007	Fiscal Years 2008-2009	Thereafter
Long-term debt	$494.8	$35.7	$90.9	$75.1	$293.1
Interest expense	127.0	10.7	41.5	32.3	42.5
Non-cancelable operating leases	267.2	31.8	95.6	52.0	87.8

Total contractual cash obligations	$889.0	$78.2	$228.0	$159.4	$423.4

Recent Accounting Pronouncements

On March 31, 2004, the Financial Accounting Standards Board (“FASB”) issued an exposure draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95. The proposed change in accounting would replace existing requirements under Statement of Financial Accounting Standards (“FAS”) 123, Accounting for Stock-Based Compensation, and Accounting Principles Board (“APB”) Opinion 25, Accounting for Stock Issued

to Employees. The exposure draft covers a wide range of equity-based compensation arrangements. Under the FASB’s proposal, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. The comment period for the exposure draft ended on June 30, 2004, and final rules are expected to be issued in late 2004. The standard, if issued in its current form, would be applicable for fiscal years beginning after December 15, 2004. We are currently evaluating the impact of the proposed change in accounting, but will not know the ultimate impact until the final rules are issued.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the prescription drug benefit under Medicare. Questions have arisen regarding whether an employer that provides postretirement prescription drug coverage should recognize the effects of the Act on its accumulated postretirement benefit obligation (APBO) and net postretirement benefit costs under FAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. While we do offer benefits, including prescription drug coverage, to employees who have attained certain levels of service after they have retired, those benefits are only available to retirees until age 65, at which time Medicare coverage becomes effective. As such, we do not believe that this specific provision of the Act will have a material effect on our consolidated financial statements.

In December 2003, the FASB issued FAS 132 (Revised) (“FAS 132-R”), Employer’s Disclosure about Pensions and Other Postretirement Benefits. FAS 132-R retains disclosure requirements of the original FAS 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefits cost. FAS 132-R is effective for fiscal years ending after December 15, 2003. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The provisions of FAS 132-R did not have a material effect on our consolidated financial statements.

In December 2003, the Staff of the Securities and Exchange Commission (“SEC” or “the Staff”) issued Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition, which superseded SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of Emerging Issues Task Force Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables which was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The provisions of SAB 104 did not have a material impact on our consolidated financial statements.

FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003 and clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As we did not have any of these financial instruments, the adoption of FAS 150 did not have an impact on our consolidated financial statements.

FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued in April 2003 and amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS 133, Accounting for Derivative Instruments and Hedging Activities. FAS 149 provides greater clarification of the characteristics of a derivative instrument so that contracts with similar characteristics will be accounted for consistently. In general, FAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of FAS 149 did not have an impact on our consolidated financial statements.

Financial Accounting Standards Board Interpretation (“FIN”) 46, Consolidation of Variable Interest Entities, was issued in January 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003. We were not the primary beneficiary of any variable interest entities as of July 30, 2004.

In December 2003, a revision to FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, (“FIN 46R”) was issued to clarify some of the provisions of the interpretation and to exempt certain entities from its requirements. Adoption of the provisions of FIN 46R is required for interim periods ending after March 15, 2004. Our adoption of FIN 46R in fiscal year 2005 did not have an impact on our consolidated financial statements.

Critical Accounting Policies

Our significant accounting policies are more fully described in the notes to the consolidated financial statements included in our fiscal year 2004 Annual Report. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. As with all judgments, they are subject to an inherent degree of uncertainty. These judgments are based on our historical experience; current economic trends in the industry; information provided by customers, vendors and other outside sources and management’s estimates, as appropriate. Our significant accounting policies include:

Allowance for Doubtful Accounts

We evaluate the collectibility of accounts receivable based on numerous factors, including past transaction history with customers, their credit worthiness and an assessment of our lien and bond rights. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience and on a quarterly basis, we write-off uncollectible receivables. This estimate is periodically adjusted when we become aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While we have a large customer base that is geographically dispersed, a slowdown in the markets in which we operate may result in higher than expected uncollectible accounts, and therefore, the need to revise estimates for bad debts. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, the allowance for doubtful accounts could differ significantly, resulting in either higher or lower future provisions for doubtful accounts. At July 30, 2004 and January 30, 2004, the allowance for doubtful accounts totaled $9.4 million and $6.5 million, respectively.

Inventories

Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the moving average cost method. We evaluate our inventory value at the end of each quarter to ensure that it is carried at the lower of cost or market. This evaluation includes an analysis of each branch’s physical inventory results over the last two years, a review of potential dead stock based on historical product sales and forecasted sales and an overall consolidated analysis of potential excess inventory. Periodically, the branch’s perpetual inventory records are adjusted to reflect permanent declines in market value. To the extent historical physical inventory results are not indicative of future results and if future events impact, either favorably or unfavorably, the saleability of our products or our relationship with certain key vendors, our inventory reserves could differ significantly, resulting in either higher or lower future inventory provisions. At July 30, 2004 and January 30, 2004, our inventory reserves totaled $7.7 million and $4.5 million, respectively.

Consideration Received from Vendors

At the beginning of each calendar year, we enter into agreements with many of our vendors providing for inventory purchase rebates upon achievement of specified volume purchasing levels. We accrue the receipt of vendor rebates as part of our cost of sales for products sold based on progress towards earning the vendor rebates, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. An estimate of unearned vendor rebates is included in the carrying value of inventory at each period end for vendor rebates to be received on products not yet sold. While we believe we will continue to receive consideration from vendors in fiscal year 2005 and thereafter, there can be no assurance that vendors will continue to provide comparable amounts of vendor rebates in the future.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. To analyze recoverability, we project undiscounted future cash flows over the remaining life of the asset. If these projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset less any costs of disposition. Our judgment regarding the existence of impairment indicators are based on market and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets are impaired. Evaluating the impairment also requires us to estimate future operating results and cash flows that require judgment by management. If different estimates were used, the amount and timing of asset impairments could be affected. In the fourth quarter of fiscal year 2002, we recorded an impairment loss of $0.7 million related to goodwill of one entity in our Plumbing/HVAC segment.

Self-Insurance

We are self-insured for certain losses relating to workers’ compensation, automobile, general and product liability claims. We also maintain stop loss coverage to limit the exposure arising from such claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon our estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and our historical loss development experience. To the extent the projected future development of the losses resulting from workers’ compensation, automobile, general and product liability claims incurred as of July 30, 2004 differs from the actual development of such losses in future periods, our insurance reserves could differ significantly, resulting in either higher or lower future insurance expense. At July 30, 2004 and January 30, 2004, self-insurance reserves totaled zero and $1.0 million, respectively.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in the prices of certain of our products that result from commodity price fluctuations and from changes in interest rates on outstanding variable-rate debt.

Commodity Rate Risk

We are aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. In addition, our operating performance is affected by price fluctuations in stainless steel, plastic, nickel alloy, copper, aluminum, PVC, lumber, and other commodities. We seek to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins.

As discussed above, our results of operations have been impacted by fluctuations in the pricing of certain commodity-based products. Such commodity price fluctuations have from time to time created cyclicality in our financial performance and could continue to do so in the future.

Interest Rate Risk

At July 30, 2004, we had approximately $213.4 million of outstanding variable-rate debt. Based upon a hypothetical 10% increase or decrease in interest rates from their July 30, 2004 levels, the market risk with respect to our variable-rate debt would not be material. We manage our interest rate risk by maintaining a balance between fixed and variable-rate debt.

BUSINESS

Our Business

Founded in 1928, we are one of the largest diversified wholesale distributors of construction, repair and maintenance-related products in the United States. We distribute over 350,000 products to more than 100,000 customers through 493 branches located in 38 states. Our principal customers include electrical, plumbing, water and sewer, and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies. Although we have a national presence, we operate principally in the southeastern and southwestern United States, from which we respectively derived 51% and 25% of our net sales for the six months ended July 30, 2004. We operate in 14 of the 15 fastest growing states in the United States, which collectively contributed 76% of our net sales for the six months ended July 30, 2004. We had net sales of $3.3 billion and $2.1 billion, and operating income of $122.7 million and $121.1 million, for our 2004 fiscal year and for the six months ended July 30, 2004, respectively.

We are organized on a product line basis into six reportable segments: Water & Sewer; Plumbing/Heating, Ventilating and Air Conditioning (HVAC); Maintenance, Repair and Operations (MRO); Utilities; Electrical; and Industrial Pipe, Valves and Fittings (PVF). We include in an “Other” category our Building Materials, Fire Protection and Mechanical Industrial product lines. Our segments are complementary, enabling us to be a single-source provider and providing us with opportunities to secure a larger share of our customers’ business. Our customers use our products for commercial, residential, industrial and public infrastructure construction projects, and related maintenance, repair and operations. We believe that the diversity of the end-markets we serve and our broad offering of replacement, repair and maintenance products help lessen the impact on us of the seasonality and cyclicality that affect the construction industry as a whole. The following charts illustrate our estimate of the end markets we serve and the relative net sales and operating income contribution of our product lines for the six months ended July 30, 2004.

We believe that our more than 75 years of experience delivering superior customer service, the depth and breadth of our product offerings and our sales force’s extensive technical expertise, make us a market leader in our businesses. The following table illustrates our estimated domestic market position (based on net sales) in each of our product lines, the primary end-markets served and the principal products sold:

Product Lines	Market Position	Primary End Markets Served	Principal Products
Water & Sewer	#2 Nationally	Residential, Commercial, Public Infrastructure	Piping products, fire hydrants, water meters, storm drains, irrigation products, concrete vaults
Plumbing/HVAC	#2 Nationally	Residential, Commercial, Industrial	Plumbing fixtures and related fittings, plumbing accessories and supplies, HVAC equipment and parts
MRO	#1 Nationally in Apartment MRO Market	Commercial	Plumbing and electrical supplies, appliances and parts, hardware and janitorial supplies, HVAC equipment and parts, door and window parts
Utilities	#2 Nationally	Public Infrastructure	Electrical transmission and distribution equipment, wire and cable, energy products
Electrical	Market Leader in Southeast	Residential, Commercial, Industrial	Wire management products, electrical distribution equipment, wire and cable, automation equipment
Industrial PVF	Market Leader in Southwest	Industrial	Pipes, valves, flanges, fittings, plate, sheet, tubing
Other	Not Applicable	Commercial, Residential, Industrial, Public Infrastructure	Building materials, fire protection products, mechanical industrial products

Our Industry

Based on industry data and management estimates, we believe that the U.S. wholesale construction, repair and maintenance distribution market collectively generated approximately $200 billion of revenues in 2003 and is highly fragmented. We are one of the largest diversified wholesale distributors in the United States (based on net sales), and we have approximately a 2% overall market share. Spending in the U.S. construction, repair and maintenance industries generally follows trends in the domestic economy, although different factors affect the level of spending in various market segments, which can result in significantly different growth rates across those segments.

We believe that the following industry trends will benefit our business:

•	Continued Population Growth in Core Markets. According to U.S. Department of Commerce estimates, 14 of the 15 fastest growing states, from which we currently derive 76% of our consolidated net sales will account for 75% of the net population change in the United States from 1995 to 2025. We believe that this growth will lead to new residential and commercial construction and will require additions and improvements to public infrastructure.

•	Increased Spending on Domestic Public Infrastructure Projects. According to a 2002 report by the Congressional Budget Office, in order to replace and/or maintain aging public water and wastewater infrastructure, federal, state and local governments will need to spend an aggregate of approximately $300 billion over the next decade. We also anticipate increased spending over the next decade to upgrade electric transmission and distribution systems in the United States.

•	Continued Recovery in Commercial Construction and Improved Industrial Activity. Commercial and industrial construction and maintenance spending in the United States decreased significantly in the three-year period from 2001 through 2003. However, in 2004, commercial construction and industrial maintenance activity has improved and we believe that if the domestic economy continues to expand, construction and maintenance spending in the commercial and industrial sectors will continue to increase.

•	Industry Consolidation. The highly fragmented nature of our industry is leading to consolidation because larger distributors can more cost-effectively and efficiently meet customers’ needs, due in large part to greater information technology capabilities, financial capacity, purchasing power, national coverage and operating leverage compared to smaller competitors. In addition, larger distributors have the resources necessary to meet the demands of professional customers, such as a broad product offering from industry-leading manufacturers, better overall product expertise and value-added services. We believe that with our strong competitive position, size, geographic reach and experienced management team, we are well positioned to continue to benefit from consolidation trends within the wholesale distribution industry.

•	Increased Market Share Opportunities for National MRO Distributors. We believe that the continuing consolidation of large property management companies and the continuing growth in group purchasing organizations will benefit MRO distributors that can provide single-source purchasing and national same- or next-day delivery capabilities. We believe that we are well-positioned to capitalize on these trends as well as additional opportunities in the property management, lodging and hospitality, healthcare, education and government services markets.

In addition to the above long-term trends, our industry is currently experiencing an unusual commodity pricing/demand phenomenon, evidenced by rising commodity prices together with strong product demand. This phenomenon has favorably impacted our margins during the first half of fiscal year 2005. In a period of weak product demand, gross margins in our industry could be negatively affected.

Our Competitive Strengths

We believe that the following competitive strengths are the key to our success:

•	Respected Industry Leader in a Highly Fragmented Market. As one of the largest and most well-recognized diversified distributors of construction, repair and maintenance-related products in the United States, we have advantages over our smaller competitors. We enjoy economies of scale, such as significant purchasing power with our vendors; a broad offering of products and services; the resources to invest in state-of-the-art information technology and other operating systems to offer value-added services to our customers; and the geographic presence to service national accounts.

•	Comprehensive Product Offering and Loyal Customer Base. As part of our emphasis on superior customer service, we offer more than 350,000 products, providing us with a competitive advantage over smaller distributors that focus on a narrower product range. We believe our broad product offering provides us opportunities to be a single-source supplier to our customers and to participate in multiple phases of construction projects and related repair and maintenance work. We complement our product offering with customer-driven, value-added services, such as integrated supply, kitting, assembly and fabrication services. We believe that our operating history of over 75 years, our broad product and service offering, our highly knowledgeable sales force, our local market focus, our well-known brand name and our reputation for superior customer service have been critical to our ability to shift our customers’ purchasing decision away from one based primarily on price to one also built on expertise, trust, loyalty and service.

•	Highly Knowledgeable Sales Force. We have approximately 2,400 sales personnel who work directly with our branches. The members of our sales force are highly knowledgeable technical professionals, many of whom have engineering or other technical backgrounds. As a result, our customers work directly with sales personnel who have relevant expertise in our customers’ particular disciplines. We believe that our technical expertise and our collaborative working relationship with our customers as well as our delivery capabilities distinguishes us from many of our competitors, including large retailers of home improvement products, which we believe are not well-equipped to provide the depth of technical expertise and service that professional customers require.

•	Strong Purchasing Power. Because of our size and market position, we have significant purchasing power with our vendors. We use our preferred vendor program to concentrate a significant portion of our purchasing with a core group that views us as a strategic partner and offers us higher discounts and greater rebates than we have or would have achieved through more diffuse purchasing practices. These discounts and volume rebates enable us to respond effectively to competitive pressures in our local markets.

•	Highly Experienced and Proven Senior Management Team. We believe that our senior management team’s experience with rapidly growing and market-leading distribution companies is a competitive advantage as we seek to expand our business. In March 2001, Tom Morgan joined our company as President and Chief Operating Officer, and in May 2003, he became our Chief Executive Officer. Prior to joining us, Mr. Morgan was Chief Executive Officer of U.S. Office Products and spent 22 years at Genuine Parts, an automotive and office products distributor. Since his arrival, Mr. Morgan has added new senior management team members to complement our experienced Hughes Supply associates. Recent management additions include David Bearman, our Executive Vice President and Chief Financial Officer, who joined us in March 2003. Mr. Bearman’s experience includes serving as Chief Financial Officer of Cardinal Health, a pharmaceutical distribution company, from 1989 to 1998, and more than 20 years’ prior experience at General Electric Company, where he served as Chief Financial Officer of four different GE subsidiaries.

Our Business Strategy

We intend to become the leading diversified distributor of construction, repair and maintenance-related products in the United States. In pursuing that goal, we expect to significantly increase our earnings and return on invested capital, which we believe will lead to increased shareholder value. Our multi-year strategy focuses on (1) organic growth, (2) strategic acquisitions and (3) best-in-class operations.

The key elements of our strategy are to:

•	Capitalize on Organic Growth Opportunities. We believe that there is potential for organic growth in each of our business segments, with particular opportunities in our MRO, Water & Sewer and Utilities businesses. We intend to capture additional MRO business by continuing to expand our geographic footprint, further developing our MRO-specific, web-based catalog business and targeting national accounts serving the property management, lodging and hospitality, healthcare, education and government services markets. In our Water & Sewer business, in addition to capitalizing on population growth trends and the resulting infrastructure needs, federal and state mandates requiring drainage and storm water management compliance present significant opportunities for us. In our Utilities business, we also believe there are opportunities for us to develop and enhance relationships with municipal, cooperative and investor-owned electric utility companies that, in order to gain efficiencies and reduce inventories, are relying more on wholesale distributors for procurement services.

•	Pursue Disciplined Acquisition Program. In addition to our organic growth, we continue to pursue selective acquisitions of companies that complement our current portfolio of businesses. In evaluating acquisition candidates, we seek companies that are market leaders; possess good operations management; serve attractive end-markets; generate high returns on invested capital; reduce our exposure to the seasonality and cyclicality of new construction markets; and expand our national footprint. Our acquisitions of Todd Pipe & Supply (Plumbing/HVAC) and Standard Wholesale Supply Company (Water & Sewer) in fiscal year 2005, of Century Maintenance Supply, Inc. (MRO) and Marden Susco, LLC (Water & Sewer) in fiscal year 2004, and of Utiliserve Holdings, Inc. (Utilities) in fiscal year 2003 demonstrate our ability to identify and consummate acquisitions of companies that meet our selective criteria. We also evaluate our current product lines against these criteria and will make changes to our portfolio, as we deem appropriate.

•	Focus on Best-in-Class Operations. Our operating strategy is to buy, operate and sell as one integrated, streamlined organization. Specific actions taken or to be taken include the following:

•	The implementation of an integrated, company-wide, industry-leading distribution platform to ensure that our logistics and customer support functions operate on a common system, which is part of the information technology framework we collectively refer to as Hughes Unified;

•	The development and implementation of best-in-class financial and analytical systems with a particular emphasis on enhanced management of our accounts receivable and accounts payable to gain transactional efficiencies and on data warehousing to ensure that we are capturing relevant and timely information about our customers and vendors that will aid in decision making;

•	The rationalization of our branches, particularly in our Plumbing/HVAC, Electrical, and Building Materials businesses, to maximize branch profitability while continuing to provide our customers with convenient access to our broad product offerings;

•	The establishment of a purchasing system that will provide us with additional purchasing leverage resulting in improved margins and will enhance our working capital efficiency by improving fill rates and inventory turnover;

•	The strengthening of our position in the supply chain by further integrating our business with that of our vendors through the use of electronic data interfaces and other technology links and with the businesses of our customers by providing value-added services, such as integrated supply, kitting, assembly and fabrication services; and

•	The continued execution of best-in-class marketing programs, targeting both customers and vendors, which are designed to build on the Hughes brand name, to increase incremental revenues, improve customer retention and build long-term business relationships across the supply chain.

Our Businesses

We distribute products and offer services in the following major product categories, which correspond to our reportable operating segments. A summary of net sales, operating income, assets and accounts payable for our operating segments is presented in Note 16 to the consolidated financial statements included with this prospectus supplement, which note is incorporated herein by reference.

Water & Sewer

We provide a complete line of water, sewer and storm-drain products to serve the needs of both contractors and municipalities in all aspects of the water and wastewater industries. Our waterline products transmit potable and non-potable water from the source to treatment plants, storage towers and pumping stations and ultimately to homes and businesses. Also included in this product category is our concrete business, which complements our

Water & Sewer business by manufacturing prefabricated concrete vaults used for sewer and storm drain applications. Because all commercial and residential structures require water and sewer systems, we consider our Water & Sewer business to be a leading indicator of future construction activity. Our Water & Sewer business operates primarily in the southeastern and southwestern United States through 108 branches located in 23 states.

Products and Services. The products in our Water & Sewer segment include waterworks products such as piping, fire hydrants, water meters, storm drains, irrigation products, backflow prevention devices, concrete sewer products and concrete electrical and telephone vaults. In addition, we offer specialized industry services including leak detection, water system audits, hot tapping, manhole rehabilitation, line stopping, control valve testing and repair and engineered plant products and services.

Customers. The Water & Sewer product line primarily serves the residential, commercial and public infrastructure markets with customers including underground utility contractors, utility companies, telecommunications companies, site developers, municipalities and government agencies such as the U.S. Department of Transportation.

Competition. We believe that we are the second largest distributor of water and sewer products in the United States. Our primary competitors in the water and sewer market include National Waterworks, Inc. and Ferguson Enterprises, Inc. (a subsidiary of Wolseley plc) on a national level and other regional and local distributors.

Plumbing/HVAC

We are one of the nation’s largest distributors of plumbing supplies, offering complete inventories for one-stop service. Our plumbing products are sold primarily to contractors and homebuilders for bathroom and kitchen installation. Also included in this segment is our HVAC business, which distributes air conditioning and heating equipment. Our HVAC products are sold to contractors for the installation and repair of central air conditioners, furnaces and refrigeration systems. Our plumbing/HVAC business operates primarily in the southeast, southwest and western United States through 157 branches located in 19 states.

Products and Services. The products in the Plumbing/HVAC product line include residential and commercial water heaters, furnaces, heat pumps, pipes and fittings, air conditioning units, plumbing fixtures, faucets and accessories, pumps and sprinkler heads, mechanical valves and repair parts. In addition, our dedicated technical personnel provide complete plastics fabrication, pipe cutting and threading, project management, procurement and field services.

Customers. The Plumbing/HVAC product line serves the residential, commercial and industrial markets with customers including plumbing, mechanical, HVAC and remodeling contractors; homebuilders; commercial and industrial purchasing agents; and municipalities.

Competition. We believe that we are the second largest wholesale distributor of plumbing products in the United States. Our primary national competitors in the Plumbing/HVAC market include Ferguson Enterprises, Noland Company, Hajoca Corporation, Winholesale, Inc. and Watsco Inc.

MRO

Following our acquisition of Century on December 19, 2003, we are the nation’s largest MRO products supplier in the apartment MRO industry. Currently, there are approximately 20 million apartment units in the United States that continually require routine maintenance and repair in order to retain existing tenants and attract new ones. Historically, the apartment MRO market has been less cyclical than new construction markets as maintenance work is required regardless of economic and/or weather conditions. With our full range of MRO supplies that are available to be shipped for same or next-day delivery, we are able to provide our customers with the items they need quickly and efficiently. Our MRO business operates throughout the United States currently through 66 branches located in 28 states.

Products and Services. The products in our MRO product line include the items needed to maintain an apartment unit or complex in good working condition, such as plumbing and electrical supplies, appliances and parts, hardware, door and window parts, lighting, HVAC equipment and parts, pool supplies, lawn and garden and janitorial supplies. Our services include custom cutting and building of products such as mini-blinds, drawers and screens; lock re-keying for bulk lock orders and customer-specific activities, such as seminars and customized ordering.

Customers. The MRO product line primarily serves the multi-family housing market with commercial customers that include local, regional and national property management companies that either own or manage apartment complexes.

Competition. We believe our primary competitors in the apartment MRO market include Home Depot Supply and Wilmar Industries, Inc. (a subsidiary of Interline Brands, Inc.) on a national level, and other local wholesale and retail hardware and home improvement stores.

Utilities

We are one of the nation’s largest distributors of transmission and distribution products to electric utility companies. We believe that there are opportunities for us to develop enhanced relationships with municipal, cooperative and investor-owned electric utility companies, which we believe the wholesale distribution industry historically has underserved. As utility companies seek ways to gain efficiencies in costs and working capital, they are increasingly turning to wholesale distributors for purchasing and inventory management services. In addition to broad and deep inventories, we offer supply chain management services that lower costs and improve service levels. Our Utilities business operates primarily in the southeastern, southwestern and midwestern United States through 37 branches, serving utility customers in approximately 25 states.

Products and Services. The products in our Utilities product line include electrical distribution equipment, wire and cable, energy products, electrical meters and pole line hardware. In addition, we offer value-added services that include warehouse integration and outsourcing; substation, transmission, and distribution packaging; meter testing and repair; field-testing; tool repair; and storm and emergency response.

Customers. The Utilities product line primarily serves the public infrastructure markets with customers including various municipal, cooperative and investor-owned electric utilities.

Competition. We believe that we are the second largest distributor of electric utilities products in the United States. Our primary competitors in the electric utilities market are Wesco International, Inc. on a national level and various regional independent distributors.

Electrical

We were founded over 75 years ago as a distributor of electrical supplies. Our Electrical segment provides electrical construction and maintenance products and related services to the commercial, industrial and residential markets. While we have expanded into other product lines and markets, the Electrical segment remains an important part of our business and an essential complement to our other product lines. Our Electrical business operates primarily in the southeastern and southwestern United States through 39 branches located in 5 states.

Products and Services. The products and services in our Electrical product line include wire management products, electrical distribution equipment, wire and cable, automation equipment, tools and fasteners, lamps, light fixtures, motor controls, energy products, wiring devices, data/communications products and storeroom/job trailer management.

Customers. The Electrical product line serves the commercial, residential and industrial markets with customers including electrical contractors, industrial companies, original equipment manufacturers (“OEMs”) and commercial businesses.

Competition. We believe that we are a market-leading distributor of electrical products in the southeastern United States. Our primary national competitors in the electrical market include Graybar Electric Company, Inc., Consolidated Electrical Distributors, Inc., Rexel, Inc., Wesco International, Inc., GE Supply (a division of General Electric Company), Sonepar USA and numerous smaller electrical distributors.

Industrial PVF

We believe we offer one of the nation’s largest inventories of high quality, specialty stainless and high nickel alloy industrial PVF products for industrial, mechanical and specialty uses. Our extensive depth and breadth of products and key relationships with the world’s leading manufacturers enable us to deliver solutions to a wide range of industrial and commercial customers. Our Industrial PVF business operates primarily in the southwestern United States through 35 branches located in 15 states.

Products and Services. The products in our Industrial PVF product line include pipe, valves, flanges, fittings, plate, sheet and tubing, all offered in commodity and specialty materials and in various pressure ratings. Services include valve automation and repair, piping fabrication and pipe cutting and grooving.

Customers. The Industrial PVF product line primarily serves the industrial markets with customers that include power, petrochemical, food and beverage, pulp and paper, mining, marine and pharmaceutical companies; industrial and mechanical contractors; fabricators; wholesale distributors; exporters; and OEMs.

Competition. We believe we are a market-leading distributor of industrial PVF products in the southwestern United States. Our primary national competitors in the Industrial PVF market include Wilson Pipe & Supply Inc., McJunkin Corporation, Ferguson Enterprises and Red Man Pipe and Supply Company.

Other (Includes Building Materials, Fire Protection and Mechanical Industrial)

Our “Other” product category includes our Building Materials, Fire Protection and Mechanical Industrial product lines.

Building Materials. As one of the nation’s largest distributors of construction supplies, we are able to provide our customers with field-tested and proven brand names in a wide range of building materials. Our Building Materials business operates in the southeastern United States through 28 branches located in 5 states.

Products. Products in our Building Materials product line include concrete and masonry supplies and accessories, lumber, bridge rail, overhang brackets, erosion control products, bearing pads, tilt-up bracing rental, lifting and bracing inserts, sealants, waterproofing and fireproofing materials, commercial washroom specialties, tools and accessories.

Customers. The Building Materials product line primarily serves the commercial, industrial and public infrastructure markets, with customers such as general contractors and subcontractors, including concrete, masonry and road and bridge contractors.

Competition. Our primary competitors in the building materials market include National Construction Supply, Home Depot Supply, Ram Tool and Supply and numerous smaller distributors.

Fire Protection. We are one of the nation’s largest distributors of fire protection products offering complete fire protection pre-fabrication capabilities, which allows us to construct, deliver and install entire fire protection systems for our customers. Our Fire Protection branches and fabrication facilities are located strategically within our large network of Water & Sewer branches, giving our customers access to materials for both aboveground and underground applications. Our Fire Protection business operates throughout the United States through 15 branches located in 10 states.

Products and Services. Products and services in our Fire Protection product line include sprinkler heads and devices, steel pipe and fittings, backflow prevention devices, valves, hydrants, air compressors and fabrication.

Customers. The Fire Protection product line serves fire protection contractors, subcontractors and builders in the commercial, residential and industrial markets.

Competition. Our primary national competitors in the fire protection market include Pacific Fire Safety (a division of Ferguson Enterprises), Viking Fire Group, Tyco Fire Products and Reliable Automatic Sprinkler Company, Inc.

Mechanical Industrial. Our Mechanical Industrial business offers a complete inventory of valves, actuators and accessories, and a variety of consulting services. Our Mechanical Industrial business operates in the southeastern United States through 8 branches located in 3 states.

Products and Services. Products and services in our Mechanical Industrial product line include carbon, stainless and thermoplastic pipe, valves, fittings and accessories; steam traps; actuators; valve positioners; gauges; sanitary piping systems; valve automation and repair; high density polyethylene (hdpe) pipe fabrication and field installation and pipe cutting and grooving.

Customers. The Mechanical Industrial product line serves the commercial and industrial markets, with customers including fabricators, OEMs, industrial subcontractors, mechanical contractors, exporters, purchasing agents, maintenance departments, engineering departments and planners.

Competition. Our primary competitors in the mechanical industrial market include Ferguson Enterprises, McJunkin Corporation, Winholesale, Inc. and Home Depot Supply.

Our Customers

We currently serve over 100,000 active customers who are typically professionals who choose their vendors primarily on the basis of product availability, relationships with and expertise of sales personnel, price and the quality and scope of services offered. Currently, for the six months ended July 30, 2004, no single customer accounted for more than 1% of total sales and, as a group, the top ten customers accounted for less than 5% of total sales. Additionally, professional customers generally buy in large volumes, are repeat buyers because of their involvement in longer-term projects and require specialized services. We do not market our products to retail consumers. We differentiate ourselves with the depth and breadth of products offered and services provided, including fabrication, integrated supply, kitting, design assistance, material specifications, scheduled job site delivery, follow-up job site visits to ensure satisfaction and technical product services (including blueprint take-off and computerized order quotes).

Vendors

To be the best customer service company in each of the industries we serve, we must offer the depth and breadth of products our customers need, often on a special order basis. To accomplish this, we purchase from over 10,000 vendors; however, approximately 900 vendors provided products comprising over 90% of our consolidated purchases for the first six months of fiscal year 2005 and the fiscal years 2004, 2003 and 2002. No single vendor accounted for more than 5% of our total purchases during the first six months of fiscal year 2005 or the fiscal years 2004, 2003 and 2002. We have a centralized vendor development department, which is dedicated to fostering key vendor relationships, consolidating purchasing volume and refining agreements with our vendors. Key initiatives in this area include:

•

Vendor and Purchasing Consolidation. Our vendor and purchasing consolidation efforts have resulted in significantly higher rebate income over the past several years. In addition to providing higher rebate income, our vendor consolidation efforts for products such as pvc pressure fittings (five vendors to one vendor) have increased efficiency by simplifying administrative processes and improving service levels from our vendors, without sacrificing service to our customers.

•	Preferred Vendor Program. Our preferred vendor program has resulted in stronger, more strategic relationships with a more concentrated group of vendors. It leverages our existing vendor relationships by helping to increase sales of our vendors’ products through various initiatives, including sales promotions and cooperative marketing efforts.

•	Electronic Data Interchange (EDI). We have converted the number of vendors with which we electronically exchange a full set of transactions such as purchase orders, acknowledgements and invoices from 11 in fiscal 2003 to more than 700 at July 30, 2004. This conversion has resulted in reduced manual efforts and increased data reliability and accuracy. These initiatives require minimal investment and provide significant opportunities for improved customer service and supply chain efficiencies.

We expect that the continued development of these vendor initiatives, together with the implementation of our integrated distribution platform and a state-of-the-art purchasing system, will significantly improve profitability, supply chain efficiencies and customer service, while helping us achieve our goal of efficiently buying, operating and selling as one integrated company.

Distribution and Logistics

Our distribution network consists of 493 branches and 5 central distribution centers in the United States. The efficient operation of our distribution network is critical in providing quality service to our customer base. Our central distribution centers and branches use warehouse management technology to optimize receiving, inventory control and picking, packing and shipping functions. Our purchasing agents in our branches use a computerized inventory system to monitor stock levels, while central distribution centers in Arizona, Florida, Georgia, North Carolina and Ohio provide purchasing assistance as well as a broad stock of inventory that supplements the inventory of the branches. In addition, we use several of our larger branches in other parts of the United States as distribution points for certain product lines.

The majority of customer orders are shipped from inventory at our branches. In order to maintain complete control of the delivery process, we use approximately 3,300 vehicles from our total vehicle fleet to deliver products to our customers. We also accommodate special orders from our customers and facilitate the shipment of certain large volume orders directly from the manufacturer to the customer. Orders for larger construction projects normally require long-term delivery schedules throughout the period of construction, which in some cases may continue for several years.

We are continuously looking for ways to leverage our people, facilities and fleet. In November 2003, we opened a MegaCenter branch facility in Miami, Florida in which six product lines operate in a two-building campus on 22 acres. The MegaCenter branch configuration increases our efficiency and makes it easier for the product lines to work together and for customers to purchase from Hughes. Although the product lines share a common facility, their operations will not be fully integrated until the completion of our Hughes Unified implementation, which will allow us to more fully integrate the purchasing, warehousing, inventory management, administration and fleet operations of our product lines. We expect to develop a similar MegaCenter facility in the Atlanta area in the next 12 months and will continue to evaluate future implementations of this branch configuration in other geographic areas.

Sales

We employ a specialized and experienced sales force for each of our product lines, including approximately 1,100 outside sales representatives that work with contractors, subcontractors, professional buyers, property management companies and municipalities. Our sales representatives provide product specifications and usage data, design solutions and develop job quotes in an effort to help customers fulfill their needs. Additionally, approximately 900 inside sales account representatives and 400 counter associates expedite orders, deliveries, quotations, requests for pricing and the release of products for delivery.

Marketing

Our marketing department’s focus is to help drive incremental sales, increase customer retention and build long-term business relationships across the supply chain. Our marketing programs build Hughes brand awareness and bring value to the supply chain by helping our vendors market their products to a broad customer base. We are continuing to execute our best-in-class marketing programs, and we believe the following marketing materials and programs are unparalleled in our industry and differentiate us from our competitors:

•	The creation of best-in-class promotional product brochures that provide our sales force with the tools they need to increase sales, while providing our vendors with an opportunity to participate in our comprehensive targeted sales program;

•	The production of comprehensive product line catalogs with color photos that showcase vendors’ products and facilitate routine ordering for customers;

•	Unrivaled affinity and awards programs that drive incremental sales and build loyalty across the supply chain;

•	The hosting of themed marketing events throughout our major markets attended by thousands of our customers, which provides us with the opportunity to show customer appreciation while allowing our vendors to showcase their quality products and demonstrate the newest technology and application tips; and

•	The development of select private-labeled products and services that expand our product offerings and provide our customers with high quality, cost-effective solutions.

Information Technology

Our information technology (“IT”) systems are capable of supporting numerous operational functions including purchasing, receiving, order processing, shipping, inventory management, sales analysis and accounting. In addition, our customers and sales representatives rely on these systems for real-time information on product pricing, inventory availability and order status. The systems also provide management with information relating to sales, inventory levels and customer payments and with other data that is essential for us to operate efficiently and provide a high level of service to our customers.

We believe that our continued investment in upgrading, consolidating and integrating our IT systems is necessary to provide a state-of-the art platform to continue our strategic growth, efficiency and customer service programs. Our IT initiatives will help us increase operational efficiencies, particularly in the area of working capital management; improve information flow, which will aid in decision-making; provide a means for decreasing transaction costs and provide us with the infrastructure necessary to realize further administrative cost savings associated with past and future business acquisitions.

We continue to implement the Hughes Unified framework, which includes the Eclipse and NxTrend operating systems. These are e-commerce enabled, customer fulfillment, inventory management, logistics and distribution management systems designed specifically for construction and contractor-oriented distributors. We began implementing the Hughes Unified platform in December 2001, and expect implementation to be completed within the next 12 months, providing us with an integrated, single view throughout each business and facilitating our ability to buy, operate and sell as one company.

In addition, we are implementing best-in-class applications for financial, purchasing and data warehousing functions. In fiscal year 2005, we began the implementation of Oracle financial systems, which will provide us with the efficiency of one integrated system for financial transaction processing, consolidation, analysis and reporting. We expect the system to be fully implemented by the end of calendar year 2005. Once fully implemented, we expect to achieve selling, general and administrative cost savings from the elimination of manual and redundant back-office systems and functions, as well as improved asset management from the higher functionality in credit and collections, and better financial analytics and reporting. Also in fiscal year 2005, we entered into an agreement with Teradata for a data warehousing and business analytics solution, which will enable us to harness the information from our various systems and perform customer, product and vendor profitability analyses, providing us with key information to strategically grow our businesses. We expect the first data warehousing application to be delivered in January 2005, with the implementation continuing over the next several years as we explore new reporting and analysis areas. Lastly, in December 2004, we will issue a request for proposal for a purchasing system to bring local purchasing in each branch to a consolidated capability by business.

Seasonality

Our operating results are impacted by seasonality. Historically, sales of our products have been higher in the second and third quarters of each fiscal year due to more favorable weather and daylight conditions during these periods. Seasonal variations in operating results may also be significantly impacted by inclement weather conditions, such as cold or wet weather, which can delay construction projects.

Competition

We believe that we are one of the largest wholesale distributors of our range of products in the United States and that no other company competes against us across all of our product lines. However, there is significant competition in each of our individual product lines. Our competition includes other wholesalers, manufacturers that sell products directly to their respective customer base and some of our customers that resell our products. We also compete, to a limited extent, with retailers in the markets for plumbing, electrical fixtures and supplies, building materials, MRO supplies and contractors’ tools. Competition varies depending on product line, customer classification and geographic market. The principal competitive factors in our business include, but are not limited to, availability of materials and supplies; technical product knowledge and expertise as to application and usage; advisory or other service capabilities; ability to build and maintain customer relationships; pricing of products and availability of credit.

Inventories

We are a wholesale distributor of construction, repair and maintenance-related products and therefore maintain extensive inventories to meet the rapid delivery requirements of our customers. Our inventories are based on the needs, delivery schedules and lead times of our customers. We focus on distributing products that leverage our strengths in inventory management, purchasing, specialized sales force, distribution and logistics, credit management and information technology. As of July 30, 2004, our inventories totaled approximately $570.6 million and represented approximately 25.9% of our total assets.

Employees

As of July 30, 2004, we had 9,271 employees. We currently have 27 employees who are represented by two labor unions. We consider our relationships with our employees to be good.

Environmental Laws

Compliance with federal, state and local environmental protection laws has not, in the past, had a material effect upon our consolidated results of operations and financial condition. We do not anticipate any material effect in the future.

Properties

Our corporate headquarters, a leased facility consisting of approximately 195,000 square feet, is located in Orlando, Florida. In addition, we own or lease approximately 600 properties serving 493 branches in 38 states. The typical sales branch consists of a combined office and warehouse facility with an average size of 19,000 square feet. We also operate five central distribution centers, with an average size of 142,000 square feet. We believe that our properties are in good condition and are suitable and adequate to carry out our business. None of the owned principal properties are subject to any encumbrance that is material to our consolidated operations.

Legal Proceedings

We are involved in various legal proceedings arising in the normal course of our business. In the opinion of our management, none of the proceedings are material in relation to our consolidated financial statements.

MANAGEMENT

Set forth below is certain information concerning our executive leadership team and directors. Our Board of Directors is divided into three approximately equal classes of directors. Generally, each director is elected for a three-year term, with one class of directors being elected at each annual meeting of shareholders. All officers hold office for one-year terms or until their successors are elected and qualified.

Name	Age	Position
David H. Hughes	60	Chairman, Director
Thomas I. Morgan	50	President and Chief Executive Officer, Director
David Bearman	59	Executive Vice President and Chief Financial Officer
Michael L. Stanwood	51	Group President—Industrial PVF
Gradie E. Winstead, Jr.	54	Group President—Sales and Service
Robert A. Machaby	53	Senior Vice President—Marketing and Vendor Development
John Z. Paré	35	Senior Vice President, Secretary and General Counsel
John A. Steele	49	Senior Vice President—Corporate Operations
Thomas M. Ward II	47	Senior Vice President and Chief of Information Technology
Laura L. Wright	44	Senior Vice President of Human Resources
J. Stephen Zepf	54	Senior Vice President of Strategic Business Development/Mergers & Acquisitions
Stephen R. Benton	50	President—Water & Sewer and Vice President
Jeffrey A. Clyne	48	President—Plumbing and Vice President
Jim Holland	63	President—Building Materials
Clyde E. Hughes III	56	President—Electrical and Vice President
Rick J. McClure	45	President—Electric Utilities and Vice President
Thomas J. Starnes	44	President—MRO
John D. Baker II	56	Director
Robert N. Blackford	67	Director
H. Corbin Day	67	Director
Vincent S. Hughes	63	Director
Dale E. Jones	44	Director
William P. Kennedy	60	Director
Patrick J. Knipe	63	Director
Amos R. McMullian	67	Director

Mr. David H. Hughes has served as our Chairman since November 1986 and as a director since August 1968. Mr. Hughes also serves as a member of the Executive Committee. Mr. Hughes served as our Chief Executive Officer from May 1975 to May 2003 and President from April 1974 to March 1994. Mr. Hughes is also a director of SunTrust Banks, Inc., Brown & Brown, Inc. and Darden Restaurants, Inc. Mr. Hughes is the brother of Vincent S. Hughes, a director.

Mr. Morgan has served as our Chief Executive Officer since May 2003, our President since March 2001 and as a director since May 2001. Mr. Morgan served as our Chief Operating Officer from March 2001 to May 2003. Mr. Morgan is a member of the Executive Committee. Previously, Mr. Morgan was Chief Executive Officer of enfoTrust Networks from February 2000 to March 2001 and Chief Executive Officer of Value America, an online retailer, from February 1999 to November 1999. On August 11, 2000, Value America filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Mr. Morgan served as Chief Executive Officer of U.S. Office Products from November 1997 to January 1999, and from 1975 to 1997 served in a variety of positions at Genuine Parts, an automotive and office products distributor.

Mr. Bearman has served as Executive Vice President and Chief Financial Officer since March 2003. Previously, Mr. Bearman served as Chief Financial Officer of NCR Corporation, a technology product and services company, from September 1998 until his retirement in September 2001, Chief Financial Officer of Cardinal Health, Inc., a medical products distributor and services provider, from October 1989 to August 1998 and from 1970 to 1989, Mr. Bearman served in a variety of positions at General Electric Company, including Chief Financial Officer of four different GE businesses.

Mr. Stanwood has served as Group President —Industrial PVF since January 2000 and previously as President of a subsidiary operation since May 1996 to January 2000.

Mr. Winstead has served as Group President—Sales and Services since March 2004. Previously, Mr. Winstead served as Group President from January 2000 to March 2004, as Vice President from January 2000 to May 2000 and as Regional Vice President from June 1994 to January 2000.

Mr. Machaby has served as Senior Vice President—Marketing and Vendor Development since March 2004. Previously, Mr. Machaby served as Senior Vice President of Vendor Development from January 2002 to March 2004, Group President from January 2000 to January 2002 and District Manager from April 1996 to January 2000.

Mr. Paré has served as Senior Vice President and General Counsel since June 2003, Secretary since June 2004 and Associate General Counsel from December 2000 to June 2003. Previously, Mr. Paré was in the private practice of law from September 1998 to November 2000, and was an Assistant State Attorney for the Florida Ninth Judicial Circuit, from August 1995 to September 1998.

Mr. Steele has served as Senior Vice President—Corporate Operations since March 2004, Senior Vice President of Operations from September 2001 to March 2004 and as Vice President of Operations from June 2001 to August 2001. Previously, Mr. Steele served as Chief Operating Officer of Value America from November 1999 to August 2000, Senior Vice President—Operations from April 1999 to October 1999 and as Executive Vice President—Operations from October 1999 to November 1999. From October 1993 to April 1999, Mr. Steele served as Vice President—Operations support for Genuine Parts Company, an automotive and office products distributor. On August 11, 2000, Value America filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

Mr. Ward has served as Senior Vice President since May 2001 and as Chief of Information Technology since May 2003 and from May 1999 to May 2002. Previously, Mr. Ward served as Chief Information Officer from May 2002 to May 2003, Vice President from May 2000 to May 2001 and Director of Information Technology from October 1998 to May 1999.

Ms. Wright has served as Senior Vice President of Human Resources since May 2003, Senior Vice President from July 2002 to May 2003, Vice President of Human Resources from June 2001 to July 2002, Director of Human Resources from January 1999 to June 2001 and Senior Manager of Human Resources from February 1997 to January 1999.

Mr. Zepf has served as Senior Vice President of Strategic Business Development/Mergers & Acquisitions since March 2003, Chief Financial Officer from April 1984 to March 2003 and Treasurer from April 1984 to March 2002.

Mr. Benton has served as President—Water & Sewer and Vice President since March 2004. Previously, Mr. Benton served as Regional Manager from October 2000 to March 2004, District Manager from November 1999 to October 2000, and Territory Manager from February 1996 to November 1999.

Mr. Clyne has served as President—Plumbing and Vice President since March 2004. Previously, Mr. Clyne served as Regional Vice President from January 2002 to March 2004 and Regional Manager from January 1997 to January 2002.

Mr. Holland has served as President—Building Materials since June 2004. Previously, Mr. Holland served in a variety of responsible positions at Hughes, including as Senior Vice President of Customer Development from 2001 to June 2004, as Group President from 1999 to 2001, as a Vice President from 1979 to 1999, and in various management positions from 1967 to 1979.

Mr. Clyde E. Hughes III has served as President—Electrical and Vice President since March 2004. Previously, Mr. Hughes served as Group President from January 2000 to March 2004, as Vice President from January 2000 to May 2000 and as Regional Vice President from June 1994 to January 2000. Mr. Hughes is not related to David H. Hughes or Vincent S. Hughes.

Mr. McClure has served as President—Electric Utilities and Vice President since March 2004. Previously, Mr. McClure served as Vice President Utilities from August 2002 to March 2003. Mr. McClure served as President and Chief Executive Officer of Utiliserve Holdings, Inc. and its predecessors, from August 1997 to August 2002.

Mr. Starnes was appointed President—MRO in November 2003 and served as Senior Vice President of Sales and Marketing from June 2001 to December 2003. Previously, Mr. Starnes served as Chief Marketing Officer of Value America from December 1999 to August 2000 and as Executive Vice President from April 1999 to December 1999. From September 1997 to April 1999, he served as Senior Vice President of Sales and Marketing and Senior Vice President of Business Development of U.S. Office Products. On August 11, 2000, Value America filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

Mr. Baker has served as a director since March 1994. Mr. Baker also serves as a member of the Nominating/Corporate Governance and Audit Committees. Mr. Baker currently serves as President, Chief Executive Officer and director of Florida Rock Industries, Inc. Mr. Baker also serves as a director of Patriot Transportation Holding, Inc. and Wachovia Bank, Inc.

Mr. Blackford has served as a director since December 1970 and served as our Secretary from February 1974 to May 1997. Mr. Blackford also serves as a member of the Nominating/Corporate Governance, Compensation, Stock Option Plan and Directors’ Stock Option Plan Committees. On January 1, 2002, Mr. Blackford retired from the law firm of Holland & Knight LLP, the successor to the law firm of Maguire, Voorhis & Wells, P.A., where he had practiced since 1968.

Mr. Day has served as a director since October 1996. Mr. Day serves as a member of the Compensation, Stock Option Plan, Directors’ Stock Option Plan and Nominating/Corporate Governance Committees. Mr. Day currently serves as chairman of Jemison Investment Co., Inc. Mr. Day is also a member of the Board of Directors of Protective Life Corporation, Blount International, Inc. and European Investors.

Mr. Vincent S. Hughes served as one of our Vice Presidents from April 1972 until November 2001 and as a director since April 1966. Mr. Hughes also serves as a member of the Executive Committee. Mr. Hughes is the brother of David H. Hughes, our Chairman and a director.

Mr. Jones has served as a director since August 2003 and is a member of the Audit Committee. Since October 2001, Mr. Jones has served as managing partner for the southeast area and as a senior partner of Heidrick & Struggles International, Inc., an executive search firm. From January 2000 to October 2001, Mr. Jones served as managing partner for the Atlanta office and as a senior partner of Heidrick & Struggles. From January 1999 to December 1999, Mr. Jones served as a partner of Heidrick & Struggles.

Mr. Kennedy has served as a director since March 1999. Mr. Kennedy serves as a member of the Audit Committee. Mr. Kennedy currently serves as Chief Executive Officer of Nephron Pharmaceuticals Incorporated, a manufacturer of sterile pharmaceutical products. From 1981 to 1997, Mr. Kennedy served as chairman and Chief Executive Officer of Rotech Medical, a home health services company.

Mr. Knipe has served as a director since February 2004. Mr. Knipe serves as the chairman of our Audit Committee. Mr. Knipe, a certified public accountant, currently serves, and since 1998 has served, as an accounting consultant to law firms and public accounting firms. Mr. Knipe served as managing partner or audit partner for the Orlando office of Coopers & Lybrand, an international public accounting firm, from 1986 until his retirement in 1997, and also served as an associate, audit partner and managing partner of Colley, Trumbower & Howell, a public accounting firm, from 1964 to 1986, prior to its merger with Coopers & Lybrand. Subsequent to Mr. Knipe’s retirement, Coopers & Lybrand merged with PriceWaterhouse to form PricewaterhouseCoopers LLP, our independent auditors.

Mr. McMullian has served as a director since November 2001. He also serves as a member of the Compensation, Stock Option Plan and Directors’ Stock Option Plan Committees. Since November 2000, Mr. McMullian has been the chairman of the board of Flowers Foods, Inc., a New York Stock Exchange-listed company that produces and markets a full line of fresh and frozen baked foods to retail and food service customers throughout the United States, and from November 2000 to January 2004 served as its Chief Executive Officer. Mr. McMullian previously served as chairman of the board of Flowers Industries, Inc., the former parent company of Flowers Foods prior to its acquisition by Kellogg in March 2001, from 1985 to March 2001 and as its Chief Executive Officer from 1981 to March 2001.

SELLING SHAREHOLDER

The following table sets forth certain information about the selling shareholder’s beneficial ownership of our common stock as of October 1, 2004 (such information has been provided by the selling shareholder) and after the sale of the common stock offered by the selling shareholder, assuming all such shares are sold. The numbers presented under “Shares Beneficially Owned After the Offering” assume that all of the shares offered in this offering are sold and that the selling shareholder acquires no additional shares of our common stock before the completion of this offering. The selling shareholder will pay all expenses incurred with respect to the registration and sale of the selling shareholder’s common stock.

	Shares Beneficially Owned Prior to the Offering					Shares Beneficially Owned After the Offering
Name of Selling Shareholder	Number of Shares Beneficially Owned		Percent(1)	Number of Shares Offered		Number of Shares Beneficially Owned		Percent(1)
David H. Hughes(2)	1,266,548	(3)	2.04%	300,000	(4)	966,548	(3)(4)	1.46%

(1)	Percentage calculations based on 62,029,214 shares of our common stock that were issued and outstanding as of October 1, 2004.
(2)	David H. Hughes has served as a director of our company since 1968 and as our Chairman of the Board since 1986. David H. Hughes also served as our Chief Executive Officer from 1975 to 2003 and President from 1974 to 1994.
(3)	Includes 169,800 shares subject to options under our 1988 Stock Option Plan or our 1997 Executive Stock Plan that are exercisable within 60 days, 176,592 shares represented by restricted share grants under our 1997 Executive Stock Plan and 7,354 shares owned of record by David H. Hughes’ spouse. David H. Hughes is considered to have sole voting and investment power with respect to 927,960 shares and shared voting and investment power with respect to 338,588 shares. Includes 726,840 shares held by the David H. Hughes Trust, of which David H. Hughes is the sole trustee. Also includes 244,802 shares held by three trusts of which David H. Hughes is a co-trustee. David H. Hughes is an executive officer and director of, and owns a one-third equity interest in, Hughes, Inc., a corporation to which we make payments for the lease of certain properties. Includes 86,432 shares held by Hughes, Inc. David H. Hughes is considered to share voting and investment power with respect to such shares.
(4)	The following shares will be sold in this offering: 300,000 shares by David H. Hughes, as Trustee of the David H. Hughes Trust.

UNDERWRITING

Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K, each of Lehman Brothers Inc., Citigroup Global Markets, Inc., Goldman, Sachs & Co. and Wachovia Capital Markets, LLC have severally agreed to purchase from us and the selling shareholder the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Citigroup Global Markets, Inc.
Goldman, Sachs & Co.
Wachovia Capital Markets, LLC

Total	4,300,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, namely:

•	the obligation to purchase all of the shares offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us and the selling shareholder to the underwriters are true;

•	there is no material change in the financial markets;

•	we and the selling shareholder deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

We have granted the underwriters a 30-day option after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate of an additional 645,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments made in connection with the offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the preceding table.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public price set forth on the cover page of this prospectus supplement, and to selected dealers, who may include the underwriters, at such public offering price less a selling concession not in excess of $                 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $                 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions we and the selling shareholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 645,000 additional shares. The underwriting discounts and commissions are equal to the public offering price per share less the amount per share the underwriters pay to us and the selling shareholder per share.

	No Exercise	Full Exercise
Paid by us	$	$
Paid by the selling shareholder	$	$
Total	$	$
Total per share	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $400,000. Of this amount, the selling shareholder will pay the selling shareholder’s pro rata portion of the expenses and we will pay the remainder (approximately $372,000).

Lock-Up Agreements

We have agreed that we will not offer, sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, without the prior written consent of Lehman Brothers Inc., for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options or rights outstanding on the date hereof and grants of employee stock options and restricted stock pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options and the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or shares of restricted stock.

Our executive officers and directors, including the selling shareholder, have agreed under lock-up agreements that, subject to limited exceptions, they will not offer, sell or otherwise dispose, directly or indirectly, of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock, without the prior written consent of Lehman Brothers Inc., until 90 days after the date of this prospectus supplement.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we, the selling shareholder nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling shareholder nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

We and the selling shareholder have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

Purchasers of the shares of common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Our Relationships with the Underwriters

Lehman Brothers Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC, and some of their respective affiliates, have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive customary compensation. Lehman Commercial Paper, Inc., Citicorp USA, Inc. and Wachovia Bank, N.A., affiliates of three of the underwriters, are lenders under our revolving credit agreement and will be repaid in whole from the proceeds of this offering and the concurrent offering of our senior notes due 2014. In the aggregate, they hold approximately 29% of the commitments under that agreement. See “Use of Proceeds.” Because more than 10% of the net proceeds of this offering may be paid to affiliates of the underwriters, this offering will be conducted in accordance with NASD Conduct Rule 2710(h).

Electronic Distribution

A prospectus supplement accompanied by a prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriter’s or any selling group member’s web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered hereby will be passed upon for us by Holland & Knight LLP, Orlando, Florida and John Z. Paré, our Senior Vice President, Secretary and General Counsel. Simpson Thacher & Bartlett LLP advised the underwriters in connection with this offering of common stock.

EXPERTS

The consolidated financial statements of Hughes Supply, Inc. as of January 30, 2004 and January 31, 2003 and for each of the three years in the period ended January 30, 2004, included in this prospectus supplement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, file reports and other information with the Securities and Exchange Commission, or SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed, electronically by means of the SEC’s home page on the internet (http://www.sec.gov).

HUGHES SUPPLY, INC.

Consolidated Statements of Income

(in millions, except per share data)

	Fiscal Years Ended
	January 30, 2004	January 31, 2003	January 25, 2002
Net Sales	$3,253.4	$3,066.3	$3,037.7
Cost of Sales	2,519.7	2,356.6	2,340.6

Gross Margin	733.7	709.7	697.1

Operating Expenses:
Selling, general and administrative	589.8	568.0	564.0
Depreciation and amortization	21.2	20.5	31.1
Impairment of long-lived assets	—	—	0.7

Total operating expenses	611.0	588.5	595.8

Operating Income	122.7	121.2	101.3

Non-Operating Income (Expenses):
Interest and other income	6.4	7.3	9.3
Interest expense	(34.6)	(30.3)	(35.9)

	(28.2)	(23.0)	(26.6)

Income Before Income Taxes	94.5	98.2	74.7
Income Taxes	36.8	40.1	30.6

Net Income	$57.7	$58.1	$44.1

Earnings Per Share:
Basic	$1.26	$1.25	$0.95

Diluted	$1.23	$1.23	$0.94

Weighted-Average Shares Outstanding:
Basic	45.9	46.4	46.4

Diluted	47.0	47.3	46.8

Dividends Declared Per Share	$0.200	$0.178	$0.170

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

Consolidated Balance Sheets

(in millions, except share and per share data)

	January 30, 2004	January 31, 2003
Assets
Current Assets:
Cash and cash equivalents	$8.3	$1.7
Accounts receivable, less allowance for doubtful accounts of $6.5 and $8.5	493.3	423.1
Inventories	467.0	438.5
Deferred income taxes	19.4	19.7
Other current assets	53.0	47.1

Total current assets	1,041.0	930.1

Property and Equipment, Net	161.8	157.8
Goodwill	609.8	320.1
Other Assets	68.7	26.9

Total assets	$1,881.3	$1,434.9

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$44.6	$63.8
Accounts payable	308.3	230.0
Accrued compensation and benefits	39.3	43.3
Other current liabilities	45.2	34.2

Total current liabilities	437.4	371.3

Long-Term Debt	368.7	378.1
Deferred Income Taxes	55.4	34.0
Other Noncurrent Liabilities	7.8	6.7

Total liabilities	869.3	790.1

Commitments and Contingencies (Note 10)

Shareholders’ Equity:
Preferred stock, no par value; 10,000,000 shares authorized; none issued; preferences, limitations and relative rights to be established by the Board of Directors	—	—
Common stock, par value $1 per share; 100,000,000 shares authorized; 61,591,154 and 47,871,528 shares issued	61.6	47.9
Capital in excess of par value	502.5	198.4
Retained earnings	465.1	416.7
Treasury stock, 433,904 and 491,400 shares, at cost	(5.5)	(6.8)
Unearned compensation related to outstanding restricted stock	(11.7)	(11.4)

Total shareholders’ equity	1,012.0	644.8

Total liabilities and shareholders’ equity	$1,881.3	$1,434.9

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

Consolidated Statements of Shareholders’ Equity

(in millions, except share and per share data)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock		Unearned Compensation
	Shares	Dollars			Shares	Dollars		Total
Balance at January 26, 2001	48,422,970	$48.4	$203.9	$337.1	(1,153,566)	$(13.3)	$(6.1)	$570.0
Net income	—	—	—	44.1	—	—	—	44.1
Cash dividends—$0.170 per share	—	—	—	(8.0)	—	—	—	(8.0)
Purchase of treasury stock	—	—	—	—	(789,400)	(7.5)	—	(7.5)
Shares issued under stock option plans and related tax benefits	—	—	0.3	(1.7)	530,756	5.6	—	4.2
Purchase and retirement of common shares	(182,644)	(0.1)	(0.8)	(1.1)	—	—	—	(2.0)
Retirement of treasury stock	(685,708)	(0.7)	(2.8)	(4.0)	685,708	7.5	—	—
Issuance of restricted stock, net of cancellations	(5,418)	—	0.5	1.3	678,000	7.2	(9.5)	(0.5)
Amortization of restricted stock	—	—	—	—	—	—	1.5	1.5
Cancellation of stock rights issued to bestroute.com	—	—	(7.3)	—	—	—	—	(7.3)

Balance at January 25, 2002	47,549,200	$47.6	$193.8	$367.7	(48,502)	$(0.5)	$(14.1)	$594.5
Net income	—	—	—	58.1	—	—	—	58.1
Cash dividends—$0.1775 per share	—	—	—	(8.5)	—	—	—	(8.5)
Purchase of treasury stock	—	—	—	—	(514,000)	(7.1)	—	(7.1)
Shares issued under stock option plans and related tax benefits	433,672	0.4	5.5	(0.1)	31,102	0.3	—	6.1
Purchase and retirement of common shares	(51,568)	—	(0.5)	(0.6)	—	—	—	(1.1)
Issuance of restricted stock, net of cancellations	(59,776)	(0.1)	(0.4)	0.1	40,000	0.5	(0.1)	—
Amortization of restricted stock	—	—	—	—	—	—	2.8	2.8

Balance at January 31, 2003	47,871,528	$47.9	$198.4	$416.7	(491,400)	$(6.8)	$(11.4)	$644.8
Net income	—	—	—	57.7	—	—	—	57.7
Cash dividends—$0.200 per share	—	—	—	(10.1)	—	—	—	(10.1)
Purchase of treasury stock	—	—	—	—	(517,200)	(6.0)	—	(6.0)
Shares issued under stock option plans and related tax benefits	—	—	1.2	(0.4)	398,696	5.1	—	5.9
Issuance of common stock, net	13,800,000	13.8	303.7	—	—	—	—	317.5
Purchase and retirement of common shares	(20,598)	—	(0.1)	(0.3)	—	—	—	(0.4)
Issuance of restricted stock, net of cancellations	(59,776)	(0.1)	(0.7)	1.5	176,000	2.2	(3.3)	(0.4)
Amortization of restricted stock	—	—	—	—	—	—	3.0	3.0

Balance at January 30, 2004	61,591,154	$61.6	$502.5	$465.1	(433,904)	$(5.5)	$(11.7)	$1,012.0

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

Consolidated Statements of Cash Flows

(in millions)

	Fiscal Years Ended
	January 30, 2004	January 31, 2003	January 25, 2002
Cash Flows from Operating Activities:
Net income	$57.7	$58.1	$44.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21.2	20.5	31.1
Provision for doubtful accounts	4.6	9.1	11.1
Amortization of restricted stock	2.7	2.8	1.0
Income tax benefit of stock options exercised	1.2	1.4	0.3
Deferred income taxes	10.7	14.9	10.4
Other	2.9	(1.2)	0.1
Changes in assets and liabilities, net of businesses acquired:
Accounts receivable	(24.3)	(24.3)	50.1
Inventories	16.8	(11.6)	55.0
Other current assets	(0.8)	10.6	(12.3)
Other assets	(3.6)	(0.4)	(1.8)
Accounts payable	63.3	25.2	(41.3)
Accrued compensation and benefits	(8.5)	9.0	(0.9)
Other current liabilities	0.9	(2.3)	(4.3)
Other noncurrent liabilities	1.1	0.6	0.4

Net cash provided by operating activities	145.9	112.4	143.0

Cash Flows from Investing Activities:
Capital expenditures	(15.9)	(15.3)	(16.9)
Proceeds from sale of property and equipment	4.0	4.5	8.7
Business acquisitions, net of cash	(279.6)	(33.4)	(32.0)
Proceeds from sale of investment in affiliated entity	—	2.0	—
Purchase of bestroute.com stock rights	—	—	(7.3)
Proceeds from sale of pool and spa business	—	—	25.0

Net cash used in investing activities	(291.5)	(42.2)	(22.5)

Cash Flows from Financing Activities:
Net borrowings (payments) under short-term debt arrangements	27.7	19.6	(100.3)
Proceeds from issuance of senior term loan	250.0	—	—
Principal payments on other debt and debt of acquired entities	(422.3)	(73.0)	(23.8)
Proceeds from issuance of common stock, net	317.5	—	—
Change in book overdrafts	(4.6)	(10.3)	1.8
Purchase of treasury shares	(6.0)	(7.1)	(7.5)
Dividends paid	(9.4)	(8.1)	(8.0)
Other	(0.7)	3.6	1.7

Net cash provided by (used in) financing activities	152.2	(75.3)	(136.1)

Net (Decrease) Increase in Cash and Cash Equivalents	6.6	(5.1)	(15.6)
Cash and Cash Equivalents, Beginning of Year	1.7	6.8	22.4

Cash and Cash Equivalents, End of Year	$8.3	$1.7	$6.8

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies

Business

Founded in 1928, we are one of the nation’s largest diversified wholesale distributors of construction, repair and maintenance-related products distributing over 350,000 products to more than 100,000 customers through 493 branches located in 38 states. Our customers include electrical, plumbing, water and sewer, and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies. Although we have a national presence, we operate principally in the southeastern and southwestern United States.

We are organized on a product line basis and report the results of our operations associated with our product lines in six operating segments and an Other category. The six operating segments are: Water & Sewer; Plumbing/Heating and Air Conditioning (HVAC); Maintenance, Repair and Operations (MRO); Utilities; Electrical and Industrial Pipe, Valves and Fittings (PVF). We include our Building Materials, Fire Protection and Mechanical Industrial product lines in the Other category.

Principles of Consolidation

Our consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated. Results of operations of companies acquired are included from their respective dates of acquisition. Investments in 50% or less owned affiliates over which we have the ability to exercise significant influence are accounted for using the equity method. During fiscal years 2004, 2003 and 2002, we did not have any “less than 20% owned” investments in affiliates accounted for under the equity method.

Fiscal Year

Fiscal years 2004 and 2002 were 52 week periods ending on the last Friday in January, while fiscal year 2003 was a 53 week period ending on the last Friday in January. The additional week in fiscal year 2003 was included in the first quarter.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

We evaluate the collectibility of accounts receivable based on numerous factors, including past transaction history with customers, their credit worthiness, and an assessment of our lien and bond rights. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience and on a quarterly basis, we write off uncollectible receivables. This estimate is periodically adjusted when we become aware of a specific customer’s inability to meet its financial obligations (e.g. bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While we have a large customer base that is geographically dispersed, a slowdown in the markets in which we operate may result in higher than expected uncollectible accounts, and therefore, the need to revise estimates for bad debts. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, the allowance for doubtful accounts could differ significantly, resulting in either higher or lower future provisions for doubtful accounts. At January 30, 2004 and January 31, 2003, the allowance for doubtful accounts totaled $6.5 million and $8.5 million, respectively.

Inventories

Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the moving average cost method. We evaluate our inventory value at the end of each quarter to ensure that it is carried at the lower of cost or market. This evaluation includes an analysis of each branch’s physical inventory results over the last two years, a review of potential dead stock based on historical product sales and forecasted sales and an overall consolidated analysis of potential excess inventory. Periodically, the branch’s perpetual inventory records are adjusted to reflect permanent declines in market value. To the extent historical physical inventory results are not indicative of future results and if future events impact, either favorably or unfavorably, the saleability of our products or our relationship with certain key vendors, our inventory reserves could differ significantly, resulting in either higher or lower future inventory provisions. At January 30, 2004 and January 31, 2003, our inventory reserves totaled $4.5 million and $6.0 million, respectively.

Consideration Received From Vendors

At the beginning of each calendar year, we enter into agreements with many of our vendors providing for inventory purchase rebates (“vendor rebates”) upon achievement of specified volume purchasing levels. We accrue the receipt of vendor rebates as part of our cost of sales for products sold based on progress towards earning the vendor rebates, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. An estimate of unearned vendor rebates is included in the carrying value of inventory at each period end for vendor rebates received on products not yet sold. While we believe that we will continue to receive consideration from vendors in fiscal year 2005 and thereafter, there can be no assurance that vendors will continue to provide comparable amounts of vendor rebates in the future.

Property and Equipment

Property and equipment are recorded at cost and depreciated using both straight-line and declining-balance methods based on the following estimated useful lives of the assets:

Building and improvements	5–40 years
Transportation equipment	2–20 years
Furniture, fixtures and equipment	1–12 years

Maintenance and repair costs are charged to expense as incurred. Renewals and improvements that extend the useful lives of assets are capitalized. Gains or losses are recognized upon disposition. Interest costs related to assets under construction are capitalized during the construction period and totaled $0.6 million, $0.4 million and $0.3 million in fiscal years 2004, 2003 and 2002. Depreciation of property and equipment totaled $16.6 million, $16.1 million and $18.1 million in fiscal years 2004, 2003 and 2002, respectively.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective January 26, 2002, we adopted Statement of Financial Accounting Standards (“FAS”) 142, Goodwill and Other Intangible Assets. FAS 142 requires entities to assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in fiscal year 2003. When the fair value is less than the related goodwill value, entities are required to reduce the amount of goodwill. The approach to evaluating the recoverability of goodwill as outlined in FAS 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. Under the new impairment approach, we may be subject to earnings volatility if additional goodwill impairment occurs at a future date. FAS 142 also requires entities to discontinue the amortization of goodwill, including amortization of goodwill acquired in past business combinations. Accordingly, we no longer amortized goodwill beginning in fiscal year 2003 (see Note 4).

At January 30, 2004 and January 31, 2003, goodwill, net of accumulated amortization, totaled $609.8 million and $320.1 million, respectively. Accumulated amortization of goodwill totaled $40.3 million at January 30, 2004 and January 31, 2003.

Other Assets

We capitalize certain software development costs, which are being amortized on a straight-line basis over the estimated useful lives of the software, ranging from 2 to 7 years. At January 30, 2004 and January 31, 2003, capitalized software development costs totaled $10.6 million and $9.4 million, respectively, net of accumulated amortization of $14.9 million and $11.7 million, respectively. Amortization of capitalized software development costs totaled $3.2 million, $3.9 million and $3.6 million in fiscal years 2004, 2003 and 2002, respectively.

Intangible assets, which principally consist of customer contracts acquired in business combinations, are recorded at their respective fair values in accordance with FAS 141, Business Combinations, and are generally amortized using the straight-line method. Additional disclosure related to acquired other intangible assets as of fiscal year-end 2004 and 2003 is as follows (in millions):

	Fiscal Years Ended
	2004		2003
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Amortized intangible assets
Acquired customer contracts	$37.1	$(1.4)	$8.2	$(0.2)
Non-compete/employment agreements	3.1	(0.3)	0.4	(0.1)

Total	40.2	(1.7)	8.6	(0.3)

Unamortized intangible assets
Private label tradenames	5.9	—	—	—

Total	$46.1	$(1.7)	$8.6	$(0.3)

The weighted-average amortization period is 13 years for acquired customer contracts and 5 years for non-compete agreements. The weighted-average period for acquired customer contracts and non-compete agreements on a combined basis is 12 years.

The aggregate amortization expense for fiscal years 2004, 2003 and 2002 was $1.4 million, $0.4 million and $0.2 million, respectively. Total estimated annual amortization expense expected for the next five fiscal years, based on current levels of intangible assets is $3.5 million.

Impairment of Long-Lived Assets Other than Goodwill

Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. To analyze recoverability, we project undiscounted future cash flows over the remaining life of the asset. If these projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset less any costs of disposition (see Note 6). Our judgments regarding the existence of impairment indicators are based on market and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets are impaired. Evaluating the impairment also requires us to estimate future operating results and cash flows. If different estimates were used, the amount and timing of asset impairments could be affected.

Self-Insurance

We are self-insured for certain losses relating to workers’ compensation, automobile, general and product liability claims. We also maintain stop loss coverage to limit the exposure arising from such claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon our estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and our historical loss development experience. To the extent the projected future development of the losses resulting from workers’ compensation, automobile, general and product liability claims incurred as of January 30, 2004 differs from the actual development of such losses in future periods, our insurance reserves could differ significantly, resulting in either higher or lower future insurance expense. At January 30, 2004 and January 31, 2003, self-insurance reserves totaled $1.0 million and $5.6 million, respectively.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued compensation and benefits, and other current liabilities approximate their fair values because of the short-term nature of these instruments. The fair value of our long-term debt is estimated based on quoted market prices for the same or similar issues or on current rates offered to us for debt of the same remaining maturities. The fair value of long-term debt was computed by discounting the remaining cash flows by a rate equal to the estimated constant treasury rate for the remaining life of the debt instrument plus applicable credit spread over the remaining average life of the issue. The fair values of long-term debt approximated $324.3 million and $395.9 million and the related carrying values were $413.3 million and $441.9 million at January 30, 2004 and January 31, 2003, respectively.

Revenue Recognition

We ship products to customers predominantly by our internal fleet and to a lesser extent by third party carriers. We recognize revenues from product sales when title to the products is passed to the customer, which occurs at the point of destination for products shipped by our internal fleet and at the point of shipping for products shipped by third party carriers. Revenues related to services are recognized in the period the services are performed and totaled $2.6 million, $2.4 million and $2.6 million in fiscal years 2004, 2003 and 2002, respectively.

Concentration of Credit Risk

The majority of our sales are credit sales which are made primarily to customers whose ability to pay is dependent, in part, upon the economic strength of the construction industry in the areas where they operate. Concentration of credit, risk with respect to trade accounts receivable, is limited by the large number of customers comprising our customer base. We perform ongoing credit evaluations of our customers and in certain situations obtain collateral sufficient to protect our credit position.

Advertising

Advertising costs are charged to expense as incurred and totaled $6.8 million, $5.1 million and $5.3 million in fiscal years 2004, 2003 and 2002, respectively.

Shipping and Handling Fees and Costs

We include shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $25.3 million, $24.1 million and $23.5 million in fiscal years 2004, 2003 and 2002, respectively.

Income Taxes

Income taxes are recorded for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets.

Stock-Based Compensation

We measure compensation expense for employee and director stock options as the aggregate difference between the market and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. For purposes of pro forma disclosures under FAS 123, Accounting for Stock-Based Compensation, as amended by FAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the estimated fair value of the stock options is amortized to compensation expense over the options’ vesting period.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period (in millions except per share data):

	Fiscal Years Ended
	2004	2003	2002
Net income as reported:	$57.7	$58.1	$44.1
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(3.6)	(2.0)	(0.6)

Pro forma net income	$54.1	$56.1	$43.5

Earnings per share:
Basic—as reported	$1.26	$1.25	$0.95

Basic—pro forma	$1.18	$1.21	$0.94

Diluted—as reported	$1.23	$1.23	$0.94

Diluted—pro forma	$1.15	$1.19	$0.93

Comprehensive Income

We do not have any significant components of comprehensive income.

Reclassifications

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to current year presentation. These reclassifications had no net impact on previously reported results of operations.

Recent Accounting Pronouncements

FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued in April 2003 and amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS 133, Accounting for Derivative Instruments and Hedging Activities. FAS 149 provides greater clarification of the characteristics of a derivative instrument so that contracts with similar characteristics will be accounted for consistently. In general, FAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. As we do not currently have any derivative financial instruments, the adoption of FAS 149 did not have an impact on our consolidated financial statements.

FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003 and clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As we did not have any of these financial instruments, the adoption of FAS 150 did not have an impact on our consolidated financial statements.

Financial Accounting Standard Board Interpretation (“FIN”) 46, Consolidation of Variable Interest Entities, was issued in January 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003. We are not the primary beneficiary of any variable interest entities as of January 30, 2004.

In December 2003, a revision to FIN 46 (“FIN 46R”) was issued to clarify some of the provisions of the interpretation and to exempt certain entities from its requirements. Adoption of the provisions of FIN 46R is required for interim periods ending after March 15, 2004. We are currently evaluating the impact that the adoption of this revision will have on our consolidated financial statements, and do not expect it to have a material impact.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the prescription drug benefit under Medicare. Questions have arisen regarding whether an employer that provides postretirement prescription drug coverage should recognize the effects of the Act on its accumulated postretirement benefit obligation (APBO) and net postretirement benefit costs under FAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. While we do offer benefits, including prescription drug coverage, to employees who have attained certain levels of service after they have retired, those benefits are only available to retirees until age 65, at which time Medicare coverage becomes effective. As such, we do not believe that this specific provision of the Act will have a material effect on our consolidated financial statements.

In December 2003, the FASB issued FAS 132 (Revised) (“FAS 132-R”), Employer’s Disclosure about Pensions and Other Postretirement Benefits. FAS 132-R retains disclosure requirements of the original FAS 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefits cost. FAS 132-R is effective for fiscal years ending after December 15, 2003. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The provisions of FAS 132-R did not have a material effect on our consolidated financial statements.

In December 2003, the Staff of the Securities and Exchange Commission (“SEC” or “the Staff”) issued Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition, which superseded SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of Emerging Issues Task Force Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables which was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The provisions of SAB 104 did not have a material impact on our financial statements.

Note 2—Business Combinations and Divestitures

Business Combinations

On December 19, 2003, we acquired Century Maintenance Supply, Inc. (“Century”), a leading supplier of MRO products serving the multi-family apartment market throughout the United States. The acquisition will enable us to become a leader in the apartment MRO market and facilitate entry into adjacent customer markets.

The purchase price consisted of $260.0 million cash paid for Century’s net assets, including the assumption of $31.4 million of accounts payable and accrued liabilities and $101.4 million of debt. The results of Century’s operations have been included in our consolidated statements of income since December 19, 2003. The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values in accordance with FAS 141. Goodwill, of which approximately $7.1 million is deductible for tax purposes, and other intangible assets recorded in connection with the transaction totaled $271.1 million and $36.4 million, respectively. The goodwill and intangible assets were assigned entirely to our MRO segment. The intangible assets are subject to amortization and consist primarily of customer lists, private label trade names and employment agreements that are amortized on a straight-line basis over a weighted-average useful life of 11.5 years. The estimated annual amortization expense related to these contracts for the next five fiscal years is expected to be $2.8 million. Unaudited pro-forma operating results of operations, assuming the acquisition of Century had been completed as of the beginning of fiscal year 2003, were as follows (in millions except per share data):

	Fiscal Years Ended
	2004	2003
Net sales	$3,534.4	$3,357.0
Operating income	153.2	148.3
Net income	67.2	66.0
Earnings per share:
Basic	$1.46	$1.42
Diluted	$1.43	$1.40

These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the period presented or the results which may occur in the future.

Effective August 4, 2003, we acquired substantially all of the net assets of Marden Susco, LLC (“Marden Susco”), a southern California supplier of underground piping products for use in municipal water, sewer and storm drain systems. As a result of the acquisition, we have expanded the geographical presence of our Water & Sewer business into the state of California.

The purchase price consisted of $19.6 million cash paid for Marden Susco’s net assets, including the assumption of $13.7 million of accounts payable and accrued liabilities and $6.7 million of debt. The results of Marden Susco’s operations have been included in our consolidated statements of income since August 4, 2003. The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values in accordance with FAS 141. Goodwill, all of which is deductible for income tax purposes, and other intangible assets recorded in connection with the transaction totaled $18.1 million and $1.0 million, respectively. The goodwill and intangible assets were assigned entirely to our Water & Sewer segment. The intangible assets are subject to amortization and consist primarily of employment agreements, revenue backlog, and customer lists that are amortized on a straight-line basis over a weighted-average useful life of 4.8 years. The estimated annual amortization expense related to these contracts for the next five fiscal years is expected to be $0.1 million. Pro forma results of operations reflecting this acquisition have not been presented because the results of operations of Marden Susco are not material to our consolidated operating results or assets.

On August 9, 2002, we acquired 100% of the capital stock of Utiliserve Holdings, Inc. and its subsidiaries (“Utiliserve”), a wholesale distributor of electrical transmission and distribution products and services to the United States’ electric utility industry. As a result of the acquisition, we are a leading provider of electrical transmission and distribution products and services in the United States. We also expanded our development of customer contracts as a result of Utiliserve’s value-added services, including vendor-managed inventory, collaborative emergency response and job-site delivery. Through its supply chain management solutions, Utiliserve is able to assume full responsibility for its customers’ warehouse, workflow and inventory management needs.

The purchase price consisted of $33.4 million cash paid (net of cash acquired of $1.9 million) for Utiliserve’s net equity along with the assumption of $54.5 million and $33.2 million of debt and other liabilities, respectively. The results of Utiliserve’s operations have been included in our consolidated statements of income since August 9, 2002. The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values in accordance with FAS 141. Goodwill, of which approximately $25.7 million is deductible for income tax purposes, and other intangible assets recorded in connection with the transaction totaled $56.3 million and $8.6 million, respectively. The goodwill was assigned entirely to our Utilities segment. The intangible assets are subject to amortization and consist mainly of customer contracts that are being amortized on a straight-line basis over a weighted-average useful life of 14.6 years. The estimated annual amortization expense related to these contracts for the next five fiscal years is expected to be $0.6 million.

During fiscal year 2002, we acquired several other wholesale distributors of materials to the construction and industrial markets that were accounted for as purchases. These acquisitions, individually and in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

The assets acquired and liabilities assumed for acquisitions are summarized below (in millions):

	Fiscal Years Ended
	2004	2003	2002
Accounts receivable	$50.4	$19.9	$13.5
Inventories	45.3	30.5	9.7
Property and equipment	3.1	2.4	1.0
Goodwill	289.2	56.3	23.7
Other assets (including intangibles)	44.8	13.9	0.1

Assets acquired	432.8	123.0	48.0

Accounts payable and accrued liabilities	(45.1)	(33.2)	(8.1)
Long-term debt	(108.1)	(54.5)	(8.6)

Liabilities assumed	(153.2)	(87.7)	(16.7)

Cash purchase price	$279.6	$35.3	$31.3

Divestitures

On December 30, 2002, we sold our remaining 49.0% equity investment in Anasteel Supply Company, LLC. for $2.3 million. We received cash proceeds of $2.0 million with the remaining $0.3 million of consideration in the form of a note receivable due July 31, 2005. The note receivable bears interest at a fixed rate of 7.0%.

In fiscal year 2000, we invested $1.8 million in bestroute.com (“bestroute”), an e-commerce company founded in 1999 to provide hard-to-find inventory products to wholesale distributors and end-users via the internet. During fiscal year 2001, we were required to fund an additional $6.3 million to bestroute as certain operating thresholds were met. In September 2000, we acquired the remaining 51.0% interest of bestroute in a transaction where the other members of bestroute received 1,446,366 stock rights of our company. Under the terms of the agreement, the stock rights were exercisable by the holders on or after February 1, 2001 and granted the holders the right to convert their bestroute holdings into our common stock. The agreement also provided a call provision under which we had the ability to call the stock rights in exchange for shares of our common stock. The exercise of a portion of the stock rights issued was contingent upon bestroute meeting its operating plan and demonstrating continued viability as a business. In the fourth quarter of fiscal year 2001, bestroute was not able to meet its operating plan and incurred operating losses of $2.1 million. These losses were attributed to bestroute’s inability to gain market acceptance and generate revenues sufficient to cover its operating costs. As a result of these continued losses and viability concerns, we discontinued bestroute’s operations on March 2, 2001, and entered into an agreement with the holders of the stock rights to cancel 695,082 of the stock rights and redeem the remaining rights for $7.3 million of cash.

Note 3—Property and Equipment

Property and equipment at January 30, 2004 and January 31, 2003 consisted of the following (in millions):

	2004	2003
Land	$37.2	$34.6
Buildings and improvements	138.3	117.5
Transportation equipment	21.1	24.1
Furniture, fixtures and equipment	86.6	75.9
Construction in progress	1.3	19.9

	284.5	272.0
Less accumulated depreciation	(122.7)	(114.2)

	$161.8	$157.8

Note 4—Goodwill

Effective January 26, 2002, we adopted both FAS 141 and FAS 142. FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. FAS 141 also specifies the criteria, which must be met in order for certain acquired intangible assets to be recorded separately from goodwill. Under FAS 142, goodwill is no longer amortized, but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This new approach requires the use of valuation techniques and methodologies significantly different from the undiscounted cash flow policy that was previously followed.

Our nine operating segments are also the reporting units defined in FAS 142. The reporting units’ goodwill was tested for impairment during the first quarter of fiscal year 2004 based upon the expected present value of future cash flows approach. As a result of this valuation process, as well as the application of the remaining provisions of FAS 142, we concluded that there was no impairment of goodwill related to any of our reporting units.

A summary of the changes in the carrying amount of goodwill by reportable segment for the period ended January 30, 2004 is as follows (in millions):

	Water & Sewer	Plumbing/ HVAC	MRO	Utilities	Electrical	Industrial PVF	Other	Total
Balance at January 25, 2002	$86.6	$50.1	$1.7	$2.5	$9.0	$56.4	$57.5	$263.8
Goodwill acquired	—	—	—	56.3	—	—	—	56.3

Balance at January 31, 2003	86.6	50.1	1.7	58.8	9.0	56.4	57.5	320.1
Goodwill acquired	18.1	—	271.1	—	—	—	—	289.2
Finalization of purchase accounting	—	—	—	0.5	—	—	—	0.5

Balance at January 30, 2004	$104.7	$50.1	$272.8	$59.3	$9.0	$56.4	$57.5	$609.8

Prior to the adoption of FAS 142, we amortized goodwill over estimated useful lives ranging from 15 to 40 years. Had we accounted for goodwill consistent with the provisions of FAS 142 in prior periods, our net income, basic earnings per share and diluted earnings per share would have been affected as follows (in millions except per share data):

	Fiscal Years Ended
	2004	2003	2002
Net income, as reported	$57.7	$58.1	$44.1
Add: goodwill amortization, net of tax	—	—	5.4

Adjusted net income	$57.7	$58.1	$49.5

Basic earnings per share, as reported	$1.26	$1.25	$0.95
Add: goodwill amortization, net of tax	—	—	0.12

Adjusted basic earnings per share	$1.26	$1.25	$1.07

Diluted earnings per share, as reported	$1.23	$1.23	$0.94
Add: goodwill amortization, net of tax	—	—	0.12

Adjusted diluted earnings per share	$1.23	$1.23	$1.06

Note 5—Branch Closure and Consolidation Activities

In the normal course of business, we continually evaluate the operations and performance of our individual branches and identify branches for closure or consolidation. Prior to fiscal year 2002, we approved a plan to close and consolidate 43 branches, including bestroute as discussed in Note 2 above, because these branches did not strategically fit into our core businesses and/or they did not perform to our expectations. During fiscal year 2003, we announced the closure of an additional seven branches along with a distribution center in Georgia.

Effective January 1, 2003, we adopted FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities. FAS 146 was effective for exit or disposal activities initiated after December 31, 2002.

We closed seven underperforming Plumbing/HVAC branches and our Texas distribution center during January 2004. Approximately $2.2 million of selling, general and administrative expenses were recorded in connection with these closings.

In addition to our branch closure activities, we relocated our corporate offices during October 2003. As a result of this decision, we recorded approximately $2.0 million of selling, general and administrative expenses during fiscal year 2004 to establish an accrued liability for the fair value of the remaining lease payments due under the previous locations’ leases, net of estimated sublease income. The accrual is expected to be paid out substantially by April 2005.

The following is a summary of the expenses associated with our closure activities (in millions):

	Fiscal Years Ended
	2004	2003	2002
Cost of sales	$—	$0.4	$1.7

Lease expense	$4.0	$—	$1.6
Severance expense	—	0.1	0.5
Professional expense (contractual obligation)	—	—	0.7
Other	0.4	(0.3)	0.9

Selling, general and administrative expenses	$4.4	$(0.2)	$3.7

Non-operating expenses	$—	$—	$0.7

The cost of sales amounts represented inventory write-downs of products that will no longer be saleable following the closure of the branches. Severance expense included charges associated with payments owed to employees who have been or will be involuntarily terminated in connection with our branch closures. We have accrued the estimated lease obligations from the planned closure dates through the end of the contractual lease terms, net of any estimated sublease income. Other costs accrued for branches identified for closure were based on amounts due under agreements and/or based on estimates to terminate such agreements as well as certain executory expenses. Non-operating expenses primarily related to write-downs of assets for which we project the undiscounted cash flows to be less than the carrying amount of the related investment.

During the third quarter of fiscal year 2003, we reversed accruals totaling $0.5 million related to previous branch closures, mainly as a result of favorable settlements of lease obligations for less than originally anticipated.

The liability balance, included in other current liabilities, related to our closure activities as of January 30, 2004 and January 31, 2003 was as follows (in millions):

	Fiscal Years Ended
	2004	2003
Beginning balance	$1.2	$3.1
Provision (income)	4.4	(0.2)
Cash expenditures:
Lease	(1.4)	(1.1)
Severance	—	(0.1)
Other	(0.1)	(0.3)
Non-cash asset impairments	—	(0.2)

Ending balance	$4.1	$1.2

Note 6—Impairment of Long-Lived Assets

In the fourth quarter of fiscal year 2002, we recorded an impairment loss of $0.7 million related to goodwill of one entity in our Plumbing/HVAC segment.

Note 7—Total Debt

Total debt at January 30, 2004 and January 31, 2003 consists of the following (in millions):

	Fiscal Years Ended
	2004	2003
8.27% senior notes, due 2003	$—	$19.0
8.27% senior notes, due 2005	11.2	16.8
8.42% senior notes, due 2007	82.4	103.0
7.96% senior notes, due 2011	70.0	79.3
7.14% senior notes, due 2012	32.4	36.2
7.19% senior notes, due 2012	40.0	40.0
6.74% senior notes, due 2013	45.2	50.0
Unsecured bank notes under $290.0 revolving credit agreement, payable March 26, 2007, with an interest rate of 2.0% at January 30, 2004	100.0	72.4
Other notes payable with varying interest rates of 2.2% to 7.6% at January 30, 2004 with due dates from 2004 to 2010	32.1	25.2

Total debt	413.3	441.9
Less current portion	(44.6)	(63.8)

Total long-term debt	$368.7	$378.1

Unsecured Bank Notes and Line of Credit Agreements

On March 26, 2003, we replaced our existing $275.0 million revolving credit agreement, which was scheduled to mature on January 25, 2004, with a new $252.5 million revolving credit agreement (the “new credit agreement”), subject to borrowing limitations, which matures on March 26, 2007. On May 22, 2003, we amended the new credit agreement to increase maximum borrowing capacity from $252.5 million to $290.0 million effective June 9, 2003. The new credit agreement is unsecured and contains financial and other covenants, including limitations on dividends and maintenance of certain financial ratios. Interest is payable at market rates plus applicable margins and commitment fees ranging from 0.15% to 0.30% per annum are paid on the new credit agreement.

We have a commercial paper program backed by our new credit agreement. There were no commercial paper borrowings outstanding at January 30, 2004 or January 31, 2003.

In order to initially fund the acquisition of Century, we borrowed $250.0 million at 3.39% under an interim senior unsecured term loan agreement (the “term loan”). Effective December 19, 2003, the new credit agreement was amended to permit the new term loan borrowings and to make financial and other covenants essentially the same as those in the term loan agreement.

On January 28, 2004, we completed the sale of 13,800,000 shares of common stock in a public offering that generated net proceeds of $317.5 million. The proceeds we received were primarily used to fund the acquisition of Century. At January 30, 2004 there were no outstanding borrowings under the term loan agreement.

We had two short-term lines of credit with borrowing capacities of $10.0 million and $15.0 million, respectively, during fiscal year 2003. On July 25, 2002, both line of credit agreements were amended to extend the maturity dates to June 30, 2003 and the funds under the $15.0 million line were allocated to an operating lease agreement. On August 30, 2002, the operating lease agreement was amended to increase borrowing capacity from $15.0 million to $18.7 million. Under the terms of the operating lease agreement, we lease certain equipment, including vehicles, forklifts and trailers from various companies with funds provided by the $18.7 million line of credit. Monthly payments are made to the bank in accordance with the terms of each specific equipment lease. There was no remaining availability under the operating lease agreement at January 30, 2004. The $10.0 million line of credit was uncommitted and terminated when the new credit agreement was executed.

Other Notes Payable

On June 22, 2001, we entered into an agreement (“lease facility agreement”) with Atlantic Financial Group, Ltd. (“AFG”), certain financial parties as lenders, and SunTrust Bank as agent (“SunTrust”) in which AFG and SunTrust agreed to fund up to $40.0 million for the acquisition and development of real property projects, including up to $25.0 million for our new corporate headquarters building in Orlando, Florida (“Orlando property”). Concurrently, we entered into an agreement with AFG, certain financial parties as lenders, and SunTrust as agent for the construction of a new multi-branch complex in Miami, Florida (“Miami property”). Pursuant to this agreement, AFG and SunTrust agreed to fund up to $15.0 million for the construction of this facility.

Orlando Property

Under the terms of the loan agreement (“Orlando loan agreement”) between AFG and SunTrust for the Orlando property, AFG was required to fund the lease facility through a nominal equity investment, with the remainder funded through non-recourse borrowings from SunTrust. Concurrent with the execution of the Orlando loan agreement, we executed a master lease agreement (“Orlando lease agreement”) with AFG under which we would lease the Orlando property for a five-year term, including the construction period and a lease period. The Orlando lease agreement required interest only payments that began at the earlier of the completion of construction or eighteen months following the acquisition of the Orlando property. Payments were interest only at LIBOR rates plus applicable credit spreads.

On June 5, 2002, we terminated our Orlando loan agreement with AFG and SunTrust. Concurrently, we executed a new real estate term credit agreement (the “credit agreement”) with SunTrust, and the outstanding principal balance of $1.7 million under the Orlando loan agreement was paid off and rolled into the credit agreement. Under the terms of the credit agreement, SunTrust agreed to fund up to a maximum of $25.0 million for the acquisition and development of our new corporate headquarters building in Orlando, Florida. The credit agreement bears interest based on LIBOR plus applicable credit spreads and matures July 31, 2005. At January 30, 2004 and January 31, 2003, the total outstanding borrowings of $24.4 million and $10.1 million, respectively, under the credit agreement are recorded in long-term debt.

On March 16, 2004, we entered into sale-leaseback transaction in which we sold the Orlando property to a subsidiary of Wachovia Development Corporation and leased the property back for a period of 20 years. The lease expires on March 16, 2024, with five 5-year extensions exercisable at our option upon 12 months notice. We do not have an option to purchase the leased facility at the end of the minimum lease term and have not issued any residual value guarantee of the value of the leased facility. The lease is accounted for as an operating lease.

Miami Property

Under the terms of the loan agreement (“Miami loan agreement”) between AFG and SunTrust for the Miami property, AFG was required to fund the Miami property through an equity investment of approximately 20% with the remainder funded through non-recourse borrowings from SunTrust. Concurrent with the execution of the Miami loan agreement, we executed a master lease agreement (the “Miami lease agreement”) with AFG. Under the terms of the Miami lease agreement, we leased the Miami property with rent payments beginning September 2003. Rent payments for the first four years were to be interest only at a rate based on LIBOR plus applicable credit spreads.

As the lease was treated as a capital lease the outstanding borrowings and related assets were reflected in long-term debt and property and equipment. At January 31, 2003, the total outstanding borrowings of $6.7 million under the Miami loan agreement were recorded in long-term debt. There were no outstanding borrowings under the Miami lease agreement at January 30, 2004 because on January 30, 2004, a subsidiary of SunTrust Bank agreed to purchase the property from AFG and to lease the property to us under a new 20-year term lease expiring in 2024, with 5 year extensions exercisable at our option upon 12 months notice. The future minimum lease payments under the lease are approximately $22.7 million. We do not have an option to purchase the leased facility at the end of the minimum lease term and have not issued any residual value guarantee of the value of the leased facility. The gain on the sale of approximately $0.1 million will be amortized over the minimum term of the lease, which has been accounted for as an operating lease.

Other

Our debt agreements contain covenants that require that we, among other things, maintain certain financial ratios and minimum net worth levels. The covenants also restrict our activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $155.4 million was available at January 30, 2004 for payment of dividends. At January 30, 2004, we were in compliance with all financial and other covenants.

Maturities of debt for each of the five years subsequent to January 30, 2004 and in the aggregate were as follows (in millions):

Fiscal Years Ending
2005	$44.6
2006	68.8
2007	45.0
2008	151.1
2009	24.1
Thereafter	79.7

Total	$413.3

Note 8—Income Taxes

The consolidated provision for income taxes consisted of the following (in millions):

	Fiscal Years Ended
	2004	2003	2002
Currently payable:
Federal	$26.5	$23.3	$17.8
State	2.7	2.1	2.3

	29.2	25.4	20.1

Deferred:
Federal	6.9	13.2	11.0
State	0.7	1.5	(0.5)

	7.6	14.7	10.5

Income taxes	$36.8	$40.1	$30.6

The following is a reconciliation of tax computed at the statutory federal rate to the income tax expense in the consolidated statements of income (dollars in millions):

	Fiscal Years Ended
	2004		2003		2002
	Amount	%	Amount	%	Amount	%
Tax computed at statutory federal rate	$33.1	35.0%	$34.4	35.0%	$26.1	35.0%
Effect of:
State and local income tax, net of federal income tax benefit	2.2	2.3%	2.3	2.4%	1.5	2.0%
Nondeductible expenses	0.9	1.0%	1.3	1.3%	2.4	3.1%
Other, net	0.6	0.6%	2.1	2.2%	0.6	0.9%

Income taxes	$36.8	38.9%	$40.1	40.9%	$30.6	41.0%

The components of deferred tax assets and liabilities at January 30, 2004 and January 31, 2003 were as follows (in millions):

	Fiscal Years Ended
	2004	2003
Deferred tax assets:
Allowance for doubtful accounts	$3.1	$1.9
Inventories	7.4	6.2
Accrued vacation	0.3	2.5
Other accrued liabilities	7.2	4.5
State net operating losses	2.5	4.7
Deferred compensation	5.3	4.7

Gross deferred tax assets	25.8	24.5
Valuation allowance	(0.6)	(0.2)

Total deferred tax assets	25.2	24.3

Deferred tax liabilities:
Capitalized software development costs	2.9	2.7
Goodwill and intangible assets	33.2	16.6
Deferred revenue	11.6	9.7
Prepaid expenses and other current assets	11.3	9.4
Property and equipment	1.4	0.1
Other	0.8	0.1

Total deferred tax liabilities	61.2	38.6

Net deferred tax liabilities	$(36.0)	$(14.3)

At January 30, 2004, we had federal and state net operating loss carryforwards of $2.5 million, which expire between 2012 and 2024. A valuation allowance has been provided on certain of the state net operating losses at January 30, 2004 as full realization of these assets is not considered more likely than not.

Note 9—Employee Benefit Plans

Profit Sharing Plan

We have a 401(k) profit sharing plan, which provides benefits for substantially all of our employees who meet minimum age and length of service requirements. The maximum percentage of each eligible employee’s contribution to be matched by the Company was increased from 5% to 6% on February 1, 2001. Additional annual contributions may be made at the discretion of the Board of Directors. Amounts charged to expense for this plan totaled $4.6 million, $4.9 million and $5.0 million in fiscal years 2004, 2003 and 2002, respectively.

Bonus Plans

We have bonus plans, based on growth, profitability formulas, and return on assets, which provide incentive compensation for key officers and employees. Amounts charged to expense for bonuses to executive officers totaled $3.4 million, $2.8 million and $1.3 million in fiscal years 2004, 2003 and 2002, respectively.

Deferred Executive Compensation Plan

A non-qualified executive deferred compensation plan established on March 1, 2002 allows eligible employees to defer up to 90.0% of their cash compensation through the plan. We do not match employees’ contributions under the current plan.

Supplemental Executive Retirement Plan

We have a defined benefit retirement plan, which provides supplemental benefits for certain key executive officers, generally for periods up to 15 years, upon retirement, disability, or death. The obligations are not funded separately from our general assets. At January 30, 2004 and January 30, 2003, the liability under the plan, as determined in accordance with FAS 87, Employers’ Accounting for Pensions, was $5.7 million and $5.1 million, respectively. The liability in each year is recorded in other noncurrent liabilities. Amounts charged to expense under the plan totaled $0.9 million, $0.6 million and $0.5 million in fiscal years 2004, 2003 and 2002, respectively.

Note 10—Commitments and Contingencies

Lease Commitments

We occupy certain facilities and operate certain equipment and vehicles under leases that expire at various dates through the year 2024. In addition to minimum rentals, there are certain executory costs such as real estate taxes, insurance, and common area maintenance on most of our facility leases. Rent expense under these leases totaled $57.3 million, $51.5 million and $51.6 million in fiscal years 2004, 2003 and 2002, respectively. Future minimum annual rental payments under non-cancelable operating leases as of January 30, 2004 were as follows (in millions):

Fiscal Years Ending
2005	$52.7
2006	41.4
2007	29.8
2008	21.4
2009	10.8
Thereafter	25.3

Total	$181.4

Certain operating leases for vehicles and equipment expiring in fiscal year 2009 contain residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of our guarantee obligation at January 30, 2004 is approximately $3.0 million.

As indicated in Note 7 above, we entered into an agreement to lease our newly constructed multi-branch complex in Miami, Florida from AFG beginning in September 2003. As the lease was treated as a capital lease, the outstanding borrowings and related assets were reflected in our long-term debt and property and equipment. On January 30, 2004, a subsidiary of SunTrust Bank agreed to purchase the property from AFG and to lease the property to us under a new 20-year term lease expiring in 2024, with 5-year extensions exercisable at our option upon 12 months notice. The future minimum lease payments under the lease are approximately $22.7 million. We do not have an option to purchase the leased facility at the end of the minimum lease term and have not issued any residual value guarantee of the value of the leased facility. As such, the gain on the sale of approximately $0.1 million will be amortized over the minimum term of the lease, which has been accounted for as an operating lease.

Legal Matters

We are involved in various legal proceedings arising in the normal course of our business. In our opinion, none of the proceedings are material in relation to our consolidated operations, cash flows, or financial position.

Note 11—Stock Option Plans

Stock Plans

The 1997 Executive Stock Plan (the “1997 Stock Plan”) is our only currently active stock plan at January 30, 2004. The Directors’ Stock Option Plan established for non-employee Board of Directors members became inactive in May 2003. The 1997 Stock Plan authorizes the granting of both incentive and non-incentive stock options for an aggregate of 6,500,000 shares of common stock, to key employees. Options are granted at prices not less than the market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of our stock are at least 110% of market value at date of grant. Options may be granted from time to time until December 31, 2006 with respect to the 1997 Stock Plan. An option becomes exercisable at such times and in such installments as set forth by the compensation committee of the Board of Directors (the “compensation committee”). Under the 1997 Stock Plan, we can grant up to 3,250,000 shares of the authorized options as restricted stock to certain key employees. These shares are subject to certain transfer restrictions, and vesting may be dependent upon continued employment, the satisfaction of performance objectives, or both.

In May 2002, the shareholders approved an amendment to the 1997 Stock Plan allowing the compensation committee to make grants of performance-based restricted shares to senior executives. Performance-based shares are used as an incentive to increase shareholder returns with actual awards based on various criteria, including increases in the price of our common shares, earnings per share, shareholder value and net income. Compensation expense for the number of shares issued is recognized over the vesting period. On August 21, 2002, March 18, 2003, and September 15, 2003, target awards of 250,000 shares, 70,000 shares, and 30,000 shares, respectively, were made to senior executives. These shares are to be issued in five separate tranches if the price of our common shares achieves certain price levels. During fiscal year 2004, 176,000 shares were issued with a market value at the date of grant of $3.8 million. The market value of the restricted stock at the date of grant was recorded as unearned compensation, a component of shareholders’ equity, and is being charged to expense over the respective vesting periods. In fiscal year 2004 this expense totaled $0.2 million. In fiscal year 2003, none of the stock price achievement levels had been attained and accordingly, no restricted shares were issued to participants.

During fiscal year 2002, we granted certain senior executives 820,000 restricted shares in accordance with a stock performance award under the 1997 Stock Plan. The shares were awarded in five separate tranches as the price of our common shares achieved certain levels as determined by the compensation committee. At January 25, 2002, all such stock price achievement levels had been met. The shares vest five years from the award date, and are subject to certain other vesting and forfeiture provisions contained in the 1997 Stock Plan. The market value of the restricted shares was $10.7 million at the date of the grant and was recorded as unearned compensation, a component of shareholders’ equity. This amount is being charged to expense over the respective vesting period and totaled $2.2 million, $2.2 million and $0.7 million in fiscal years 2004, 2003 and 2002, respectively.

During fiscal year 2003 and fiscal year 2002, we granted certain employees 40,000 shares and 22,000 shares of restricted stock, with market values at the date of grant of $0.6 million and $0.3 million, respectively. There were no non-performance shares granted to employees during fiscal year 2004. In fiscal years 2004, 2003 and 2002, we cancelled 59,776 shares, 59,776 shares and 169,418 shares, respectively, of the restricted shares granted, with market values at the date of grant of $0.5 million, $0.5 million and $1.5 million, respectively, according to the provisions of the grant. The market value of the restricted stock at the date of grant was recorded as unearned compensation, a component of shareholders’ equity, and is being charged to expense over the respective vesting periods. In fiscal years 2004, 2003 and 2002, this expense totaled $0.7 million, $0.7 million and $0.8 million, respectively.

The 1997 Stock Plan also permits the granting of stock appreciation rights (“SARs”) to holders of options. Such rights permit the option holder to surrender an exercisable option, in whole or in part, on any date that the fair market value of our common stock exceeds the option price for the stock and receive payment in common stock or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 30, 2004.

Stock Options

Stock options and restricted stock activity and information about the 1997 Stock Plan and the Directors’ Stock Plan are follows:

Stock Options	Shares Subject To Option	Weighted- Average Option Price
Balance at January 26, 2001 (2,197,578 shares exercisable)	2,247,778	$10.61
Granted	335,000	10.35
Exercised	(510,850)	7.32
Cancelled	(161,200)	13.46

Balance at January 25, 2002 (1,391,328 shares exercisable)	1,910,728	11.20
Granted	1,344,400	16.96
Exercised	(464,774)	10.49
Cancelled	(60,800)	15.70

Balance at January 31, 2003 (1,088,554 shares exercisable)	2,729,554	14.06
Granted	1,322,300	17.34
Exercised	(398,696)	11.72
Cancelled	(80,800)	16.03

Balance at January 30, 2004 (1,409,458 shares exercisable)	3,572,358	$15.43

Restricted stock	Shares Outstanding	Shares Available for Issuance
Balance at January 26, 2001	685,042	1,037,958
Granted	842,000	(842,000)
Cancelled	(169,418)	169,418
Vested	(72,000)	—

Balance at January 25, 2002	1,285,624	365,376
Additional authorized	—	500,000
Shares transferred to stock option pool	—	(577,800)
Shares assigned but not issued	—	(250,000)
Granted	40,000	(40,000)
Cancelled	(59,776)	59,776
Vested	—	—

Balance at January 31, 2003	1,265,848	57,352
Additional authorized	—	1,000,000
Shares transferred to stock option pool	—	(237,500)
Issuance of assigned shares	—	76,000
Granted	176,000	(176,000)
Cancelled	(59,776)	59,776
Vested	(30,000)	—

Balance at January 30, 2004	1,352,072	779,628

Outstanding options at January 30, 2004 have expiration dates ranging from August 17, 2004 to January 5, 2014.

The following table summarizes information about stock options outstanding at January 30, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$6.42-$9.38	596,136	5.3	$8.43	561,136	$8.47
10.50-14.38	235,882	6.3	12.18	196,882	12.39
15.45-18.03	2,473,340	8.6	17.02	643,440	16.79
19.01-24.83	267,000	8.2	19.09	8,000	19.66

$6.42-$24.83	3,572,358	7.8	$15.42	1,409,458	$12.88

Stock-Based Compensation

We account for our stock option plans using the intrinsic value based method of accounting, under which no compensation expense has been recognized for stock option awards granted at fair market value. For purposes of pro forma disclosures under FAS 123, as amended by FAS 148, the estimated fair value of the stock options is amortized to compensation expense over the options’ vesting period. Pro forma information relating to the fair value of stock-based compensation is presented in Note 1 under Stock-Based Compensation.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants:

	Fiscal Years Ended
	2004	2003	2002
Risk-free interest rates	3.1%	4.6%	4.7%
Dividend yield	1.1%	1.1%	1.5%
Expected volatility	45.1%	40.3%	38.3%
Expected stock option lives	5	8	8

The weighted average estimated fair value of employee stock options granted during 2004, 2003 and 2002 was $6.81, $7.97 and $4.58 per share, respectively. The pro forma calculations above do not include the effects of options granted prior to fiscal year 1996.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions could materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

Note 12—Capital Stock

On January 28, 2004, we completed the sale of 13,800,000 shares of common stock in a public offering that generated net proceeds of $317.5 million. The proceeds were primarily used to fund the acquisition of Century and to repay indebtedness under our revolving credit agreement.

Treasury Stock

On March 15, 1999, our Board of Directors authorized the repurchase of up to 5,000,000 shares of our outstanding common stock to be used for general corporate purposes. Since March 15, 1999, we have repurchased 3,662,800 shares at an average price of $11.45 per share, of which 517,200 shares at an average price of $11.70 were purchased in fiscal year 2004, 514,000 shares at an average price of $13.89 per share were repurchased in fiscal year 2003 and 789,400 shares at an average price of $9.55 per share were repurchased in fiscal year 2002.

Preferred Stock

Our Board of Directors established Series A Junior Participating Preferred Stock (“Series A Stock”) consisting of 75,000 shares. Each share of Series A Stock will be entitled to 2,000 votes on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.00 per share or 2,000 times the aggregate per share amount of the dividend declared on common stock in the related quarter. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $1,000 per share plus any accrued and unpaid dividends or 2,000 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.

We have a shareholder rights plan. Under the plan, we distributed to shareholders a dividend of one-half of a right per share of our common stock. When exercisable, each one-half of a right will permit the holder to purchase one two-thousandth of a share (a “unit”) of Series A Stock at a purchase price of $100 per unit from the Company. The rights generally become exercisable if a person or group acquires 15% or more of our common stock or commences a tender offer that could result in such person or group owning 15% or more of our common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of our common stock, or of an acquiring company, having a value equal to two times the exercise price of the right. In general, the rights may be redeemed by the Company at $0.01 per right at any time prior to the latter of (a) ten days after 20% or more of our stock is acquired by a person or group and (b) the first date of a public announcement that a person or group has acquired 15% or more of our stock. The rights expire on June 2, 2008 unless terminated earlier in accordance with the shareholder rights plan.

Note 13—Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share includes the additional dilutive effect of our potential common shares, which includes certain employee and director stock options, unvested shares of restricted stock and stock rights issued in connection with the bestroute acquisition in fiscal year 2001. The following summarizes the incremental shares from these potentially dilutive common shares, calculated using the treasury method, as included in the calculation of diluted weighted-average shares:

	Fiscal Years Ended
	2004	2003	2002
Basic weighted-average number of shares	45,855,312	46,424,784	46,350,050
Incremental shares resulting from:
Stock options	375,574	306,022	192,124
Restricted stock	759,444	598,416	169,972
Stock rights issued in connection with bestroute acquisition	—	—	135,100

Diluted weighted-average number of shares	46,990,330	47,329,222	46,847,246

Excluded from the above computations of diluted weighted-average number of shares were unvested shares of restricted common stock of 20,000 shares and 164,000 shares at average prices of $15.68 and $15.64 per share for fiscal years 2003 and 2002, respectively, because their effect would have been anti-dilutive. No unvested shares of restricted common stock were considered to have an anti-dilutive effect for fiscal year 2004. Options to purchase 367,640 shares, 1,642,040 shares and 560,228 shares of common stock at average exercise prices of $18.75, $16.96 and $16.17 per share for fiscal years 2004, 2003 and 2002, respectively, were excluded from the above computations of diluted weighted-average number of shares because their effect would have been anti-dilutive.

Note 14—Supplemental Cash Flows

Additional supplemental information related to the consolidated statements of cash flows is as follows (in millions):

	Fiscal Years Ended
	2004	2003	2002
Income taxes paid	$13.1	$10.3	$36.6
Interest paid	31.3	29.9	35.8
Property acquired with debt	21.7	17.9	6.9
Debt paid with sale-leaseback proceeds	13.8	—	—
Note receivable from sale of investment in affiliated entity	—	0.3	—

During fiscal years 2004, 2003 and 2002, we awarded certain key employees 176,000 restricted shares, 40,000 restricted shares and 842,000 restricted shares of our common stock, respectively, in accordance with the 1997 Executive Stock Plan.

During fiscal year 2002, we retired 685,708 shares of our common stock previously held in treasury. Dividends declared but not paid totaled $3.1 million and $2.4 million at January 30, 2004 and January 31, 2003, respectively. See Note 2 for the net assets acquired and liabilities assumed for acquisitions recorded using the purchase method of accounting.

Note 15—Related Party Transactions

We lease several buildings and properties from certain related parties, including our chairman of the board, two other members of the Board of Directors, and an executive officer. The leases generally provide that all expenses related to the properties are to be paid by us. Rents paid under these leases totaled $2.5 million, $2.1 million and $2.1 million in fiscal years 2004, 2003 and 2002, respectively.

We made donations totaling $0.3 million, $0.9 million and $0.1 million to Hughes Supply Foundation, Inc. (“HSF”), a not-for-profit charitable organization, in fiscal years 2004, 2003 and 2002, respectively. The Board of Directors of HSF is comprised of certain executives of our company, including our Chairman of the Board, President and Chief Executive Officer, and Executive Vice President and Chief Financial Officer.

Note 16—Segment Information

During the third quarter of fiscal year 2004, we revised our reporting structure to provide additional disclosure by realigning our previously reported operating segments, Electrical/Plumbing, Industrial PVF, and Water & Sewer/Building Materials on a more disaggregated basis by product line into six operating segments and an Other category. The revised operating segments are: Water & Sewer, Plumbing/HVAC, MRO, Utilities, Electrical and Industrial PVF. The Other category includes our Building Materials, Fire Protection, and Mechanical Industrial product lines. The Industrial PVF segment remains unchanged.

The Corporate category includes corporate level expenses not allocated to our operating segments. Inter-segment sales are excluded from net sales presented for each segment. Operating income for each segment includes certain corporate expense allocations for employee benefits, corporate overhead expenses, data processing expenses, and property/casualty insurance. These allocations are based on consumption or at a standard rate determined by management.

In connection with the change of our reporting structure mentioned above, we changed our method of allocating corporate overhead expenses to the segments. All prior period segment results have been reclassified to reflect these changes.

The following is a description of our operating segments:

Water & Sewer

The Water & Sewer segment provides a complete line of water, sewer and storm-drain products to serve the needs of both contractors and municipalities in all aspects of the water and wastewater industries. Our waterline products transmit potable and non-potable water from the source to treatment plants, storage towers and pumping stations and ultimately to homes and businesses. Also included in this product category is our concrete business, which complements our Water & Sewer business by manufacturing prefabricated concrete vaults used for sewer and storm drain applications.

Plumbing/HVAC

The Plumbing/HVAC segment includes both our plumbing and HVAC products. Our plumbing products are sold primarily to contractors and homebuilders for bathroom and kitchen installation. Our HVAC business distributes air conditioning and heating equipment to contractors for the installation and repair of central air conditioners, furnaces and refrigeration systems.

MRO

The MRO segment serves the multi-family housing market through customers such as apartment property management companies. The products in the MRO segment include the items needed to maintain an apartment unit or complex in good working condition, such as plumbing, electrical, appliances/parts, hardware, door/window parts, HVAC equipment/parts and janitorial supplies.

Utilities

The Utilities segment distributes products that electric utilities need to bring power from the generating plants through the transmission and distribution lines directly to the meters. In addition, the Utilities segment offers supply chain management services, including warehouse integration and outsourcing, meter testing and repair and product assembly. These products and services allow us to provide the electric utility companies with the products they need in order to keep their systems operational.

Electrical

The electrical segment serves the commercial, residential and industrial markets with customers including electrical contractors, industrial companies, original equipment manufacturers (“OEMs”) and commercial businesses. The products and services in our Electrical product line include wire management products, electrical distribution equipment, wire and cable, automation equipment, tools and fasteners, light bulbs, light fixtures, motor controls, energy products, wiring devices, data/communications products and storeroom/job trailer management.

Industrial PVF

The Industrial PVF segment distributes specialty stainless and high nickel alloy industrial PVF products for industrial, mechanical and specialty uses. The segment primarily serves industrial customers such as petrochemical, food and beverage, pulp and paper, mining, marine and pharmaceutical customers, industrial and mechanical contractors, fabricators, wholesale distributors, exporters and OEMs.

Other

The “Other” category includes our Building Materials, Fire Protection, and Mechanical Industrial businesses. In addition, the Other category included revenues and expenses related to bestroute, an e-commerce company for which operations were discontinued during fiscal year 2002.

The Building Materials business distributes products including concrete and masonry supplies and accessories, lumber, bridge rail, overhang brackets, erosion control products, bearing pads, tilt-up bracing rental, lifting and bracing inserts, sealants, waterproofing and fireproofing materials, commercial washroom specialties, tools and accessories primarily to the commercial, industrial and public infrastructure markets, with customers such as general contractors and subcontractors.

The Fire Protection branches and fabrication facilities are located strategically within our large network of Water & Sewer branches, giving our customers, contractors and builders in the commercial, residential and industrial markets, access to the materials for both aboveground and underground applications. Products and services provided include sprinkler heads and devices, steel pipe and fittings, backflow prevention devices, valves, hydrants, air compressors and fabrication.

The Mechanical Industrial business offers a complete inventory of valves, actuators and accessories in addition to a variety of consulting services and serves the commercial and industrial markets, with customers including fabricators, OEMs, industrial subcontractors, mechanical contractors, exporters, purchasing agents, maintenance departments, engineering departments and planners.

The following table presents net sales and other financial information by segment for fiscal years 2004, 2003 and 2002, as reclassified for the changes discussed above (in millions):

	Water & Sewer	Plumbing/ HVAC	MRO	Utilities	Electrical	Industrial PVF	Other	Corporate	Total
Net sales
2004	$922.4	$842.1	$158.7	$363.8	$362.8	$283.2	$320.4	$—	$3,253.4
2003	877.2	826.9	118.9	248.3	375.5	313.9	305.6	—	3,066.3
2002	833.1	855.3	110.5	144.9	430.6	330.4	332.9	—	3,037.7
Depreciation and amortization
2004	$3.2	$3.3	$1.0	$1.5	$1.0	$0.7	$1.9	$8.6	$21.2
2003	3.1	3.7	0.4	0.9	1.3	0.8	2.4	7.9	20.5
2002	6.8	6.4	0.7	0.4	2.0	2.8	4.9	7.1	31.1
Provision for doubtful accounts
2004	$1.8	$0.8	$0.4	$(0.9)	$0.8	$0.6	$1.1	$—	$4.6
2003	3.6	2.5	0.1	—	1.3	0.4	1.2	—	9.1
2002	3.1	6.3	—	—	0.7	0.3	0.3	0.4	11.1
Operating income (loss)
2004	$45.1	$8.4	$10.1	$13.7	$8.2	$23.0	$14.2	$—	$122.7
2003	40.4	14.0	8.8	10.2	8.1	31.7	8.0	—	121.2
2002	38.9	(2.8)	5.8	7.2	12.8	29.1	10.3	—	101.3
Interest and other income (expense)
2004	$2.7	$2.2	$0.2	$—	$0.6	$(0.1)	$0.7	$0.1	$6.4
2003	2.8	2.0	0.3	0.1	0.8	(0.1)	1.4	—	7.3
2002	3.2	3.1	0.2	0.1	0.7	—	1.1	0.9	9.3
Interest expense
2004	$—	$—	$—	$—	$—	$—	$0.1	$34.5	$34.6
2003	—	—	—	—	—	—	0.1	30.2	30.3
2002	—	—	—	—	—	—	—	35.9	35.9
Income (loss) before income taxes
2004	$47.8	$10.7	$10.3	$13.7	$8.8	$22.9	$14.7	$(34.4)	$94.5
2003	43.2	16.0	9.1	10.2	8.9	31.6	9.4	(30.2)	98.2
2002	42.1	(0.7)	6.0	7.4	13.5	29.1	11.2	(33.9)	74.7
Capital expenditures
2004	$2.5	$1.2	$1.8	$0.1	$0.1	$0.3	$0.3	$9.6	$15.9
2003	2.3	0.8	0.1	0.3	0.1	0.5	0.7	10.5	15.3
2002	3.2	1.7	0.6	0.2	0.3	0.7	2.8	7.4	16.9

The following table presents the net sales of our three product lines comprising the Other category for fiscal years 2004, 2003 and 2002 (in millions):

	Net Sales
	Fiscal Years Ended
	January 30, 2004	January 31, 2003	January 25, 2002
Building Materials	$181.4	$167.8	$182.8
Fire Protection	103.6	102.0	113.3
Mechanical Industrial	35.4	35.8	36.8

Other Total	$320.4	$305.6	$332.9

The following table includes our investment in assets (accounts receivable less allowance for doubtful accounts, inventories and goodwill) and accounts payable for each segment at January 30, 2004 and January 31, 2003 (in millions):

	Fiscal Year 2004
	Accounts Receivable	Inventories	Goodwill	Segment Assets	Accounts Payable
Water & Sewer	$161.4	$92.8	$104.7	$358.9	$78.8
Plumbing/HVAC	106.8	114.4	50.1	271.3	79.1
MRO	48.7	52.6	272.8	374.1	16.4
Utilities	30.9	46.8	59.3	137.0	22.2
Electrical	51.6	28.4	9.0	89.0	28.1
Industrial PVF	40.5	103.3	56.4	200.2	27.8
Other	53.4	28.7	57.5	139.6	18.8
Corporate	—	—	—	—	37.1

	$493.3	$467.0	$609.8	1,570.1	$308.3

Cash and cash equivalents				8.3
Deferred income taxes				19.4
Other current assets				53.0
Property and equipment				161.8
Other assets				68.7

Total Assets				$1,881.3

	Fiscal Year 2003
	Accounts Receivable	Inventories	Goodwill	Segment Assets	Accounts Payable
Water & Sewer	$133.8	$81.5	$86.6	$301.9	$50.5
Plumbing/HVAC	100.9	116.9	50.1	267.9	57.0
MRO	13.1	16.8	1.7	31.6	3.6
Utilities	30.6	42.1	58.8	131.5	22.9
Electrical	57.4	37.5	9.0	103.9	28.1
Industrial PVF	41.2	117.3	56.4	214.9	19.1
Other	46.1	26.4	57.5	130.0	17.5
Corporate	—	—	—	—	31.3

	$423.1	$438.5	$320.1	$1,181.7	$230.0

Cash and cash equivalents				1.7
Deferred income taxes				19.7
Other current assets				47.1
Property and equipment				157.8
Other assets				26.9

Total Assets				$1,434.9

Note 17—Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited results of operations for each quarter in fiscal years 2004 and 2003 (in millions except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Fiscal 2004
Net sales	$782.8	$815.1	$859.5	$796.0	$3,253.4
Gross margin	175.4	184.5	193.5	180.3	733.7
Net income	11.8	18.7	17.8	9.4	57.7
Earnings per share:
Basic	$0.26	$0.41	$0.39	$0.20	$1.26
Diluted	0.26	0.40	0.38	0.20	1.23
Average shares outstanding:
Basic	45.7	45.7	45.8	46.3	45.9
Diluted	46.2	46.7	46.9	48.0	47.0
Dividends per share	$0.050	$0.050	$0.050	$0.050	$0.200

Fiscal 2003
Net sales	$790.0	$774.7	$804.0	$697.6	$3,066.3
Gross margin	181.1	180.6	188.4	159.6	709.7
Net income	12.4	18.5	19.8	7.4	58.1
Earnings per share:
Basic	$0.27	$0.40	$0.43	$0.16	$1.25
Diluted	0.26	0.39	0.42	0.16	1.23
Average shares outstanding:
Basic	46.3	46.6	46.5	46.3	46.4
Diluted	47.3	47.6	47.2	47.0	47.3
Dividends per share	$0.0425	$0.0425	$0.0425	$0.0500	$0.1775

Note 18. Subsequent Event

On August 24, 2004, our Board of Directors approved a two-for-one stock split in the form of a stock dividend that was paid on September 22, 2004 to stockholders of record as of the close of business on September 15, 2004. All share and per share data presented in our consolidated financial statements and these notes to our consolidated financial statements have been adjusted to reflect this stock split.

Report of Independent Registered Certified Public Accounting Firm

To the Shareholders and Board of Directors of Hughes Supply, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 30, 2004 and January 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, effective January 26, 2002, the Company changed its method of accounting for goodwill and certain intangible assets as a result of adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Orlando, Florida April 14, 2004, except as to Note 18 for which the date is September 22, 2004

Management’s Responsibility for Financial Statements

The consolidated financial statements and related information included herein were prepared in conformity with accounting principles generally accepted in the United States of America. Management is responsible for the integrity of the financial statements and for the related information. Management has included in the Company’s consolidated financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances. The responsibility of the Company’s independent accountants is to express an opinion on the fairness of the consolidated financial statements. Their opinion is based on an audit conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) as further described in their report.

The Audit Committee of the Board of Directors is composed of three non-management directors. The Committee meets periodically with financial management, internal auditors, and the independent accountants to review internal accounting control, auditing and financial reporting matters.

HUGHES SUPPLY, INC.

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(in millions, except per share data)

	Six Months Ended
	July 30, 2004	August 1, 2003
Net Sales	$2,135.9	$1,597.9
Cost of Sales	1,624.7	1,238.0

Gross Margin	511.2	359.9

Operating Expenses:
Selling, general and administrative	377.4	287.3
Depreciation and amortization	12.7	10.1

Total operating expenses	390.1	297.4

Operating Income	121.1	62.5

Non-Operating Income (Expenses):
Interest and other income	3.3	3.4
Interest expense	(13.8)	(15.1)

	(10.5)	(11.7)

Income Before Income Taxes	110.6	50.8
Income Taxes	41.4	20.3

Net Income	$69.2	$30.5

Earnings Per Share:
Basic	$1.15	$0.67

Diluted	$1.12	$0.66

Weighted-Average Shares Outstanding:
Basic	60.0	45.7

Diluted	61.9	46.5

Dividends Declared Per Share	$0.13	$0.10

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)

	July 30, 2004 (unaudited)	January 30, 2004

Assets
Current Assets:
Cash and cash equivalents	$18.2	$8.3
Accounts receivable, less allowance for doubtful accounts of $9.4 and $6.5	662.5	493.3
Inventories	570.6	467.0
Deferred income taxes	24.8	19.4
Other current assets	61.4	53.0

Total current assets	1,337.5	1,041.0

Property and Equipment, Net	112.4	161.8
Goodwill	651.0	609.8
Other Assets	103.0	68.7

Total assets	$2,203.9	$1,881.3

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$45.2	$44.6
Accounts payable	426.3	308.3
Accrued compensation and benefits	38.4	39.3
Other current liabilities	78.4	45.2

Total current liabilities	588.3	437.4

Long-Term Debt	449.6	368.7
Deferred Income Taxes	65.6	55.4
Other Noncurrent Liabilities	18.2	7.8

Total liabilities	1,121.7	869.3

Shareholders’ Equity:
Preferred stock, no par value; 10,000,000 shares authorized; none issued	—	—
Common stock, par value $1 per share; 100,000,000 shares authorized; 61,638,078 and 61,591,154 shares issued	61.6	61.6
Capital in excess of par value	504.9	502.5
Retained earnings	527.5	465.1
Treasury stock, zero and 433,904 shares, at cost	—	(5.5)
Unearned compensation related to outstanding restricted stock	(11.8)	(11.7)

Total shareholders’ equity	1,082.2	1,012.0

Total liabilities and shareholders’ equity	$2,203.9	$1,881.3

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in millions)

	Six Months Ended
	July 30, 2004	August 1, 2003
Cash Flows from Operating Activities:
Net income	$69.2	$30.5
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	12.7	10.1
Provision for doubtful accounts	5.5	3.0
Amortization of restricted stock	2.2	1.3
Deferred income taxes	5.9	14.3
Other	2.3	0.4
Changes in assets and liabilities:
Accounts receivable	(124.9)	(48.9)
Inventories	(70.3)	1.6
Other current assets	(3.6)	(5.5)
Other assets	(3.6)	(1.7)
Accounts payable	91.2	44.2
Accrued compensation and benefits	(6.3)	(10.2)
Other current liabilities	21.4	2.6
Other noncurrent liabilities	(2.8)	0.6

Net cash (used in) provided by operating activities	(1.1)	42.3

Cash Flows from Investing Activities:
Capital expenditures	(11.3)	(8.0)
Proceeds from sale of property and equipment	38.5	0.4
Business acquisitions, net of cash	(98.2)	—
Net investment in corporate owned life insurance	(11.4)	—

Net cash used in investing activities	(82.4)	(7.6)

Cash Flows from Financing Activities:
Net borrowings (payments) under short-term debt arrangements	113.4	(17.5)
Principal payments on other debt	(10.6)	(9.3)
Change in book overdrafts	(6.0)	5.3
Dividends paid	(7.0)	(4.7)
Purchase of treasury shares	—	(6.0)
Other	3.6	(0.4)

Net cash provided by (used in) financing activities	93.4	(32.6)

Net Increase in Cash and Cash Equivalents	9.9	2.1
Cash and Cash Equivalents, Beginning of Period	8.3	1.7

Cash and Cash Equivalents, End of Period	$18.2	$3.8

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1. Basis of Presentation

In our opinion, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly our results of operations for the six months ended July 30, 2004 and August 1, 2003, our financial position as of July 30, 2004, and cash flows for the six months ended July 30, 2004 and August 1, 2003. The results of operations for the six months ended July 30, 2004 are not necessarily indicative of the trends or results that may be expected for the full year. Certain information and disclosures normally included in the notes to the annual consolidated financial statements have been omitted from these interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included herein.

Business

Founded in 1928, we are one of the largest diversified wholesale distributors of construction, repair and maintenance-related products in the United States. We distribute over 350,000 products to more than 100,000 customers through 493 branches located in 38 states. Our principal customers include electrical, plumbing, water and sewer, and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies. Although we have a national presence, we operate principally in the southeastern and southwestern United States.

Fiscal Year

Our fiscal year was previously a 52 or 53-week period ending on the last Friday in January. Beginning in fiscal year 2005 and thereafter, our fiscal year will be a 52-week period ending on January 31. The change in our fiscal year ending date was made to simplify reporting and to allow for better comparability between reporting periods. Fiscal year 2004 was a 52-week period. The six months ended July 30, 2004 and August 1, 2003 each contained 26 weeks, respectively.

Recent Accounting Pronouncements

On March 31, 2004, the Financial Accounting Standards Board (“FASB”) issued an exposure draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95. The proposed change in accounting would replace existing requirements under Statement of Financial Accounting Standards (“FAS”) 123, Accounting for Stock-Based Compensation, and Accounting Principles Board (“APB”) Opinion 25, Accounting for Stock Issued to Employees. The exposure draft covers a wide range of equity-based compensation arrangements. Under the FASB’s proposal, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. The comment period for the exposure draft ended on June 30, 2004, and final rules are expected to be issued in late 2004. The standard, if issued in its current form, would be applicable for fiscal years beginning after December 15, 2004. We are currently evaluating the impact of the proposed change in accounting, but will not know the ultimate impact until the final rules are issued.

Note 2. Business Combinations

On May 28, 2004, we acquired Todd Pipe & Supply (“Todd Pipe”), one of the largest independent wholesale plumbing suppliers in Southern California and Las Vegas, Nevada. The acquisition of Todd Pipe allows us to expand our geographic footprint into high-growth markets and to invest in businesses with returns historically higher than the returns generated by our own plumbing business.

The purchase price consisted of $74.5 million of net cash paid for Todd Pipe’s net assets, including the assumption of accounts payable, accrued and other liabilities, which collectively totaled $42.3 million, subject to finalization of working capital adjustments in accordance with the purchase agreement. The results of Todd Pipe’s operations have been included in our consolidated statements of income since May 28, 2004. The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective preliminary fair values in accordance with FAS 141, Business Combinations (“FAS 141”). Goodwill, none of which is deductible for tax purposes, and other intangible assets recorded in connection with the transaction totaled $35.1 million and $11.3 million, respectively. The goodwill and intangible assets were assigned entirely to our Plumbing/Heating, Ventilating and Air Conditioning (“HVAC”) segment. The intangible assets are subject to amortization and consist primarily of corporate customer relationships, employment agreements and non-compete agreements that are amortized on a straight-line basis over a weighted-average useful life of 9.1 years. The purchase price allocation for this acquisition has not been finalized because the post closing settlement has not been completed and our initial determination of fair value assigned to intangible assets other than goodwill is ongoing. The purchase price allocation is therefore subject to change based upon continuing review. Pro forma results of operations reflecting this acquisition have not been presented because the results of operations of Todd Pipe are not material to our consolidated results of operations.

On May 3, 2004, we acquired Standard Wholesale Supply Company (“Standard”), a distributor of waterworks, electrical and plumbing products primarily serving residential and infrastructure water and sewer contractors and customers in Las Vegas, Nevada. The acquisition of Standard allows us to accelerate our expansion into the high-growth market of Las Vegas, Nevada, and also allows us to invest in a business that is well-aligned with our culture of providing the highest level of service possible to the customer, along with quality products.

The purchase price consisted of $23.7 million of net cash paid for Standard’s net assets, including the assumption of accounts payable, accrued and other liabilities, which collectively totaled $10.9 million, subject to finalization of working capital adjustments in accordance with the purchase agreement. The results of Standard’s operations have been included in our consolidated statements of income since May 3, 2004. The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective preliminary fair values in accordance with FAS 141. Goodwill and other intangible assets recorded in connection with the transaction totaled $5.8 million and $5.7 million, respectively, with approximately $4.1 million of the recorded goodwill deductible for tax purposes. The goodwill and intangible assets were assigned entirely to our Water & Sewer segment. The intangible assets are subject to amortization and consist primarily of shareholder relationships, corporate customer relationships, non-compete agreements, and consulting and employment agreements that are amortized on a straight-line basis over a weighted-average useful life of 10 years. The purchase price allocation for this acquisition has not been finalized because the post closing settlement has not been completed and our initial determination of fair value assigned to intangible assets other than goodwill is ongoing. The purchase price allocation is therefore subject to change based upon continuing review. Pro forma results of operations reflecting this acquisition have not been presented because the results of operations of Standard are not material to our consolidated results of operations.

As more fully disclosed in Note 2 to the consolidated financial statements in our fiscal year 2004 Annual Report included herein, on December 19, 2003, we acquired Century Maintenance Supply, Inc. (“Century”), a leading supplier of maintenance, repair and operations products serving the multi-family apartment market throughout the United States. The results of Century’s operations have been included in our consolidated statements of income since December 19, 2003. Unaudited operating results of operations for the six months ended July 30, 2004 compared to the pro forma operating results of operations for the six months ended August 1, 2003, assuming the acquisition of Century had been completed as of the beginning of fiscal year 2004, are as follows (in millions, except per share data):

	Six Months Ended
	July 30, 2004	August 1, 2003
		(Pro forma)
Net sales	$2,135.9	$1,757.8
Operating income	121.1	79.5
Net income	69.2	35.4
Earnings per share:
Basic	$1.15	$0.77
Diluted	$1.12	$0.76

The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the period presented or the results which may occur in the future.

Note 3. Goodwill and Intangible Assets

A summary of the changes in the carrying amount of goodwill by reportable segment for the six months ended July 30, 2004 was as follows (in millions):

	Goodwill as of January 30, 2004	Goodwill Acquired	Adjustment to Purchase Accounting	Goodwill as of July 30, 2004
Water & Sewer	$104.7	$5.8	$—	$110.5
Plumbing/ HVAC	50.1	35.1	—	85.2
MRO	272.8	—	0.3	273.1
Utilities	59.3	—	—	59.3
Electrical	9.0	—	—	9.0
Industrial PVF	56.4	—	—	56.4
Other	57.5	—	—	57.5

Total	$609.8	$40.9	$0.3	$651.0

As of July 30, 2004 and January 30, 2004, our intangible assets were classified as follows (in millions):

	July 30, 2004		January 30, 2004
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Amortized intangible assets:
Acquired customer contracts	$37.1	$(3.0)	$37.1	$(1.4)
Corporate customer relationships	11.1	(0.4)	—	—
Non-compete/employment agreements	4.8	(0.6)	3.1	(0.3)
Shareholder relationships	4.2	(0.2)	—	—

Total	57.2	(4.2)	40.2	(1.7)
Unamortized intangible assets:
Private label tradenames	5.9	—	5.9	—

Total	$63.1	$(4.2)	$46.1	$(1.7)

Amortization expense for amortized intangible assets for the six months ended July 30, 2004 and August 1, 2003 totaled $2.5 million and $0.3 million, respectively. Amortization expense for the amortized intangible assets is expected to be approximately $6.0 million, $5.7 million, $5.1 million, $4.9 million and $4.5 million for the fiscal years ending January 31, 2005, 2006, 2007, 2008 and 2009, respectively.

Note 4. Stock-Based Compensation

We account for our stock option plans using the intrinsic value based method of accounting, under which no compensation expense has been recognized for stock option awards granted at fair market value. For purposes of pro forma disclosures under FAS 123, Accounting for Stock-Based Compensation, as amended by FAS 148, Accounting for Stock-Based Compensation- Transition and Disclosure, the estimated fair value of the stock options is amortized to compensation expense over the options’ vesting period. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period (in millions, except per share data):

	Six Months Ended
	July 30, 2004	August 1, 2003
Net income as reported	$69.2	$30.5
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(2.0)	(1.6)

Pro forma net income	$67.2	$28.9

Earnings per share:
Basic—as reported	$1.15	$0.67

Basic—pro forma	$1.12	$0.64

Diluted—as reported	$1.12	$0.66

Diluted—pro forma	$1.08	$0.62

The estimated fair values of stock options granted during the six months ended July 30, 2004 and August 1, 2003, respectively, were derived using the Black-Scholes option-pricing model. The following table includes the assumptions used in estimating fair values and the resulting weighted average fair value of the stock options granted in the periods presented:

	Stock Options Granted During the Six Months Ended
Assumption	July 30, 2004	August 1, 2003
Risk-free interest rate	3.0%	3.7%
Average expected life of stock options (in years)	5	8
Expected volatility of common stock	43.2%	41.7%
Expected annual dividend yield on common stock	1.0%	1.4%
Weighted average fair value of stock options granted	$9.65	$6.02

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions could materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

Note 5. Branch Closures and Consolidation Activities

As more fully disclosed in Note 5 to the consolidated financial statements in our fiscal year 2004 Annual Report included herein, we approved plans to relocate our corporate offices and to close and consolidate certain branches that did not strategically fit into our core businesses and/or did not perform to our expectations. The liability balance, included in other current liabilities, related to these activities as of July 30, 2004 and January 30, 2004 was as follows (in millions):

	July 30, 2004	January 30, 2004
Beginning balance	$4.1	$1.2
Provision	—	4.4
Lease payments	(1.6)	(1.4)
Other	(0.1)	(0.1)

Ending balance	$2.4	$4.1

Note 6. Long-Term Debt

Long-term debt as of July 30, 2004 and January 30, 2004 consisted of the following (in millions):

	July 30, 2004	January 30, 2004
8.27% senior notes, due 2005	$11.2	$11.2
8.42% senior notes, due 2007	82.4	82.4
7.96% senior notes, due 2011	65.3	70.0
7.14% senior notes, due 2012	30.5	32.4
7.19% senior notes, due 2012	40.0	40.0
6.74% senior notes, due 2013	42.9	45.2
Unsecured bank notes under revolving credit agreement, payable June 14, 2009, with an interest rate of 2.2% at July 30, 2004	184.4	100.0
Commercial paper with an interest rate of 1.7% at July 30, 2004	29.0	—

Other notes payable with varying interest rates of 2.1% to 7.6% at July 30, 2004, with due dates from 2004 to 2010	9.1	32.1

Total debt	494.8	413.3
Less current portion	(45.2)	(44.6)

Total long-term debt	$449.6	$368.7

On June 14, 2004, we replaced our existing $290.0 million revolving credit agreement, which was scheduled to mature on March 26, 2007, with a new $500.0 million revolving credit agreement (the “new credit agreement”), subject to borrowing limitations, which matures on June 14, 2009. As a result of this transaction, we recognized a pretax charge of $0.8 million in the second quarter of 2005 classified as interest expense for the write-off of unamortized loan origination costs relating to our previous credit agreement. The new credit agreement is unsecured and contains financial and other covenants, including limitations on dividends and treasury stock purchases and maintenance of certain financial ratios. The new credit agreement also includes an accordion feature that allows it to be expanded, in certain circumstances, by up to $150 million. Interest on amounts outstanding under the new credit agreement is payable at market rates plus applicable margins. Commitment fees of 0.20% are currently paid on the new credit agreement.

On March 16, 2004, we entered into a sale-leaseback transaction in which we sold our corporate headquarters building in Orlando, Florida, excluding certain furniture and fixtures and other office equipment relating to the property, to a subsidiary of Wachovia Development Corporation (“WDC”) for $23.0 million and leased the property back for a period of 20 years. The proceeds from the sale approximated the net book value of the property sold and were paid by WDC to SunTrust Bank (“SunTrust”) for application against amounts outstanding under a separate real estate term credit agreement (the “credit agreement”) we had previously executed on June 5, 2002 with SunTrust. We repaid the remaining amounts outstanding under the credit agreement with SunTrust in the first quarter of fiscal year 2005. The total amount of debt extinguished in the first quarter of fiscal year 2005 under the credit agreement with SunTrust totaled approximately $24.4 million. See Note 9 for further information regarding our lease with WDC.

As of July 30, 2004, we were in compliance with all financial and non-financial covenants.

Note 7. Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share includes the additional dilutive effect of our potential common shares, which include certain employee and director stock options and unvested shares of restricted stock. The following summarizes the incremental shares from these potentially dilutive common shares, calculated using the treasury method, as included in the calculation of diluted weighted-average shares (in millions):

	Six Months Ended
	July 30, 2004	August 1, 2003
Basic weighted-average shares outstanding	60.0	45.7
Incremental shares resulting from:
Stock options	0.9	0.2
Restricted stock	1.0	0.6

Diluted weighted-average shares outstanding	61.9	46.5

All stock options and restricted stock outstanding as of July 30, 2004 were dilutive and, therefore, included in the computation of diluted weighted-average shares outstanding for the six months ended July 30, 2004. Excluded from the above computations of diluted weighted-average shares outstanding for the six months ended August 1, 2003 were 1.6 million options at an average price of $16.96 per share because their effect would have been anti-dilutive. There was no restricted stock that was considered to have an anti-dilutive effect during the six months ended August 1, 2003.

Note 8. Capital Stock

On March 15, 1999, our Board of Directors authorized us to repurchase up to 5.0 million shares of our outstanding common stock to be used for general corporate purposes. Since March 15, 1999, we have repurchased a total of 3.7 million shares at an average price of $11.45 per share. Shares repurchased during the first six months of fiscal year 2004 totaled $6.0 million. There were no shares repurchased during the first six months of fiscal year 2005.

Treasury stock of 0.4 million and 0.1 million shares were issued under stock plans during the first six months of fiscal years 2005 and 2004, respectively.

Note 9. Commitments and Contingencies

Lease Commitments

On April 30, 2004, we completed a sale-leaseback transaction for a portfolio of properties associated with 18 different branches. The properties were sold at a price of $32.7 million and leased back pursuant to 15-year minimum term operating leases. A loss of approximately $1.3 million resulting from the sale was recognized during the first quarter of fiscal year 2005 for the branches that were sold at a price less than their net book value. A gain of approximately $9.1 million resulting from the sale was deferred and will be amortized over the minimum term of the leases for branches that were sold at a price greater than their net book value. We do not have an option to purchase the leased facilities at the end of the minimum lease terms and have not issued any residual guarantees of the value of the leased facilities. The leases are accounted for as operating leases with future minimum annual lease payments totaling $1.9 million occurring during fiscal year 2005, $2.6 million per year occurring during fiscal years 2006 through 2008, $2.7 million occurring during fiscal year 2009 and $28.8 million occurring thereafter.

As discussed in Note 6, on March 16, 2004, we entered into a sale-leaseback transaction in which we sold our corporate headquarters building in Orlando, Florida to a subsidiary of WDC for $23.0 million and leased the property back for a period of 20 years. The lease expires on March 16, 2024, with five 5-year extensions exercisable at fair market value and at our option upon 12 months notice. We do not have an option to purchase the leased facility at the end of the minimum lease term and have not issued any residual value guarantee on the value of the leased facility. The lease is accounted for as an operating lease with future minimum annual lease payments totaling $1.2 million occurring during fiscal year 2005, $1.4 million per year occurring during fiscal years 2006 through 2009 and $25.6 million occurring thereafter.

Legal Matters

We are involved in various legal proceedings arising in the normal course of our business. In our opinion, none of the proceedings that have not been disclosed or recognized in our consolidated financial statements are material in relation to our consolidated operations, cash flows or financial position.

Note 10. Supplemental Cash Flows Information

Additional supplemental information related to the accompanying consolidated statements of cash flows is as follows (in millions):

	Six Months Ended
	July 30, 2004	August 1, 2003
Income taxes paid, net	$28.1	$5.3
Interest paid	12.9	14.9
Debt relieved with sale-leaseback proceeds (Note 6)	23.0	—
Assets acquired with debt	1.7	15.1

During the first six months of fiscal years 2005 and 2004, we awarded an aggregate of 68,000 and 42,000 restricted shares, respectively, of our common stock to certain key employees in accordance with our 1997 Executive Stock Plan. The majority of the shares vest five years from the award date. The market value of the restricted shares awarded during the first six months of fiscal year 2005 totaled $2.0 million at the date of the grant and was recorded as unearned compensation, a component of shareholders’ equity. This amount is being charged ratably to expense over the vesting period.

The income tax benefit of stock options exercised during the first six months of fiscal years 2005 and 2004 totaled $1.8 million and $0.1 million, respectively.

On July 21, 2004, our Board of Directors declared a quarterly cash dividend of $0.065 per share that was payable on August 23, 2004 to shareholders of record on August 9, 2004. Dividends declared but not paid totaled $4.0 million and $2.3 million at July 30, 2004 and August 1, 2003, respectively.

On June 30, 2004, we made an $11.4 million investment in our corporate owned life insurance (“COLI”) policies to partially fund enhancements made in the first quarter of 2005 to our supplemental executive retirement plan (“SERP”), which provides supplemental benefits for certain key executive officers. While the SERP obligation is not funded by our general assets and thus the value of our COLI policies is not restricted to funding the SERP obligation, the interest income generated by our COLI policies will help offset the additional net periodic benefit costs associated with our SERP, as amended in the first quarter of 2005. The net periodic benefit cost associated with our SERP is included in selling, general and administrative expenses, while interest income associated with our COLI policies is recognized within interest and other income in our consolidated statements of income.

The net assets acquired and liabilities assumed for acquisitions recorded using the purchase method of accounting during the first six months of fiscal 2005 are summarized below (in millions). There was no stock consideration issued in connection with these acquisitions.

July 30, 2004
Accounts receivable	$49.8
Inventories	33.3
Property and equipment	5.1
Goodwill	40.9
Intangible assets	17.0
Deferred income taxes	1.2
Other assets	4.1

Assets acquired	151.4
Accounts payable and accrued liabilities	(38.1)
Other liabilities	(15.1)

Liabilities assumed	(53.2)

Cash purchase price	$98.2

There were no acquisitions made during the first six months of fiscal year 2004.

Note 11. Segment Information

We are organized on a product line basis and report the results of our operations associated with our product lines in six operating segments and an Other category. The six operating segments are Water & Sewer; Plumbing/HVAC; Maintenance, Repair and Operations (“MRO”); Utilities; Electrical; and Industrial Pipe, Valves, and Fittings (“PVF”). We include our Building Materials, Fire Protection and Mechanical Industrial product lines in the Other category.

The Corporate category includes corporate level expenses not allocated to our operating segments. Inter-segment sales are excluded from net sales presented for each segment. Operating income for each segment includes certain corporate expense allocations for employee benefits, corporate overhead expenses, data processing expenses and property/casualty insurance. These allocations are based on consumption or at a standard rate determined by management.

The following table presents net sales and other financial information by segment for the six months ended July 30, 2004 and August 1, 2003, respectively (in millions):

	Net Sales		Operating Income		Depreciation and Amortization
	Six Months Ended		Six Months Ended		Six Months Ended
	July 30, 2004	August 1, 2003	July 30, 2004	August 1, 2003	July 30, 2004	August 1, 2003
Water & Sewer	$594.9	$451.5	$29.3	$22.3	$1.7	$1.4
Plumbing/HVAC	501.0	424.7	13.6	7.2	2.1	1.6
MRO	233.2	66.8	19.6	4.2	2.3	0.2
Utilities	208.8	180.4	7.5	7.5	0.6	0.8
Electrical	210.3	180.4	6.3	3.5	0.4	0.5
Industrial PVF	168.3	140.5	23.9	11.9	0.4	0.4
Other	219.4	153.6	20.9	5.9	0.6	1.0
Corporate	—	—	—	—	4.6	4.2

Total	$2,135.9	$1,597.9	$121.1	$62.5	$12.7	$10.1

The following tables include our investment in assets (accounts receivable less allowance for doubtful accounts, inventories and goodwill) and accounts payable for each segment as of July 30, 2004 and January 30, 2004 (in millions):

	As of July 30, 2004
	Accounts Receivable	Inventories	Goodwill	Segment Assets	Accounts Payable
Water & Sewer	$228.9	$122.6	$110.5	$462.0	$108.4
Plumbing/HVAC	156.8	148.1	85.2	390.1	111.7
MRO	62.4	54.1	273.1	389.6	29.8
Utilities	37.6	55.2	59.3	152.1	47.1
Electrical	67.6	29.6	9.0	106.2	36.2
Industrial PVF	38.1	119.6	56.4	214.1	26.6
Other	71.1	41.4	57.5	170.0	30.9
Corporate	—	—	—	—	35.6

Total	$662.5	$570.6	$651.0	1,884.1	$426.3

Cash and cash equivalents				18.2
Deferred income taxes				24.8
Other current assets				61.4
Property and equipment, net				112.4
Other assets				103.0

Total Assets				$2,203.9

	As of January 30, 2004
	Accounts Receivable	Inventories	Goodwill	Segment Assets	Accounts Payable
Water & Sewer	$161.4	$92.8	$104.7	$358.9	$78.8
Plumbing/HVAC	106.8	114.4	50.1	271.3	79.1
MRO	48.7	52.6	272.8	374.1	16.4
Utilities	30.9	46.8	59.3	137.0	22.2
Electrical	51.6	28.4	9.0	89.0	28.1
Industrial PVF	40.5	103.3	56.4	200.2	27.8
Other	53.4	28.7	57.5	139.6	18.8
Corporate	—	—	—	—	37.1

Total	$493.3	$467.0	$609.8	1,570.1	$308.3

Cash and cash equivalents				8.3
Deferred income taxes				19.4
Other current assets				53.0
Property and equipment, net				161.8
Other assets				68.7

Total Assets				$1,881.3

Note 12. Related Party Transaction

During the first six months of fiscal year 2005, we approved donations totaling $0.5 million to the Hughes Supply Foundation, Inc. (“HSF”), a not-for-profit charitable organization designed to help provide financial assistance for families in need in areas where we operate. The Board of Directors of HSF is comprised of certain of our executives, including the Chairman of the Board, the President and Chief Executive Officer, and the Executive Vice President and Chief Financial Officer.

Note 13. Subsequent Event

On August 24, 2004, our Board of Directors approved a two-for-one stock split in the form of a stock dividend that was paid on September 22, 2004 to stockholders of record as of the close of business on September 15, 2004. All share and per share data presented in our consolidated financial statements and the notes to our consolidated financial statements have been adjusted to reflect this stock split.

PROSPECTUS

$700,000,000

Debt Securities, Common Stock, Warrants, Stock Purchase Contracts and Units

Offered by

Hughes Supply, Inc.

300,000 Shares of Common Stock of Hughes Supply, Inc.

Offered by the Selling Shareholder

We may offer and sell debt securities, shares of common stock, warrants, stock purchase contracts and units comprised of any or all of these securities. These securities may be offered and sold from time to time for an aggregate offering price of up to $700,000,000.

Up to 300,000 shares of our common stock (after giving effect to the two-for-one stock split payable on September 22, 2004) may be sold from time to time in one or more offerings by the selling shareholder. We will not receive any proceeds from sales of shares of our common stock by the selling shareholder.

When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Our common stock is traded on the New York Stock Exchange under the symbol “HUG.”

INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 24, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a shelf registration process. Under this process, we may from time to time sell any combination of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. The selling shareholder identified in this prospectus may offer and sell shares of our common stock under this prospectus. See “Selling Shareholder”.

Each time we or the selling shareholder sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. Before making an investment decision, you should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading “Where You Can Find Additional Information.”

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date mentioned on the cover page of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

HUGHES SUPPLY, INC.

Founded in 1928, we are one of the nation’s largest diversified wholesale distributors of construction, repair and maintenance-related products. We distribute over 350,000 products to more than 100,000 customers through approximately 500 branches located in 38 states. Our principal customers include electrical, plumbing and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies. Although we have a national presence, we operate principally in the southeastern and southwestern United States.

We are organized on a product line basis and report the results of our operations associated with our product lines in six operating segments and an Other category. The six operating segments are: Water & Sewer; Plumbing/Heating, Ventilating and Air Conditioning (HVAC); Utilities; Electrical; Maintenance, Repair and Operations (MRO); and Industrial Pipe, Valves and Fittings (PVF). We include our Building Materials, Fire Protection and Mechanical Industrial product lines in the Other category.

Our headquarters are located at One Hughes Way, Orlando, Florida, 32805. Our telephone number is (407) 841-4755, our facsimile number is (407) 649-1670, and our website is www.hughessupply.com. The information provided on our website is not incorporated into this prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements made by us in this prospectus, any prospectus supplement and other documents we file with the SEC constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor provisions created by such sections. When used in this prospectus, the words “believe,” “anticipate,” “estimate,” “expect,” “may,” “will,” “should,” “plan,” “intend,” and similar expressions are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Actual results or events may differ significantly from those indicated in such forward-looking statements as a result of various important factors. These factors are discussed further in the caption “Risk Factors” below. All forward-looking statements are qualified by and should be read in conjunction with those risk factors. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Other risks are referred to from time to time in our periodic filings with the SEC.

RISK FACTORS

Investing in our securities involves a high degree of risk. Please see the risk factors described under the caption “Item 1. Business—Risk Factors” in our Annual Report on Form 10-K for the year ended January 30, 2004, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement.

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus may be used for the acquisition of businesses and products, the repayment or refinancing of debt, capital expenditures, working capital needs and other general corporate purposes. Pending such uses, we anticipate that we will invest the net proceeds in interest-bearing securities.

We will not receive any of the proceeds from any sale of shares by the selling shareholder.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Years Ended					Six Months Ended July 30, 2004
	January 28, 2000	January 26, 2001	January 25, 2002	January 31, 2003	January 30, 2004
Ratio of earnings to fixed charges	3.3	2.4	2.4	3.1	2.7	5.5

For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of the sum of income before taxes plus fixed charges (exclusive of capitalized interest) and amortization of previously capitalized interest. “Fixed charges” consist of the sum of interest expense, including capitalized interest, amortization of debt issuance costs and the portion of rent expense deemed to represent interest. As of the date of this prospectus, we have no preferred stock outstanding.

DESCRIPTION OF DEBT SECURITIES

This section outlines certain of the indentures governing the debt securities we may offer. This information may not be complete in all respects and is qualified entirely by reference to the indentures under which the debt securities are issued. Forms of these indentures are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This information relates to certain terms and conditions that generally apply to the debt securities. The specific terms of any series of debt securities will be described in a prospectus supplement. If so described in a prospectus supplement, the terms of that series may differ from the general description of the terms presented below.

The senior debt securities are to be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to senior debt securities as the senior indenture, and we will refer to the trustee under that indenture as the senior trustee. The subordinated debt securities are to be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to subordinated debt securities as the subordinated indenture, and we will refer to the trustee under that indenture as the subordinated trustee. Whenever we refer to particular defined terms of the indentures in this section or in a prospectus supplement, we are incorporating these definitions into this prospectus or the prospectus supplement.

In this Description of Debt Securities, the terms “we”, “us” and “our” refer collectively to Hughes Supply and its subsidiaries, unless the context otherwise indicates. The term “significant subsidiaries” refers to significant subsidiaries, as defined in Regulation S-X promulgated under the Securities Act, of Hughes Supply.

General

The debt securities will be issuable in one or more series pursuant to the applicable indenture, a supplemental indenture relating to such series of debt securities or a resolution of our board of directors or a committee of our board of directors. Unless otherwise specified in a prospectus supplement, each series of senior debt securities will rank equally in right of payment with all of our other senior obligations. Each series of subordinated debt securities will be subordinated and junior in right of payment to the extent and in the manner set forth in the subordinated indenture and any supplemental indenture relating to those securities. In addition, such subordinated debt securities may rank equal or senior in right of payment to other subordinated indebtedness which may have been issued or will be issued in the future. Except as otherwise provided in a prospectus supplement, the indentures will not limit our incurrence or issuance of other secured or unsecured debt, whether under the indentures, any other indenture that we may enter into in the future or otherwise. For more information, you should read the prospectus supplement relating to a particular offering of securities.

The applicable prospectus supplement or prospectus supplements will describe the following terms of each series of debt securities:

•	the title of the debt securities and whether such series constitutes senior debt securities or subordinated debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	the percentage of principal amount at which the debt securities will be issued;

•	the date or dates on which the principal of the debt securities is payable or the method of that determination or the right, if any, of Hughes Supply to defer payment of principal;

•	the rate or rates, if any, at which the debt securities will bear interest (including reset rates, if any, and the method by which any such rate will be determined), the interest payment dates on which interest will be payable and the right, if any, of Hughes Supply to defer any interest payment;

•	the place or places where, subject to the terms of the applicable indenture as described below under the caption “Payment and Paying Agents,” the principal of and premium, if any, and interest, if any, on the debt securities will be payable and where, subject to the terms of the applicable indenture as described below under the caption “Denominations, Registration and Transfer,” we will maintain an office or agency where debt securities may be presented for registration of transfer or exchange and the place or places where notices and demands to or upon us in respect of the debt securities and the applicable indenture may be made;

•	any period or periods within, or date or dates on which, the price or prices at which and the terms and conditions upon which debt securities may be redeemed, in whole or in part, at our option pursuant to any sinking fund or otherwise;

•	the obligation, if any, of Hughes Supply to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the period or periods within which, the price or prices at which, the currency or currencies including currency unit or units in which, and the other terms and conditions upon which the debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	the denominations in which any debt securities will be issuable if other than denominations of $5,000 and any integral multiples of $1,000 in excess thereof;

•	if other than in United States dollars, the currency or currencies, including currency unit or units, in which the principal of, and premium, if any, and interest, if any, on the debt securities will be payable, or in which the debt securities shall be denominated;

•	any additions, modifications or deletions in the events of default or covenants of Hughes Supply specified in the indenture with respect to the debt securities;

•	if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration of the maturity thereof;

•	any additions or changes to the indenture with respect to a series of debt securities that will be necessary to permit or facilitate the issuance of the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•	any index or indices used to determine the amount of payments of principal of and premium, if any, on the debt securities and the manner in which such amounts will be determined;

•	subject to the terms of the applicable indenture as described below under the caption “Global Debt Securities,” whether the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, in such case, the depositary for the global securities;

•	the appointment of any trustee, registrar, paying agent or agents;

•	the terms and conditions of any obligation or right of a holder to convert or exchange debt securities into common stock, preferred securities or other securities;

•	whether the defeasance and covenant defeasance provisions described under the caption “Satisfaction and Discharge; Defeasance” will be inapplicable or modified;

•	any applicable subordination provisions in addition to those set forth herein with respect to subordinated debt securities;

•	whether and under what circumstances Hughes Supply will pay additional amounts as contemplated in the indenture with respect to the debt securities in respect of any tax, assessment or governmental charge and, if so, whether Hughes Supply will have the option to redeem the debt securities in lieu of paying additional amounts; and

•	any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. We will describe material United States federal income tax consequences and special considerations applicable to those debt securities in the applicable prospectus supplement.

If the purchase price of any of the debt securities is payable in one or more foreign currencies or currency units, if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any debt securities is payable in one or more foreign currencies or currency units, we will set forth the restrictions, elections, material United States federal income tax considerations, specific terms and other information with respect to such issue of debt securities and such foreign currency or currency units in the applicable prospectus supplement.

If any index is used to determine the amount of payments of principal, premium, if any, or interest on any series of debt securities, we will describe the material United States federal income tax, accounting, and other considerations applicable thereto in the applicable prospectus supplement.

Reopening of Issue

All of the debt securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series. All debt securities of a particular series shall be substantially identical except as to the date of issuance, issue price and, if applicable, the date from which interest shall accrue.

Denominations, Registration and Transfer

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issuable only in registered form, without coupons, in denominations of $5,000 and any integral multiples of $1,000 in excess thereof. Debt securities of any series will be exchangeable for other debt securities of the same issue and series, of any authorized denominations of a like aggregate principal amount, the same original issue date, stated maturity and bearing the same interest rate.

Holders may present each series of debt securities for exchange as provided above, and for registration of transfer, with the form of transfer endorsed thereon, or with a satisfactory written instrument of transfer, duly executed, at the office of the appropriate securities registrar or at the office of any transfer agent designated by us for such purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable indenture. We will appoint the trustee of each series of debt securities as securities registrar for such series under the applicable indenture. If the applicable prospectus supplement refers to any transfer agents, in addition to the securities registrar initially designated by us with respect to any series, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, provided that we maintain a transfer agent in each place of payment for the series. We may at any time designate additional transfer agents with respect to any series of debt securities.

In the event of any redemption, neither we nor the trustee will be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day of mailing of a notice for redemption of debt securities of that series, and ending at the close of business on the day of mailing of the relevant notice of redemption; or

•	transfer or exchange any debt securities so selected for redemption, except, in the case of any debt securities being redeemed in part, any portion not being redeemed.

Global Debt Securities

Unless otherwise specified in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that we will deposit with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. Global debt securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities represented by it, a global debt security may not be transferred except as a whole by the depositary for the global debt security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee to a successor depositary or any nominee of the successor.

The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to the series. We anticipate that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a global debt security, and the deposit of the global debt security with or on behalf of the applicable depositary, the depositary for the global debt security, or its nominee, will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by the global debt security to the accounts of persons, more commonly known as participants, that have accounts with the depositary. These accounts will be designated by the dealers, underwriters or agents with respect to the debt securities or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global debt security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global debt security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons who hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global debt security.

So long as the depositary for a global debt security, or its nominee, is the registered owner of the global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global debt security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global debt security will not be entitled to have any of the individual debt securities of the series represented by the global debt security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of the series in definitive form, and will not be considered the owners or holders of them under the applicable indenture.

Payments of principal of, and premium, if any, and interest on individual debt securities represented by a global debt security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global debt security representing the debt securities. None of Hughes Supply, Inc., the trustee, any paying agent or the securities registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the global debt security for the debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent global debt security representing any of the debt securities, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global debt security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global debt security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of these participants.

Unless otherwise specified in the applicable prospectus supplement, if the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue individual debt securities of the series in exchange for the global debt security representing the series of debt securities. An interest in the global debt security will also be exchangeable for individual debt securities if an event of default with respect to the series of debt securities has occurred and is continuing. Further, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global debt security representing debt securities of the series may, on terms acceptable to us, the trustee and the depositary for the global debt security, receive individual debt securities of the series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to the debt securities. In any such instance, an owner of a beneficial interest in a global debt security will be entitled to physical delivery of individual debt securities of the series represented by the global debt security equal in principal amount to its beneficial interest and to have the debt securities registered in its name. Individual debt securities of the series so issued will be issued in denominations, unless otherwise specified by us, of $5,000 and integral multiples of $1,000 in excess thereof. The applicable prospectus supplement may specify other circumstances under which individual debt securities may be issued in exchange for the global debt security representing any debt securities.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of, and premium, if any, and any interest on debt securities will be made at the office of the trustee or at the office of such paying agent or paying agents as we may designate from time to time in the applicable prospectus supplement, except that at our option, payment of any interest may be made:

•	except in the case of global debt securities, by check mailed to the address of the person or entity entitled thereto as such address shall appear in the securities register; or

•	by transfer to an account maintained by the person or entity entitled thereto as specified in the securities register, provided that proper transfer instructions have been received by the regular record date.

Unless otherwise indicated in the applicable prospectus supplement, we will make payment of any interest on debt securities to the person or entity in whose name the debt security is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however, we will at all times be required to maintain a paying agent in each place of payment for each series of debt securities.

Any moneys deposited with the trustee or any paying agent, or held by us in trust, for the payment of the principal of, and premium, if any, or interest on any debt security and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable will, at our request, be repaid to us or released from such trust, as applicable, and the holder of the debt security will thereafter look, as a general unsecured creditor, only to us for payment.

Option to Defer Interest Payments

If provided in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to defer the payment of interest for such number of consecutive interest payment periods as may be specified in the applicable prospectus supplement, subject to the terms, conditions and covenants, if any, specified in such prospectus supplement, provided that an extension period may not extend beyond the stated maturity of the final installment of principal of the series of debt securities. Certain material United States federal income tax consequences and special considerations applicable to the debt securities will be described in the applicable prospectus supplement.

Subordination

Except as set forth in the applicable prospectus supplement, the subordinated indenture will provide that the subordinated debt securities will be subordinated and junior in right of payment to all senior indebtedness of Hughes Supply. The term “senior indebtedness” will be defined in the applicable prospectus supplement. Except as set forth in the applicable prospectus supplement, if:

•	we default in the payment of any principal, premium, if any, or interest on any senior indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise and the maturity of such senior indebtedness has been accelerated; or

•	any other default occurs with respect to any senior indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default, requesting that payments on subordinated debt securities cease, is given to the subordinated trustee by the holders of senior indebtedness;

then unless and until the default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment, in cash, property, or securities, by set-off or otherwise, will be made or agreed to be made on account of the subordinated debt securities or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of subordinated debt securities. The holders of senior indebtedness may notify us and the trustee in writing (a “payment blockage notice”) of a default which can result in the acceleration of that senior indebtedness’ maturity without further notice (except such notice as may be required to effect such acceleration) or the expiration of any grace periods. In this event, we may not pay the subordinated debt securities for 179 days after receipt of that notice (a “payment blockage period”). The payment blockage period will end earlier if such payment blockage period is terminated: (1) by written notice to the trustee and us from the person or persons who gave such payment blockage notice; (2) because the default giving rise to such payment blockage notice is cured, waived or otherwise no longer continuing; or (3) because such senior debt has been discharged or repaid in full in cash. Notwithstanding the foregoing, if the holders of senior indebtedness or their representatives have not accelerated the maturity of the payment blockage period, we may resume payments on the subordinated debt securities. Not more than one payment blockage notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to senior indebtedness during that period. No default existing on the beginning date of any payment blockage period initiated by a person or persons may be the basis of a subsequent payment blockage period with respect to the senior indebtedness held by that person.

Except as set forth in the applicable prospectus supplement, the subordinated indenture will provide that in the event of:

•	any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property;

•	any proceeding for the liquidation, dissolution or other winding-up of Hughes Supply, Inc., voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

•	any assignment by us for the benefit of creditors; or

•	any other marshaling of the assets of us;

all present and future senior indebtedness, including, without limitation, interest accruing after the commencement of the proceeding, assignment or marshaling of assets, will first be paid in full before any payment or distribution, whether in cash, securities or other property, will be made by us on account of subordinated debt securities. In that event, any payment or distribution, whether in cash, securities or other property, other than securities of Hughes Supply or any other corporation provided for by a plan of reorganization or a readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the subordinated indenture, to the payment of all senior indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment and other than payments made from any trust described below under the caption “Satisfaction and Discharge; Defeasance,” which would otherwise, but for the subordination provisions, be payable or deliverable in respect of subordinated debt securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of Hughes Supply being subordinated to the payment of subordinated debt securities, will be paid or delivered directly to the holders of senior indebtedness or to their representative or trustee, in accordance with the priorities then existing among such holders, until all senior indebtedness shall have been paid in full. No present or future holder of any senior indebtedness will be prejudiced in the right to enforce subordination of the indebtedness evidenced by subordinated debt securities by any act or failure to act on our part.

Modification of Indentures

From time to time, we and the trustees may modify the indentures without the consent of any holders of any series of debt securities with respect to some matters, including, but not limited to:

•	to evidence the succession of another person to our rights and the assumption by the successor of our covenants and obligations in the applicable indenture in accordance with the terms of the indenture;

•	to add to the covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in the applicable indenture;

•	to add events of default for the benefit of the holders of all or any series of debt securities;

•	to change or eliminate any provisions of the applicable indenture, provided that the change or elimination will become effective only when there are no outstanding debt securities of any series created prior thereto which are entitled to the benefit of such provisions;

•	to secure, or add guarantees with respect to, the debt securities;

•	to establish the form or terms of debt securities of any series;

•	to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trust under the applicable indenture by more than one trustee;

•	to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the applicable indenture, provided that such action will not adversely affect the interests of holders of such series of debt securities in any material respects; or

•	to qualify, or maintain the qualification of, the indentures under the Trust Indenture Act of 1939, as amended,

In addition, under the indentures, we and the trustees may modify some of our rights, covenants and obligations and the rights of holders of any series of debt securities with the written consent of the holders of at least a majority in aggregate principal amount of the series of outstanding debt securities; but no such modification may, without the consent of a holder:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any security;

•	reduce the principal amount of any security or the rate of interest thereon or any premium payable upon redemption or extend the time for payment thereof;

•	change any place of payment where, or the coin or currency in which, any security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof;

•	reduce the percentage in principal amount of the outstanding securities of any series, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the applicable indenture or defaults or events of default and their consequences; or

•	change the redemption provisions of the applicable indenture in a manner adverse to such holder.

We and the trustees may execute, without the consent of any holder of the debt securities, any supplemental indenture for the purpose of creating any new series of debt securities.

Events of Default

The indentures will provide that any one or more of the following described events with respect to a series of debt securities that has occurred and is continuing constitutes an “event of default” with respect to that series of debt securities:

•	failure for 30 days to pay any interest or any sinking fund payment on the series of debt securities when due (subject to the deferral of any due date in the case of an extension period);

•	failure to pay any principal or premium, if any, on the series of the debt securities when due, whether at maturity, upon redemption, by declaration or otherwise;

•	failure to observe or perform any other covenants contained in the applicable indenture for 60 days after written notice has been given to us from the trustee or the holders of at least 25% in principal amount of the series of outstanding debt securities;

•	an event of default on any other indebtedness for borrowed money of Hughes Supply having an aggregate amount outstanding in excess of $15 million which default (i) is caused by a failure to pay when due (after giving effect to any grace periods) any principal, premium or interest on such indebtedness or (ii) has caused the holders thereof to declare such indebtedness due and payable in advance of its scheduled maturity; or

•	certain events in bankruptcy, insolvency or reorganization of Hughes Supply or any of its significant subsidiaries.

The holders of not less than a majority in outstanding principal amount of the series of debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee of the series. In the case of an event of default arising from certain events in bankruptcy, insolvency or reorganization of Hughes Supply or any of its significant subsidiaries, all outstanding debt securities will become due and payable immediately without further action or notice. The trustee or the holders of not less than 25% in aggregate outstanding principal amount of the series may declare the principal due and payable immediately upon any other event of default. The holders of a majority in aggregate outstanding principal amount of the series may annul the declaration and waive the default if all events of default (other than the non-payment of the principal of the series which has become due solely by the acceleration) have been cured and a sum sufficient to pay all matured installments of interest, premium and principal due otherwise than by acceleration has been deposited with the trustee of the series.

The holders of a majority in outstanding principal amount of a series of debt securities affected thereby may, on behalf of all the holders of the series of debt securities, waive any past default, except a default in the payment of principal, premium or interest, unless the default has been cured and a sum sufficient to pay all matured installments of interest, premium and principal due otherwise than by acceleration has been deposited with the trustee of the series, or a default in respect of a covenant or provision which under the related indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of the series. We are required to file annually with the trustees a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the indentures.

In case an event of default shall occur and be continuing as to a series of debt securities, the trustee of the series will have the right to declare the principal of, premium, if any, and the interest on the debt securities, and any other amounts payable under the applicable indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the debt securities.

No holder of any debt securities will have any right to institute any proceeding with respect to the applicable indenture or for any remedy thereunder, unless the holder shall have previously given to the trustee written notice of a continuing event of default, the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series shall have made written request and offered reasonable indemnity to the trustee of the series to institute the proceeding as a trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the class a direction inconsistent with the request and shall have failed to institute the proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal, premium or interest on the debt security on or after the respective due dates expressed in the debt security.

Consolidation, Merger, Sale of Assets and Other Transactions

Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that Hughes Supply will not consolidate with or merge into any other person or entity or sell, assign, convey, transfer or lease its properties and assets substantially as an entity to any person or entity unless:

•	either Hughes Supply is the continuing corporation, or any successor or purchaser is a corporation, partnership or trust or other entity organized under the laws of the United States of America, any state thereof or the District of Columbia, and the successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture; and

•	immediately before and after giving effect thereto, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

The trustee, subject to the provisions of the applicable indenture, may receive an opinion of counsel as conclusive evidence that any such consolidation, merger, sale, assignment, conveyance, transfer or lease and any such assumption complies with the provisions of the indenture.

Unless otherwise indicated in the applicable prospectus supplement, the general provisions of the indentures do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the debt securities.

Satisfaction and Discharge; Defeasance

Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that when, among other things, all debt securities not previously delivered to the trustee for cancellation:

•	have become due and payable; or

•	will become due and payable at their stated maturity or by redemption within one year,

and we irrevocably deposit or cause to be deposited with the trustee, as trust funds in trust for the purpose, an amount in the currency or currencies in which the debt securities are payable sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal of, and premium, if any, and interest to the date of the deposit or to the stated maturity, as the case may be; then the applicable indenture will cease to be of further effect (except as to our obligations to pay all other sums due pursuant to the indenture and to provide the officers’ certificates and opinions of counsel described therein), and we will be deemed to have satisfied and discharged the indenture.

Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that we may elect either:

•	to terminate, and be deemed to have satisfied, all our obligations with respect to any series of debt securities, except for the obligations to register the transfer or exchange of such debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to compensate and indemnify the trustee (“defeasance”); or

•	to be released from our obligations with respect to certain covenants (“covenant defeasance”);

upon the irrevocable deposit with the trustee, in trust for such purpose, of money and/or United States Government Obligations, as defined in the applicable indenture, which through the payment of principal and interest in accordance with the term used will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and premium, if any, and interest on, and any other amounts payable in respect of the outstanding debt securities of the series.

Such a trust may be established only if, among other things, we have delivered to the trustee an opinion of counsel (as specified in the indenture) with regard to certain matters, including an opinion to the effect that the holders of the debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and discharge, and will be subject to United States federal income tax on the same amounts, and in the same manner, and at the same times as would have been the case if the deposit and defeasance or covenant defeasance, as the case may be, had not occurred.

Conversion or Exchange

If and to the extent indicated in the applicable prospectus supplement, the debt securities of any series may be convertible or exchangeable into other securities. The specific terms on which debt securities of any series may be so converted or exchanged will be set forth in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holder or at our option, in which case the number of shares of other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the applicable prospectus supplement.

Restrictions on Secured Debt

So long as any debt securities are outstanding under the indentures, if Hughes Supply or any of its significant subsidiaries create any lien on any of its assets or on a significant subsidiary’s stock or debt, we will secure the debt securities on the same basis, unless, after giving effect to such lien, the aggregate amount of the secured debt then outstanding (not including debt secured by liens permitted below) plus the value of all sale and leaseback transactions described below would not exceed 15% of the consolidated net worth of Hughes Supply. The restrictions do not apply to debt secured by the following:

•	as to each series of debt securities, liens existing as of the date when Hughes Supply first issued debt securities of that series pursuant to the applicable indenture;

•	liens on property to secure all or part of the cost of acquiring, constructing or improving all or any part of such property, or to secure debt incurred to provide funds for the reimbursement of funds expended for the foregoing purposes;

•	landlord’s, materialmen’s, carriers’, workmen’s, repairmen’s or other like liens which are not overdue or which are being contested in good faith in appropriate proceedings;

•	liens existing on any property of a corporation or other entity at the time it became or becomes a subsidiary of Hughes Supply (provided that the lien has not been created or assumed in contemplation of that corporation becoming a subsidiary of Hughes Supply);

•	liens securing debt owing by a subsidiary to Hughes Supply or to one or more of its subsidiaries;

•	rights of set-off over deposits of Hughes Supply or its subsidiaries held by financial institutions;

•	liens in favor of any governmental authority of any jurisdiction securing the obligation of Hughes Supply or any of its subsidiaries pursuant to any contract or payment owed to that entity pursuant to applicable laws, regulations or statutes;

•	liens in connection with self-insurance, workers’ compensation insurance, social security and similar matters;

•	liens in connection with legal proceedings or arising in the ordinary course of business and not in connection with borrowings of money; and

•	any extension, renewal or refunding of the foregoing, provided that the principal amount is not increased and that such lien is not extended to other property.

Restrictions on Sales and Leasebacks

Hughes Supply will not, and will not permit any significant subsidiary to, enter into any sale and leaseback transaction covering any property after the date when Hughes Supply first issued debt securities pursuant to the indentures, unless:

•	the lease is for a temporary period not exceeding three years;

•	in the case of newly constructed property, the sale or transfer occurs within 120 days after construction is complete and the property is fully operational;

•	in the case of property owned by a business that is acquired by Hughes Supply or any of its subsidiaries after the date hereof, the sale or transfer occurs within 120 days after the date of acquisition;

•	we would be entitled (other than pursuant to the exceptions under “—Restrictions on Secured Debt” above) to secure indebtedness equal to the amount realized upon the sale or transfer involved in that transaction without securing the debt securities on the same basis;

•	we use an amount equal to the market value of the property sold to retire within 120 days indebtedness of Hughes Supply or one of its subsidiaries (other than indebtedness subordinated to the debt securities) for money borrowed with an initial maturity of more than 12 months; or

•	the lease is with Hughes Supply or one of its subsidiaries.

Certain Covenants

The indentures will contain certain covenants regarding, among other matters, corporate existence, payment of taxes and reports to holders of debt securities. If and to the extent indicated in the applicable prospectus supplement, these covenants may be removed or additional covenants added with respect to any series of debt securities.

Governing Law

Unless otherwise indicated in the applicable prospectus supplement, the indentures and the debt securities will be governed by and construed in accordance with the laws of the state of New York.

Information Concerning the Trustees

Each trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939, as amended. Subject to these provisions, each trustee is under no obligation to exercise any of the powers vested in it by the applicable indenture at the request of any holder of the debt securities, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby. Each trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is based on the provisions of our articles of incorporation or bylaws and the applicable provisions of the Florida Business Corporation Act. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our articles of incorporation, bylaws and the Florida Business Corporation Act. For information on how to obtain copies of our articles of incorporation and bylaws, see “Where You Can Find Additional Information.”

We may offer our common stock issuable upon the conversion of debt securities, the exercise of warrants and the settlement of stock purchase contracts. The selling shareholder may offer and sell from time to time in one or more offerings an aggregate of 300,000 shares of our common stock (as adjusted for the two-for-one stock split payable on September 22, 2004).

Authorized Capital

We currently have authority to issue 100,000,000 shares of our common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share. The only equity securities outstanding are shares of common stock. On August 24, 2004, our board of directors approved a two-for-one stock split in the form of a stock dividend, payable on September 22, 2004, to shareholders of record as of the close of business on September 15, 2004. Our shareholders will receive one additional share for each share held on that date. As of September 10, 2004, there were 30,839,289 shares of our common stock issued and outstanding. We expect that immediately following the stock split there will be approximately 61.7 million shares of our common stock issued and outstanding.

Common Stock

Voting Rights

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of common stock have no cumulative voting rights with respect to the election of directors (e.g., a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our board of directors).

Dividend and Liquidation Rights

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for the payment of dividends (subject to the prior dividend rights of holders of any preferred stock then outstanding) at the times and in the amounts as our board of directors may from time to time determine. The shares of our common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or other rights to purchase any securities of Hughes Supply.

Upon the liquidation, dissolution or winding up of Hughes Supply, the holders of our common stock are entitled to receive pro rata the assets of Hughes Supply which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

There are also no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Listing

Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “HUG.” The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series, and to fix the number of shares constituting such series and the rights and preferences thereof, including dividend rights, voting rights, terms of redemption and liquidation preferences.

Our board of directors established Series A Junior Participating Preferred Stock (“Series A Stock”) consisting of 75,000 shares. Each share of Series A Stock will be entitled to 2,000 votes on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock has a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.00 per share or 2,000 times the aggregate per share amount of the dividend declared on common stock in the related quarter. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $1,000 per share plus any accrued and unpaid dividends or 2,000 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.

Shareholder Rights Plan

We have adopted a shareholder rights plan. Under the shareholder rights plan, after giving effect to the stock split on September 22, 2004, each shareholder will hold one-half of a right per share of our common stock. When exercisable, each one-half of a right will permit the holder to purchase from us one two-thousandth of a share of Series A Stock at a purchase price of $100 per one two-thousandth of a share of Series A Stock. The rights generally become exercisable if a person or group acquires 15% or more of our common stock or commences a tender offer that could result in such person or group owning 15% or more of our common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of our common stock, or of an acquiring company, having a value equal to two times the exercise price of the right. In general, the rights may be redeemed by us at $0.01 per right at any time prior to the latter of (a) ten days after 20% or more of our stock is acquired by a person or group and (b) the first date of a public announcement that a person or group has acquired 15% or more of our stock. The rights have a 10-year term expiring on June 2, 2008 unless terminated earlier in accordance with the shareholder rights plan. The rights are attached to our common stock and any reference to the common stock in this prospectus includes the rights.

DESCRIPTION OF WARRANTS

This section outlines some of the provisions of each warrant agreement, the warrant and the warrant certificates. This information may not be complete in all respects and is qualified entirely by reference to the warrant agreement with respect to the warrants of any particular series. The specific terms of any series of warrants will be described in a prospectus supplement. If so described in a prospectus supplement, the terms of that series of warrants may differ from the general description of terms presented below.

Hughes Supply has no warrants outstanding (other than options issued under its employee stock option plans). We may issue warrants for the purchase of our debt securities or common stock. Warrants may be issued independently or together with debt securities or common stock and may be attached to or separate from those securities.

Warrant Agreements

Each series of warrants will be evidenced by certificates issued under a separate warrant agreement to be entered into between Hughes Supply and a bank that we select as warrant agent with respect to such series. The warrant agent will have its principal office in the United States and have a combined capital and surplus of at least $50 million.

Issuance in Series

The applicable prospectus supplement relating to a series of warrants will mention the name and address of the warrant agent. The prospectus supplement will describe the terms of the series of warrants in respect of which this prospectus is being delivered, including, but not limited to:

•	the offering price;

•	the currency for which the warrants may be purchased;

•	the designation and terms of the securities, if any, with which the warrants are issued and the number of warrants issued with each security or each principal amount of security;

•	the date, if any, on and after which warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities that can be purchased upon exercise, and the exercise price for purchasing those debt securities;

•	in the case of warrants to purchase common stock, the number of shares of common stock as the case may be, that can be purchased upon the exercise, and the price for purchasing those shares;

•	the dates on which the right to exercise the warrants will commence and expire;

•	material United States federal income tax consequences of holding or exercising those warrants;

•	the terms of the securities issuable upon exercise of those warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, may be presented for transfer registration, and may be exercised at the warrant agent’s corporate trust office or any other office indicated in the prospectus supplement. If the warrants are not separately transferable from the securities with which they were issued, this exchange may take place only if the certificates representing the related securities are also exchanged. Prior to warrant exercise, warrant holders will not have any rights as holders of the underlying securities, including the right to receive any principal, premium, interest, dividends or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities specified in the prospectus supplement at the exercise price mentioned in, or calculated as described in, the prospectus supplement. Unless otherwise specified in the prospectus supplement, warrants may be exercised at any time up to 5:00 p.m., Eastern time, on the expiration date mentioned in that prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised by delivery of the warrant certificate representing the warrants to be exercised, or in the case of global securities, by delivery of an exercise notice for those warrants, together with certain information, and payment to the warrant agent in immediately available funds, as provided in the prospectus supplement, of the required purchase amount. The information required to be delivered will be on the reverse side of the warrant certificate and in the prospectus supplement. Upon receipt of payment and the warrant certificate or exercise notice properly executed at the office indicated in the prospectus supplement, we will, in the time period the relevant warrant agreement provides, issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by such warrant certificates are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

If mentioned in the prospectus supplement, securities may be surrendered as all or part of the exercise price for warrants.

Anti-Dilution Provisions

In the case of warrants to purchase our common stock, the exercise price payable and the number of shares of our common stock purchasable upon warrant exercise may be adjusted in certain events, including, but not limited to:

•	the issuance of a stock dividend to common shareholders or a combination, subdivision or reclassification of our common stock;

•	the issuance of rights, warrants or options to all common and preferred shareholders entitling them to purchase our common stock for an aggregate consideration per share less than the current market price per share of our common stock;

•	any distribution to our common shareholders of evidences of our indebtedness of assets, excluding cash dividends, or distributions referred to above; and

•	any other events mentioned in the prospectus supplement.

No adjustment in the number of shares purchasable upon warrant exercise will be required until cumulative adjustments require an adjustment of at least 1% of such number. No fractional shares will be issued upon warrant exercise, but we will pay the cash value of any fractional shares otherwise issuable.

Modification

We and any warrant agent may amend any warrant agreement and the terms of the related warrants by executing a supplemental warrant agreement, without any such warrant holders’ consent, for the purpose of:

•	curing any ambiguity, any defective or inconsistent provision contained in the warrant agreement, or making any other corrections to the warrant agreement that are not inconsistent with the provisions of the warrant certificates;

•	evidencing the succession of another corporation to us and its assumption of our covenants contained in the warrant agreement and the warrants;

•	appointing a successor depository, if the warrants are issued in the form of global securities;

•	evidencing a successor warrant agent’s acceptance of appointment with respect to the warrants;

•	adding to our covenants for the warrant holders’ benefit or surrendering any right or power we have under the warrant agreement;

•	issuing warrants in definitive form, if such warrants are initially issued in the form of global securities; or

•	amending the warrant agreement and the warrants as we deem necessary or desirable and that will not adversely affect the warrant holders’ interests in any material respect.

We and the warrant agent may also amend any warrant agreement and the related warrants by a supplemental agreement with the consent of the holders of at least a majority of the unexercised warrants affected by such amendment, for the purpose of adding, modifying or eliminating any of the warrant agreement’s provisions or of modifying the warrant holders’ rights. However, no such amendment that:

•	reduces the number or amount of securities receivable upon warrant exercise;

•	shortens the time period during which the warrants may be exercised;

•	otherwise adversely affects the exercise rights of warrant holders in any material respect; or

•	reduces the number of unexercised warrants the consent of holders of which is required for amending the warrant agreement or the related warrants;

may be made without the consent of each holder affected by that amendment.

Consolidation, Merger and Sale of Assets

Unless otherwise indicated in the applicable prospectus supplement, the warrant agreement will provide that we will not consolidate with or merge into any other person or entity or sell, assign, convey, transfer or lease our properties and assets substantially as an entity to any person or entity unless:

•	either we are the continuing corporation, or any successor or purchaser is a corporation, partnership or trust or other entity organized under the laws of the United States of America, any state thereof or the District of Columbia, and the successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture; and

•	immediately before and after giving effect thereto, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the relevant warrant agreement and will not assume any obligation or relationship of agency or trust for any warrant holder. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case we default in performing our obligations under the relevant warrant agreement or warrant, including any duty or responsibility to initiate any legal proceedings or to make any demand upon us. Any warrant holder may, without the warrant agent’s consent or consent of any other warrant holder, enforce by appropriate legal action its right to exercise that warrant.

Replacement of Warrant Certificates

We will replace any destroyed, lost, stolen or mutilated warrant certificate upon delivery to us and the relevant warrant agent of satisfactory evidence of the ownership of that warrant certificate and of its destruction, loss, theft or mutilation, and (in the case of mutilation) surrender of that warrant certificate to the relevant warrant agent, unless we have, or the warrant agent has, received notice that the warrant certificate has been acquired by a bona fide purchaser. That warrant holder will also be required to provide indemnity satisfactory to us and the relevant warrant agent before a replacement warrant certificate will be issued.

Title

Hughes Supply, the warrant agents and any of their agents may treat the registered holder of any warrant certificate as the absolute owner of the warrants evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the warrants so requested, despite any notice to the contrary.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

This section outlines some of the provisions of each stock purchase contract and stock purchase contract agreement. This information may not be complete in all respects and is qualified entirely by reference to the stock purchase contract agreement with respect to the stock purchase contracts of any particular series. The specific terms of any series of stock purchase contracts will be described in a prospectus supplement. If so described in a prospectus supplement, the terms of that series of stock purchase contracts may differ from the general description of terms presented below.

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders shares of our common stock at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units, often known as stock purchase units. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner and, in certain circumstances, we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligation under the original stock purchase contract.

The applicable prospectus supplement will describe the terms of the stock purchase contracts, including, if applicable, collateral or depositary arrangements. The description in the applicable prospectus supplement will not contain all of the information you may find useful, and reference will be made to the stock purchase contracts and, if applicable, the unilateral or depositary arrangement relating to the stock purchase contracts in stock purchase units.

DESCRIPTION OF UNITS

This section outlines some of the provisions of the units and the unit agreements. This information may not be complete in all respects and is qualified entirely by reference to the unit agreement with respect to the units of any particular series. The specific terms of any series of units will be described in a prospectus supplement. If so described in a particular supplement, the specific terms of any series of units may differ from the general description of terms presented below.

We may issue units comprised of one or more debt securities, shares of our common stock, warrants and stock purchase contracts in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement that differ from those described below; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Debt Securities,” “Description of Capital Stock,” “Description of Warrants” and “Description of Stock Purchase Contracts” will apply to each unit and to any debt security, common stock, warrant or stock purchase contract included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in as many distinct series as we wish. This section summarizes terms of the units that apply generally to all series. Most of the financial and other specific terms of your series will be described in the prospectus supplement.

Unit Agreements

We will issue the units under one or more unit agreements to be entered into between us and a bank or other financial institution, as unit agent. We may add, replace or terminate unit agents from time to time. We will identify the unit agreement under which each series of units will be issued and the unit agent under that agreement in the prospectus supplement.

The following provisions will generally apply to all unit agreements unless otherwise stated in the prospectus supplement.

Enforcement of Rights

The unit agent under a unit agreement will act solely as our agent in connection with the units issued under that agreement. The unit agent will not assume any obligation or relationship of agency or trust for or with any holders of those units or of the securities comprising those units. The unit agent will not be obligated to take any action on behalf of those holders to enforce or protect their rights under the units or the included securities.

Except as indicated in the next paragraph, a holder of a unit may, without the consent of the unit agent or any other holder, enforce its rights as holder under any security included in the unit, in accordance with the terms of that security and the indenture, warrant agreement, stock purchase contract agreement or other instrument under which that security is issued. Those terms are described elsewhere in this prospectus under the sections relating to debt securities, common stock, warrants and stock purchase contracts.

Notwithstanding the foregoing, a unit agreement may limit or otherwise affect the ability of a holder of units issued under that agreement to enforce its rights, including any right to bring a legal action, with respect to those units or any securities, other than debt securities, that are included in those units. Limitations of this kind will be described in the prospectus supplement.

Modification Without Consent of Holders

We and the applicable unit agent may amend any unit or unit agreement without the consent of any holder:

•	to cure any ambiguity;

•	to correct or supplement any defective or inconsistent provision; or

•	to make any other change that we believe is necessary or desirable and will not adversely affect the interests of the affected holders in any material respect.

We do not need any approval to make changes that affect only units to be issued after the changes take effect. We may also make changes that do not adversely affect a particular unit in any material respect, even if they adversely affect other units in a material respect. In those cases, we do not need to obtain the approval of the holder of the unaffected unit; we need only obtain any required approvals from the holders of the affected units.

Modification With Consent of Holders

We may not amend any particular unit or a unit agreement with respect to any particular unit unless we obtain the consent of the holder of that unit, if the amendment would:

•	impair any right of the holder to exercise or enforce any right under a security included in the unit if the terms of that security require the consent of the holder to any changes that would impair the exercise or enforcement of that right; or

•	reduce the percentage of outstanding units or any series or class the consent of whose holders is required to amend that series or class, or the applicable unit agreement with respect to that series or class, as described below.

Any other change to a particular unit agreement and the units issued under that agreement would require the following approval:

•	if the change affects only the units of a particular series issued under that agreement, the change must be approved by the holders of a majority of the outstanding units of that series; or

•	if the change affects the units of more than one series issued under that agreement, it must be approved by the holders of a majority of all outstanding units of all series affected by the change, with the units of all the affected series voting together as one class for this purpose.

These provisions regarding changes with majority approval also apply to changes affecting any securities issued under a unit agreement, as the governing document.

In each case, the required approval must be given by written consent.

Unit Agreements Will Not Be Qualified under the Trust Indenture Act of 1939, as Amended.

No unit agreement will be qualified as an indenture, and no unit agent will be required to qualify as a trustee, under the Trust Indenture Act of 1939, as amended. Therefore, holders of units issued under unit agreements will not have the protections of the Trust Indenture Act of 1939, as amended, with respect to their units. To the extent any units consist of debt securities, however, those debt securities will be issued under an indenture that has been qualified under the Trust Indenture Act of 1939, as amended.

Title

Hughes Supply, the unit agents and any of their agents may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary.

SELLING SHAREHOLDER

The following table sets forth certain information about the selling shareholder’s beneficial ownership of our common stock as of September 10, 2004 (such information has been provided by the selling shareholder) and after the sale of the common stock offered by the selling shareholder, assuming all such shares are sold and giving effect to the two-for-one stock split effective September 22, 2004. The selling shareholder has not committed to sell any shares under this prospectus. The numbers presented under “Shares Beneficially Owned After the Offering” assume that all of the shares offered by the selling shareholder are sold and that the selling shareholder acquires no additional shares of our common stock before the completion of this offering. The selling shareholder may offer all, some or none of the shares of our common stock being offered by this prospectus. The selling shareholder will pay all expenses incurred with respect to the registration and sale of the selling shareholder’s common stock. The shares offered by the selling shareholder under this prospectus may be offered from time to time by the selling shareholder named below.

	Shares Beneficially Owned Prior to the Offering					Shares Beneficially Owned After the Offering
Name of Selling Shareholder	Number of Shares Beneficially Owned		Percent(1)	Number of Shares Offered		Number of Shares Beneficially Owned(2)		Percent(1)(2)
David H. Hughes(3)	1,266,548	(4)	2.05	300,000	(5)	966,548	(4)	1.56%

(1)	Percentage calculations based on 61,678,578 shares of our common stock that were issued and outstanding as of September 10, 2004, as adjusted for the two-for-one stock split payable on September 22, 2004, which adjustment was made by doubling the number of shares of our common stock that were issued and outstanding on September 10, 2004.
(2)	Assumes all of the shares offered by the selling shareholder under this prospectus have been sold.
(3)	David H. Hughes has served as a director of our company since 1968 and as our Chairman of the Board since 1986. David H. Hughes also served as our Chief Executive Officer from 1975 to 2003.
(4)	Includes 169,800 shares subject to options under our 1988 Stock Option Plan or our 1997 Executive Stock Plan that are exercisable within 60 days, 170,592 shares represented by restricted share grants under our 1997 Executive Stock Plan and 7,354 shares owned of record by David H. Hughes’ spouse. David H. Hughes is considered to have sole voting and investment power with respect to 927,960 shares and shared voting and investment power with respect to 338,588 shares. David H. Hughes is an executive officer and director of, and owns a one-third equity interest in Hughes, Inc., a corporation to which we make payments for the lease of certain properties. Includes 86,432 shares held by Hughes, Inc. David H. Hughes is considered to share voting and investment power with respect to such shares. Also includes 244,802 shares held by three trusts of which David H. Hughes is a co-trustee.
(5)	All of the shares offered by the selling shareholder will be offered by David H. Hughes, as Trustee of the David H. Hughes Trust.

PLAN OF DISTRIBUTION

We and/or the selling shareholder may offer and sell the securities described in this prospectus:

•	through agents;

•	through one or more underwriters or dealers;

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers (through a specific bidding or auction process or otherwise); or

•	through a combination of any of these methods of sale.

The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.

Offers to purchase the securities may be solicited by agents designated by us and/or the selling shareholder from time to time. Any agent involved in the offer or sale of the securities will be named, and any commissions payable by us and/or the selling shareholder to the agent will be described, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as such term is defined in the Securities Act of 1933, of the securities so offered and sold.

If we and/or the selling shareholder offer and sell securities through an underwriter or underwriters, we and/or the selling shareholder will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities. That prospectus supplement and this prospectus will be used by the underwriters to make resales of the securities. If underwriters are used in the sale of any securities in connection with this prospectus, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and us and/or the selling shareholder at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of securities, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that with respect to a sale of these securities the underwriters will be obligated to purchase all such securities if any are purchased.

We and/or the selling shareholder may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. The terms of any over-allotment option will be set forth in the prospectus supplement for those securities.

If any underwriters are involved in the offer and sale, they will be permitted to engage in transactions that maintain or otherwise affect the price of the securities. These transactions may include over-allotment transactions, purchases to cover short positions created by the underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the securities in connection with the offering, i.e., if it sells more securities than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing the securities in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase securities on the open market to reduce their short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such securities as part of the offering.

Neither we, the selling shareholder, nor any underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither we, the selling shareholder, nor any underwriter make any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

If we and/or the selling shareholder offer and sell securities through a dealer, we, the selling shareholder or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act of 1933, of the securities so offered and sold. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.

We and/or the selling shareholder may solicit offers to purchase the securities directly, and we and/or the selling shareholder may sell the securities directly to institutional or other investors, who may be deemed an underwriter within the meaning of the Securities Act of 1933 with respect to any resales of those securities. The terms of these sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

We and/or the selling shareholder may enter into agreements with agents, underwriters and dealers under which we and/or the selling shareholder may agree to indemnify the agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make with respect to these liabilities. The terms and conditions of this indemnification or contribution will be described in the applicable prospectus supplement.

Some of the agents, underwriters or dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us and/or the selling shareholder in the ordinary course of business.

We and/or the selling shareholder may authorize our respective agents, dealers or underwriters to solicit offers by certain specified institutions to purchase securities at the public offering price under delayed delivery contracts. The terms of these delayed delivery contracts, including when payment for and delivery of the securities sold will be made under the contracts and any conditions to each party’s performance set forth in the contracts, will be described in the applicable prospectus supplement. The compensation received by underwriters, dealers or agents soliciting purchases of securities under delayed delivery contracts will also be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, each series of offered securities will be a new issue of securities with no established trading market, except for our common stock, which is listed on the New York Stock Exchange. Unless otherwise indicated in the applicable prospectus supplement, we do not expect to list the securities on a securities exchange, except for our common stock, which is listed on the New York Stock Exchange. Underwriters involved in the public offering and sale of these securities may make a market in the securities. They are not obligated to make a market, however, and may discontinue market making activity at any time. We cannot give any assurance as to the liquidity of the trading market for any of these securities.

In order to comply with the securities laws of some states, if applicable, the securities offered hereby will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

From time to time, the selling shareholder may pledge or grant a security interest in some or all of our common stock he owns. If the selling shareholder defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell such common stock from time to time by this prospectus. The selling shareholder also may transfer and donate our common stock owned by him in other circumstances. The number of shares of our common stock beneficially owned by the selling shareholder will decrease as and when the selling shareholder transfers or donates his shares of our common stock or defaults in performing obligations secured by his shares of our common stock. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling shareholders for purposes of this prospectus.

LEGAL MATTERS

Certain legal matters with respect to the validity of securities offered under this prospectus will be passed upon for us by John Z. Paré, our Senior Vice President, General Counsel and Secretary, and by our outside counsel, Holland & Knight LLP, Orlando, Florida, and for any underwriters, dealers, or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to Amendment No. 1 to Form 10-K on Form 10-K/A for the year ended January 30, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Century Maintenance Supply, Inc. as of December 31, 2002 and for the year then ended, included in Amendment No. 1 to the Current Report on Form 8-K/A under the Securities Exchange Act of 1934, of Hughes Supply, Inc. dated December 19, 2003 and incorporated in this prospectus by reference to such Amendment No. 1 to the Current Report on Form 8-K/A, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing therein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting to conform with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. In addition, you may inspect reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange which are located at 20 Broad Street, New York, New York 10005.

We filed a registration statement on Form S-3 to register with the SEC the securities described herein. This prospectus is a part of that registration statement and constitutes a prospectus of Hughes Supply. As allowed by SEC rules, this prospectus does not contain all the information that can be found in the registration statement or the exhibits to the registration statement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and any later information that we file with the SEC will automatically update and supersede this information. The documents and other information incorporated by reference are:

•	Annual Report on Form 10-K for the year ended January 30, 2004 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2004 Annual Meeting of Shareholders).

•	Amendment No. 1 to Annual Report on Form 10-K/A filed on September 14, 2004.

•	Quarterly Report on Form 10-Q for the quarter ended April 30, 2004.

•	Quarterly Report on Form 10-Q for the quarter ended July 30, 2004.

•	Amendment No. 1 to Current Report on Form 8-K filed on January 8, 2004.

•	Current Reports on Form 8-K filed on February 17, 2004, June 14, 2004, July 30, 2004, August 24, 2004, August 30, 2004 and September 14, 2004.

•	All documents filed by Hughes Supply under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of the filed documents and other information referred to above, excluding exhibits, unless they are specifically incorporated by reference into those documents. You can request those documents by visiting our website at www.hughessupply.com, by calling (407) 822-2139, or by making a written request to our Investor Relations Department at:

Hughes Supply, Inc.

Corporate Office

One Hughes Way

Orlando, Florida 32805

1

4,300,000 Shares

Hughes Supply, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

October     , 2004

LEHMAN BROTHERS

CITIGROUP

GOLDMAN, SACHS & CO.

WACHOVIA SECURITIES